Exhibit 99.2

Management’s Discussion and Analysis (“MD&A”)

Quarterly Report on the First Quarter of 2021

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three month periods ended March 31, 2021, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of May 4, 2021, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three month period ended March 31, 2021 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 100 to 115. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2020, the related annual MD&A included in the 2020 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “strategy”, “target”, “plan”, “guidance”, “forecast”, “objective”, “assume”, “intend”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “work towards”, “focus”, “during”, “ongoing”, “subject to”, “scheduled”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; cash flow forecasts; projected capital, operating and exploration expenditures; the timing and amount of Barrick’s return of capital distributions; mine life and production rates, including timing of production ramp-up at Bulyanhulu; Barrick’s engagement with local communities to manage the Covid-19 pandemic; our plans and expected completion and benefits of our growth projects, including construction of Goldrush twin exploration declines, Turquoise Ridge Third Shaft, timing of completion of a final feasibility study for Goldrush and approval of the plan of operations; Pueblo Viejo plant and tailings facility expansion, Bulyanhulu production ramp-up, Zaldívar chloride leach project, and Veladero power transmission project; the potential impact of proposed changes to Nevada’s Net Proceeds of Mineral tax on Nevada Gold Mines, and Barrick’s engagement with affected stakeholders to reach a solution that secures the long-term viability of the Nevada mining industry; the partnership between Barrick and the Government of Tanzania (“GoT”) and the agreement to resolve all outstanding disputes between Acacia and the GoT; Barrick and Barrick Niugini Limited’s (“BNL”) response to the government of Papua New Guinea’s decision not to extend Porgera’s special mining lease and to the Internal Revenue Commission’s proposed tax adjustments; the terms of a new partnership for Porgera’s future ownership and operation under the Framework Agreement between Papua New Guinea and BNL, and the timeline for execution of definitive agreements and formation of a new joint venture to implement the Framework Agreement and recommence operations at Porgera; the duration of the temporary suspension of operations at Porgera; administrative steps required prior to the distribution of cash and equivalents held at Kibali in banks in the Democratic Republic of Congo; our pipeline of high confidence projects at or near existing operations; potential mineralization and metal or mineral recoveries; our ability to convert resources into reserves; asset sales, joint ventures and partnerships; the timeline for completion of the sale of Barrick’s Lagunas Norte mine; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets and tailings storage facility management; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

BARRICK FIRST QUARTER 2021	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized, including Nevada Gold Mines; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licenses by governmental authorities; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; disruption of supply routes which may cause delays in construction and mining activities; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures, including our ability to successfully reintegrate Acacia’s operations; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. Barrick also cautions that its 2021 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK FIRST QUARTER 2021	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

Use of Non-GAAP Financial Performance Measures

We use the following non-GAAP financial performance measures in our MD&A:

∎	“adjusted net earnings”
∎	“free cash flow”
∎	“EBITDA”
∎	“adjusted EBITDA”
∎	“total cash costs per ounce”
∎	“C1 cash costs per pound”
∎	“all-in sustaining costs per ounce/pound”
∎	“all-in costs per ounce” and
∎	“realized price”

For a detailed description of each of the non-GAAP financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 74 to 92. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 93. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Index

24	Overview

	24	Financial and Operating Highlights

	27	Key Business Developments

	28	Environmental, Social and Governance

	31	Outlook

	33	Production and Cost Summary

35	Operating Divisions Performance

	36	Nevada Gold Mines

	38	Carlin

	40	Cortez

	42	Turquoise Ridge

	44	Other Mines - Nevada Gold Mines

	45	Pueblo Viejo

	47	Loulo-Gounkoto

	49	Kibali

	51	Veladero

	53	North Mara

	55	Bulyanhulu

	57	Other Mines - Gold

	58	Other Mines - Copper

59	Growth Projects

60	Exploration and Mineral Resource Management

65	Review of Financial Results

	65	Revenue

	66	Production Costs

	67	Capital Expenditures

	67	General and Administrative Expenses

	68	Exploration, Evaluation and Project Expenses

	68	Finance Costs, Net

	68	Additional Significant Statement of Income Items

	69	Income Tax Expense

70	Financial Condition Review

	70	Balance Sheet Review

	70	Shareholders’ Equity

	70	Financial Position and Liquidity

	71	Summary of Cash Inflow (Outflow)

72	Commitments and Contingencies

73	Review of Quarterly Results

73	Internal Control over Financial Reporting and Disclosure Controls and Procedures

74	IFRS Critical Accounting Policies and Accounting Estimates

74	Non-GAAP Financial Performance Measures

93	Technical Information

93	Endnotes

100	Financial Statements

105	Notes to Consolidated Financial Statements

BARRICK FIRST QUARTER 2021	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

Financial and Operating Highlights

	For the three months ended

	3/31/21	12/31/20	% Change	3/31/20	% Change

Financial Results ($ millions)

Revenues	2,956	3,279	(10)%	2,721	9%

Cost of sales	1,712	1,814	(6)%	1,776	(4)%

Net earnings[a]	538	685	(21)%	400	35%

Adjusted net earnings[b]	507	616	(18)%	285	78%

Adjusted EBITDA[b]	1,800	2,106	(15)%	1,466	23%

Adjusted EBITDA margin[c]	61%	64%	(5)%	54%	13%

Minesite sustaining capital expenditures[d]	405	354	14%	370	9%

Project capital expenditures[d]	131	184	(29)%	76	72%

Total consolidated capital expenditures[d,e]	539	546	(1)%	451	20%

Net cash provided by operating activities	1,302	1,638	(21)%	889	46%

Net cash provided by operating activities margin[f]	44%	50%	(12)%	33%	33%

Free cash flow[b]	763	1,092	(30)%	438	74%

Net earnings per share (basic and diluted)	0.30	0.39	(23)%	0.22	36%

Adjusted net earnings (basic)[b] per share	0.29	0.35	(17)%	0.16	81%

Weighted average diluted common shares (millions of shares)	1,778	1,778	0%	1,778	0%

Operating Results

Gold production (thousands of ounces)[g]	1,101	1,206	(9)%	1,250	(12)%

Gold sold (thousands of ounces)[g]	1,093	1,186	(8)%	1,220	(10)%

Market gold price ($/oz)	1,794	1,874	(4)%	1,583	13%

Realized gold price[b,g] ($/oz)	1,777	1,871	(5)%	1,589	12%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,073	1,065	1%	1,020	5%

Gold total cash costs[b,g] ($/oz)	716	692	3%	692	3%

Gold all-in sustaining costs[b,g] ($/oz)	1,018	929	10%	954	7%

Copper production (millions of pounds)[g]	93	119	(22)%	115	(19)%

Copper sold (millions of pounds)[g]	113	108	5%	110	3%

Market copper price ($/lb)	3.86	3.25	19%	2.56	51%

Realized copper price[b,g] ($/lb)	4.12	3.39	22%	2.23	85%

Copper cost of sales (Barrick’s share)[g,i] ($/lb)	2.11	2.06	2%	1.96	8%

Copper C1 cash costs[b,g] ($/lb)	1.60	1.61	(1)%	1.55	3%

Copper all-in sustaining costs[b,g] ($/lb)	2.26	2.42	(7)%	2.04	11%

	As at 3/31/21	As at 12/31/20	% Change	As at 3/31/20	% Change

Financial Position ($ millions)

Debt (current and long-term)	5,153	5,155	0%	5,179	(1)%

Cash and equivalents	5,672	5,188	9%	3,327	70%

Debt, net of cash	(519)	(33)	1,473%	1,852	(128)%

a.	Net earnings represents net earnings attributable to the equity holders of the Company.
b.

Adjusted net earnings, adjusted EBITDA, free cash flow, adjusted net earnings per share, realized gold price, all-in sustaining costs, total cash costs, C1 cash costs and realized copper price are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

c.	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.

Total consolidated capital expenditures also includes capitalized interest of $3 million for the three month periods ended March 31, 2021 (December 31, 2020: $8 million and March 31, 2020: $5 million).

f.	Represents net cash provided by operating activities divided by revenue.
g.	On an attributable basis.
h.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2021	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

GOLD PRODUCTION (thousands of ounces)

1,250
1,149
1,155
1,206
1,101
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021

COPPER PRODUCTION (millions of pounds)

115
120
103
119
93
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021

GOLD COST OF SALES[a], TOTAL CASH COSTS[b], AND ALL-IN SUSTAINING COSTS[b] ($ per ounce)

1,020
954
692
1,075
1,031
716
1,065
966
696
1,065
929
692
1,073
1,018
716
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Cost of sales
Total cash costs
AISC

COPPER COST OF SALES[a], C1 CASH COSTS[b], AND ALL-IN SUSTAINING COSTS[b] ($ per pound)

1.96
2.04
1.55
2.08
2.15
1.55
1.97
2.31
1.45
2.06
2.42
1.61
2.11
2.26
1.60
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Cost of sales
C1 cash costs
AISC

ADJUSTED EBITDA[b] AND ADJUSTED EBITDA MARGIN

54%
56%
63%
64%
61%
1,466
1,697
2,223
2,106
1,800
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Adjusted EBITDA ($ millions)
Adjusted EBITDA Margin (%)

ATTRIBUTABLE CAPITAL EXPENDITURES ($ millions)

364
402
436
445
424
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Minesite sustaining
Project

OPERATING CASH FLOW AND FREE CASH FLOW[b]

$1,583
$1,711
$1,909
$1,874
$1,794
889
438
1,031
522
1,859
1,311
1,638
1,092
1,302
763
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Operating Cash Flow ($ millions)
Free Cash Flow ($ millions)
Gold Market Price ($/oz)

SHAREHOLDER DISTRIBUTIONS[c,d] (cents per share)

7
8
9
9
14
9
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Dividend
Return of Capital

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

c.	Dividend per share declared in respect of the stated period. Return of capital distribution to be paid contemporaneously with respective dividend.
d.	Return of capital distribution per share is an estimate based on issued and outstanding shares as of March 31, 2021, and is subject to change.

BARRICK FIRST QUARTER 2021	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting net earnings and adjusted net earnings1 -three months ended March 31, 2021 versus December 31, 2020

Net earnings attributable to equity holders of Barrick (“net earnings”) for the three months ended March 31, 2021 were $538 million compared to $685 million in the prior quarter. The decrease was primarily due to lower gold sales volumes and a lower realized gold price1 of $1,777 per ounce for the three months ended March 31, 2021, compared to $1,871 per ounce in the prior quarter. This was partially offset by an increase in copper sales volumes and a higher realized copper price1 of $4.12 per pound for the three months ended March 31, 2021, compared to $3.39 per pound in the prior quarter. In the first quarter of 2021, net earnings was also impacted by an impairment reversal of $86 million (no tax impact) at Lagunas Norte resulting from the agreement to sell our 100% interest of the mine to Boroo Pte Ltd. (“Boroo”). For the three months ended December 31, 2020, net earnings was impacted by total gains of $118 million ($126 million before tax and non-controlling interest), primarily resulting from the sale of Eskay Creek, Morila and Bullfrog.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $507 million for the three months ended March 31, 2021 were 18% lower than the prior quarter. The decrease in adjusted net earnings1 was mainly due to a lower realized gold price1, as described above, combined with lower gold sales volumes primarily due to mine sequencing at Carlin and Cortez as well as lower grades at Pueblo Viejo, in line with the mine and stockpile processing plan. This was combined with lower production at Veladero as heap leach processing operations are reduced through the first half of 2021 while the mine transitions to Phase 6, as well as lower grades at Tongon reflecting the change in the mine plan related to the extension of its mine life to 2023. This was partially offset by higher grades at Loulo-Gounkoto. These factors were partially offset by higher copper sales volumes and a higher realized copper price1.

Factors affecting net earnings and adjusted net earnings1 - three months ended March 31, 2021 versus March 31, 2020

Net earnings for the first quarter of 2021 were $538 million compared to $400 million in the same prior year period. The increase was primarily due to a higher realized gold price1 of $1,777 per ounce in the three months ended March 31, 2021 compared to $1,589 per ounce in the same prior year period. In the first quarter of 2021, net earnings was impacted by a net impairment reversal of $86 million (no tax impact) at Lagunas Norte resulting from the agreement to sell our 100% interest of the mine to Boroo. For the three months ended March 31, 2020, net earnings was impacted by a net impairment reversal of $115 million ($336 million before tax) resulting from the agreement with the Government of Tanzania being signed and made effective in the first quarter of 2020, and a $54 million gain (no tax impact) on the sale of Massawa.

After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $507 million in the first quarter of 2021 were $222 million higher than the same prior year period. The increase was primarily due to a higher realized gold price1, as described above. In addition, the realized copper price1 of $4.12 per pound for the three months ended March 31, 2021 was 85% higher than the same prior year period. These impacts were partially offset by lower gold sales volumes, as a result of Porgera being placed on care and maintenance on April 25, 2020, reduced heap leach processing operations at Veladero through the first half of 2021 while the mine transitions to Phase 6, as well as mine sequencing at Carlin and Cortez. These impacts were partially offset by increased production at Bulyanhulu following the ramp-up of underground mining and processing operations towards the end of 2020.

Refer to page 75 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended March 31, 2021 versus December 31, 2020

In the three months ended March 31, 2021, we generated $1,302 million in operating cash flow, compared to $1,638 million in the prior quarter. The decrease of $336 million was primarily due to a lower realized gold price1 of $1,777 per ounce for the three months ended March 31, 2021 compared to $1,871 per ounce in the prior quarter, and lower gold sales volume as described above. This was combined with an unfavorable movement in working capital, mainly in accounts payable, partially offset by favorable movements in other assets and liabilities. Operating cash flow was further impacted by higher cash taxes paid, partially offset by lower interest paid due to the timing of semi-annual payments on our bonds and an increase in copper sales volumes and a higher realized copper price1.

Free cash flow1 for the three months ended March 31, 2021 was $763 million, compared to $1,092 million in the prior quarter, reflecting lower operating cash flows, slightly offset by lower capital expenditures. In the first quarter of 2021, capital expenditures on a cash basis were $539 million compared to $546 million in the prior quarter. Lower project capital expenditures was partially offset by higher minesite sustaining capital expenditures. Lower project capital expenditures is mainly due to the successful re-start of underground mining and processing operations at Bulyanhulu by the end of 2020, the water treatment plant at North Mara approaching the final stages of commissioning, and decreased spending at Cortez due to the completion of the CHUG Rangefront decline project. The increase in minesite sustaining capital expenditures is mainly due to higher capitalized stripping at several sites, including Cortez, Loulo-Gounkoto, Veladero and Carlin.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended March 31, 2021 versus March 31, 2020

In the first quarter of 2021, we generated $1,302 million in operating cash flow, compared to $889 million in the same prior year period. The increase of $413 million was primarily due to a higher realized gold price1 of $1,777 per ounce for the three months ended March 31, 2021 compared to $1,589 per ounce in the same prior year period and higher realized copper prices1, partially offset by lower gold sales volume and higher cash taxes paid.

In the first quarter of 2021, we generated free cash flow1 of $763 million compared to $438 million in the same prior year period. The increase primarily reflects higher operating cash flows, partially offset by higher capital expenditures. In the first quarter of 2021, capital

Numerical annotations throughout the text of this document refer to the endnotes found on page 93.

BARRICK FIRST QUARTER 2021	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

expenditures on a cash basis were $539 million compared to $451 million in the first quarter of 2020. The increase in capital expenditures of $88 million was primarily due to higher project capital expenditures, namely the plant and tailings expansion project at Pueblo Viejo and the Gounkoto underground expansion. This was combined with higher minesite sustaining capital expenditures, primarily at Veladero relating to the Phase 6 leach pad expansion and higher capitalized stripping, drilling and underground development at Loulo-Gounkoto.

Key Business Developments

Covid-19 Pandemic

Barrick continues to work closely with our local communities on managing the impacts of the Covid-19 pandemic on our people and business. Barrick has a strong culture of caring for the welfare of its employees and communities. Our well-established prevention practices and procedures, as well as the experience we gained from dealing with two Ebola outbreaks around our African operations, has assisted us with managing this unprecedented challenge. We have been actively working to support government responses to the Covid-19 pandemic, both financially and using our supply chain to secure key supplies for the benefit of the communities in which we operate.

Our preference for employing local nationals where we operate rather than expatriates, means that we are not dependent upon a workforce traveling to site on a regular basis from other parts of the globe. We have adopted certain operating procedures to respond to Covid-19 and to date, our operations have not been significantly impacted by the pandemic with the exception of Veladero, where the government of Argentina implemented a mandatory nationwide quarantine in March 2020. Although this was lifted in April 2020, movement and social distancing restrictions impacted the remobilization of employees and contractors back to site.

Early and measured actions such as social distancing, screening and contact tracing have been implemented at all sites. This has allowed our sites to continue to produce and sell their production as well as keep our people and local communities safe at the same time. These actions have minimized the impacts of the pandemic at our operations and facilitated the continued delivery of strong operating cash flow since the onset of the pandemic.

Our focus on strengthening our balance sheet in recent years has given us the financial flexibility to endure any short-term impacts to our operations, while supporting our strategy of participating in our industry’s inevitable consolidation. We have $5.7 billion in cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing us with sufficient liquidity to execute on our strategic goals.

We also recognize the situation remains dynamic. We continue to monitor developments around the world and believe we have positioned Barrick as best we can to weather the storm and take advantage of any value opportunities should they present themselves.

Return of Capital

At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates. The total return of capital distribution is expected to be effected in three equal tranches. The first $250 million tranche will be paid on June 15, 2021 to shareholders of record at the close of business on May 28, 2021. The remaining distribution of $500 million is expected to be effected in two equal tranches to shareholders of record on dates to be determined in August and November 2021.

This return of capital distribution demonstrates Barrick’s commitment to return surplus funds to shareholders as outlined in the strategy announced at the time of the Merger in September 2018. Since that time, the quarterly dividend has tripled and together with this capital distribution, establishes one of the industry’s leading returns for shareholders in 2021.

Sale of Lagunas Norte

On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo for total consideration of up to $81 million, with $20 million of cash consideration on closing, additional cash consideration of $10 million payable on the first anniversary of closing and $20 million payable on the second anniversary of closing, a 2% net smelter return royalty, which may be purchased by Boroo for a limited period after closing for $16 million, plus a contingent payment of up to $15 million based on the two-year average gold price. Completion of the sale is subject to closing conditions and is expected in the second quarter of 2021. As at March 31, 2021, all the assets and liabilities of our interest in the Lagunas Norte gold mine were classified as held-for-sale. An impairment reversal of $86 million was recognized in the first quarter of 2021. Refer to note 13 for further details.

Porgera Special Mining Lease Extension

On April 9, 2021, the Papua New Guinea (“PNG”) government and Barrick Niugini Limited (“BNL”, the 95% owner and operator of the Porgera joint venture) agreed on a partnership for the future ownership and operation of the Porgera mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its special mining lease (“SML”).

Under the terms of a binding Framework Agreement, ownership of Porgera will be held in a new joint venture owned 51% by PNG stakeholders and 49% by BNL. BNL remains the operator of the mine and is jointly owned by Barrick and Zijin Mining Group. The Framework Agreement also provides, among other things, for:

∎	PNG stakeholders and BNL to share the economic benefits generated over the life of mine on a 53%/47% basis in favor of the PNG stakeholders;
∎	BNL to finance the capital required to restart the mine;
∎	an increase in the equity allocated to a broad group of landowners who are the customary owners of the land where Porgera is located; and
∎	the state to retain the right to acquire the remaining 49% of the mine from BNL at fair market value after 10 years.

The parties will now work towards the signing of definitive agreements, at which time, full mine recommencement work will begin. Porgera remains excluded from our full year 2021 guidance. We expect to update our guidance following both the execution of definitive agreements to implement the binding Framework

BARRICK FIRST QUARTER 2021	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to notes 13 and 18 to the Financial Statements for more information.

Environmental, Social and Governance (“ESG”)

Sustainability is integral to Barrick and is entrenched in our DNA. This means that the day-to-day ownership of sustainability-related risks and opportunities is in the hands of individual sites. In the same way that each site manages its geological, operational and technical capabilities to meet business objectives, the site must also manage its own sustainability performance.

Our commitment and responsibility for sustainability is driven at an operational level, not set in a corporate office as part of a compliance exercise. Each site plays a role in identifying programs, metrics, and targets that measure progress and deliver real impacts for the business and our stakeholders, including our host countries and local communities. The Group Sustainability Executive, as a member of the Group’s Executive Committee, provides oversight and direction on this site-level ownership, ensuring alignment towards the strategic priorities of the overall business.

Our sustainability strategy is built on four main pillars: (1) Ensuring we respect human rights; (2) Protecting the health and safety of our people and local communities; (3) Sharing the benefits of our operations; and (4) Managing our impacts on the environment.

We are encouraged that analyzing ESG strategy as part of an investment thesis has moved from the margins to the mainstream. However, we also recognize the challenges this presents with the ever-increasing number of disclosures, tools and metrics used to score a company’s performance.

Our 2019 Sustainability Report introduced a Sustainability Scorecard to address this challenge. The scorecard, which was a first for our industry, sets out what we believe are the sustainability issues most relevant both for our business and our industry, ranking us against our peers and internal metrics. It compares performance across our priority ESG areas: Health and Safety, Social and Economic Development, Human Rights, the Environment, as well as Governance. Our performance on these aspects is then aggregated into an overall score.

For 2020, our performance on the scorecard accounted for 25% of the long-term incentive awards (up from 15% in 2019) for senior leaders as part of the Barrick Partnership Plan.

As detailed in our 2020 Sustainability Report, Barrick received a B grade in 2020, unchanged from 2019 (on a scale where A represents top performance and E represents bottom performance). Although our Group safety frequency rates in 2020 significantly improved year-over-year, we received a bottom quintile score for our Total Recordable Injury Frequency Rate (“TRIFR”)3 performance due to the unfortunate fatality at Kibali in November 2020. Thus, despite improvement across most of our Sustainability Scorecard indicators, we believe a B grade for 2020 is fair, as it is our absolute belief that one fatality is one too many.

There is still work to be done and consistent with our philosophy of continuous improvement, our 2020 Sustainability Report featured several new metrics, which we will assess ourselves against through 2021.

Safety

Our safety vision is “Every person going home safe and healthy every day.”

Barrick is committed to the safety, health and well-being of our people, their families and the communities in which we operate. Our safety performance is reported as part of our quarterly Environmental & Social Oversight Committee (“E&S Committee”) meetings and to the Board’s Corporate Governance & Nominating Committee.

Our goal is for the safety management systems at all operational sites to be certified to the internationally recognized ISO 45001 standard by the end of 2021. Four sites are already accredited, including North Mara which received its inaugural certification in February 2021.

Across the Company, we have implemented our “Journey to Zero Harm” initiative. This initiative is focused on:

∎	Engagement with our workforce through Visible Felt Leadership;
∎	Aligning and improving our standards;
∎	Ensuring accountability to our safety commitments; and
∎	Ensuring our employees are fit for duty.

Our Company’s Lost Time Injury Frequency Rate (“LTIFR”)3 was 0.48 in the first quarter of 2021, up from 0.32 in the prior quarter. Our TRIFR3 for the first quarter of 2021 was 1.38, a decrease from the prior quarter of 1.43.

Environment

Strong environmental management is a crucial building block of our business. Environmental issues with the greatest potential impact on the health and safety of local communities, such as how we use water, prevent incidents and manage tailings, are our highest priority.

Immediately after the Merger, we set a corporate goal for all sites to have their Environmental Management System certified to the ISO 14001:2015 standard by the end of 2020. At the end of the first quarter of 2021, all sites were certified, with the North Mara mine receiving its inaugural certification in February 2021.

We maintained our strong track record of stewardship and did not record any Class 14 environmental incidents during the first quarter of 2021.

Climate

Barrick’s climate change strategy has three pillars: (1) Identify, understand and mitigate the risks associated with climate change; (2) Measure and reduce our impacts on climate change; and (3) Improve our disclosure on climate change. Action taken on each pillar is described below.

Identify, understand and mitigate the risks associated with climate change

We continue to take steps to identify and manage risks, build resilience to climate change, as well as to position ourselves for new opportunities. Climate change-related factors continue to be incorporated into Barrick’s formal risk assessment process (for example, consideration is given to the availability and access to water, together with the impact of increased precipitation, drought, or severe storms on operations as well as on local communities). We have identified several climate-related risks and opportunities for our business including: physical impacts of climate change; an increase in regulations that seek to address climate

BARRICK FIRST QUARTER 2021	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

change; and an increase in global investment in innovation and low-carbon technologies.

Measure and reduce the Group’s impact on climate change

Mining is an energy-intensive business, and we understand the important link between energy use and greenhouse gas (“GHG”) emissions. By measuring and effectively managing our energy use, we can reduce our draw from local energy grids, reduce our GHG emissions, achieve more efficient production, and reduce our costs.

Improve our disclosure on climate change

As part of our commitment to improve our disclosure on climate change, we complete the annual CDP (formerly known as the Carbon Disclosure Project) emissions questionnaire, which makes investor-relevant climate data widely available. In 2020, Barrick received a C minus grade on the CDP Climate Change Questionnaire. This grade places Barrick in the ‘awareness’ scoring band.

The Board’s Corporate Governance & Nominating Committee meets quarterly and is responsible for overseeing Barrick’s policies, programs and performance relating to the environment, including climate change. The Audit & Risk Committee assists the Board in overseeing the Group’s management of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks. Climate change is built into our formal risk management process, outputs of which were reviewed by the Audit & Risk Committee throughout 2019 and 2020.

During 2020, we also concluded an update of our global scenario analysis, and we are now advancing an individual site-by-site analysis to better understand the risk that climate change poses to each operation, with an initial focus on our Tier One Gold Assets5. In addition, the Audit & Risk Committee reviewed the Group’s approach to climate change in the context of our public disclosures.

As detailed in our 2020 Sustainability Report, Barrick has updated its GHG emissions reduction target to achieve a reduction of at least 30% by 2030, while maintaining a steady production profile. The basis of this reduction is against a 2018 baseline of 7,541kt CO2-e that combines legacy Barrick and Randgold data as well as 2018 emissions from the assets over which we assumed operational control in 2019, including Nevada Gold Mines and the Tanzanian mines.

Our emissions reduction target is grounded in climate science and has a detailed pathway for achievement. This required the identification of several projects for implementation, including certain projects that are already contributing to emissions reduction such as:

∎	Our investment in battery technology at Kibali which further reduces the mine’s reliance on diesel generators.
∎	At Loulo-Gounkoto, we have constructed a 20 MW solar power plant, which is now injecting power into the microgrid.
∎	In the Dominican Republic, we have switched the Quisqueya Power Plant from heavy fuel oil to cleaner burning natural gas.

Our target is not static and will be updated as we continue to identify and implement new GHG reduction opportunities.

We expect our focus on climate change to continue through 2021 and beyond, with several projects that will further reduce GHG emissions. Those listed below are more advanced in the project lifecycle with capital already committed.

∎	Nevada Gold Mines – Conversion of the TS power plant from coal to natural gas. This is estimated to reduce GHG emissions by 563 kt CO2-e per annum.
∎	Nevada Gold Mines – Construction of a 100 MW TS solar farm. This is estimated to reduce GHG emissions by 104 kt CO2-e per annum.
∎	Pueblo Viejo – Implementing the Lime Kiln Fuel Switch Project (from diesel to liquified natural gas) which is estimated to reduce GHG emissions by 127 kt CO2-e per annum.
∎	Loulo-Gounkoto – Doubling the capacity of the current 20 MW solar power plant for an incremental 27 kt CO2-e per annum reduction, which is at the feasibility stage.

Ultimately, our vision is net zero GHG emissions by 2050, achieved primarily through GHG reductions, with some offsets for hard-to-abate emissions. Site-level plans to reduce energy and GHG emissions will also be strengthened, and we plan to supplement our corporate emissions reduction target with context-based site-specific emissions reduction targets.

We continue to align our disclosures with the Taskforce on Climate-related Financial Disclosures. We have a strong foundation and Barrick continues to build further resilience to withstand the potential impacts of climate change and leverage potential opportunities as the global economy transitions to a low-carbon future.

Water

Our aim is to deliver enough water for the effective operation of our mines, while at the same time protecting the quality and quantity of water available to host communities and other users in our watersheds. Our commitment to responsible water use is codified in our Environmental Policy. This requires us to minimize our use of water, control and manage our impacts on water quality, and engage with stakeholders, including local communities, to maintain sustainable management of water resources for the benefit of all users.

Each mine has its own site-specific water management plan, which considers: (1) the different water sources available; (2) the local climate conditions; and (3) the needs of local users and the needs of the mine. This information is supplemented by a range of international frameworks and tools such as the WWF Water Risk Filter to evaluate water risks, particularly those linked to water stress.

We include each mine’s water risks in its operational risk register. These risks are then aggregated and incorporated into the corporate risk register. Our identified water-related risks include: (1) managing excess water in regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3) regulatory risks related to permitting limits as well as municipal and national regulations for water use.

Our water recycling and reuse rate of 84% in the first quarter of 2021 is above our annual target of 80%.

Tailings

We are committed to ensuring our tailings storage facilities (“TSFs”) meet global best practices for safety. Our TSFs are carefully engineered and regularly inspected,

BARRICK FIRST QUARTER 2021	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

particularly those in regions with high rainfall and seismic activities.

In 2021, independent reviews are planned for the following operational mines and closure sites: Goldstrike, Cortez, North Mara, Bulyanhulu, Turquoise Ridge, Mercur, McLaughlin, Pastos Largos and El Indio, Loulo, Tongon and Kibali.

Social

We regard our host communities and countries as important partners in our business. We understand that we are guests and are committed to contributing to their social and economic development. Our sustainability policies also commit us to transparency in our relationships with host communities, government authorities, the public and other key stakeholders. These policies also commit us to conducting our business with integrity through our absolute opposition to corruption, and requiring our suppliers to operate ethically and responsibly as a condition of doing business with us.

Our approach to our relationships with our Indigenous partners is no different, and we create genuine partnerships that aim to build a long-term positive legacy within our host communities.

Community and economic development

Our commitment to social and economic development is set out in our overarching Sustainable Development Policy and our Social Performance Policy.

∎

Paying our fair share of taxes - The taxes, royalties and dividends we pay provide significant income for our host countries and help fund vital services and infrastructure. We have introduced a comprehensive tax policy covering governance, management of tax risks, principles of tax planning, compliance, relationship with tax authorities as well as transparency and disclosure. Furthermore, we report all government and tax payments transparently, primarily through the reporting mechanism of the Canadian Extractive Sector Transparency Measures Act (“ESTMA”).

∎

Prioritizing local hiring - The employment opportunities created by our presence is one of our largest social and economic contributions to our host communities and countries. Our aim is to maximize this contribution. We work to identify and nurture local talent at every level of our business through a range of skills and formal training.

∎

Prioritizing local buying - We want to maximize the amount of value that stays in our countries of operation. That is why our procurement processes prioritize local companies, followed by those from the larger region or host country.

∎

Investing in community-led development initiatives - We believe that no one knows the needs of local communities better than the communities themselves. That is why we have been targeting the establishment of community development committees (“CDCs”) at every operating site - a target that we achieved in 2020. The role of the CDC is to allocate the community investment budget to those projects and initiatives most needed and desired by local stakeholders. Each CDC is elected and made up of a mix of local leaders, community members as well as representatives from local women and youth groups.

Human rights

Respect for human rights is a central part of our sustainability vision. We have zero tolerance for human rights violations wherever we operate. We avoid causing or contributing to human rights violations and we facilitate access to remedies. Our commitment to respect human rights is codified in our standalone Human Rights Policy and informed by the expectations of the UN Guiding Principles on Business and Human Rights, the Voluntary Principles on Security and Human Rights, and the OECD Guidelines for Multinational Enterprises.

Our commitment to respect human rights is fulfilled on the ground via our Human Rights Program, the fundamental principles of which include:

∎	Monitoring and reporting;
∎	Due diligence;
∎	Training; and
∎	Disciplinary action and remedy.

We also expect the same standards from our suppliers, as our Supplier Code of Ethics incorporates human rights provisions.

Responsibility for the oversight and implementation of our human rights compliance program sits with our Group Sustainability Executive, with support from our Senior Vice President Business Assurance, Risk and Business Integrity, as well as our Human Resources Executive.

During the first quarter of 2021, our new human rights training programs were conducted at the North Mara and Bulyanhulu operations in Tanzania. We expect to rollout these programs across all operational sites in 2021. During the first quarter of 2021, we also submitted our progress report to the Voluntary Principles Initiative. Separately, a standalone report on human rights at Barrick is being prepared.

Governance

The bedrock of our sustainability strategy is strong governance. Immediately after the Merger, Barrick established the E&S Committee to connect site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the President and Chief Executive Officer and includes: (1) regional Chief Operating Officers; (2) Mine General Managers; (3) Health, Safety, Environment and Closure Leads; (4) the Group Sustainability Executive; (5) in-house legal counsel; and (6) an independent sustainability consultant in an advisory role. The E&S Committee meets to review our performance across a range of key performance indicators, and to provide independent oversight and review of sustainability management at each of our Tier One Gold Assets5.

The President and Chief Executive Officer reviews the reports of the E&S Committee with the Board’s Corporate Governance & Nominating Committee on a quarterly basis to oversee the policies and performance of Barrick’s environmental, health and safety, corporate social responsibility, and human rights programs.

Further to the specific focus of the E&S Committee, weekly Executive Committee review meetings allow for the discussion of opportunities and risks that may help or hinder the Group from achieving its objectives, including climate-related risks.

BARRICK FIRST QUARTER 2021	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2021 Outlook

We continue to expect 2021 gold production to be in the range of 4.4 to 4.7 million ounces. This guidance is anchored by stable production from our six Tier One Gold Assets5 located across the US, the Dominican Republic, Mali and the Democratic Republic of the Congo. As previously guided, the Company’s gold production in the second half of 2021 is expected to be higher than the first half. This is mainly driven by mine sequencing at Nevada Gold Mines, the commissioning of the Phase 6 leach pad at Veladero by the end of the second quarter of 2021, as well as the ramp-up of underground operations at Bulyanhulu. Buzwagi remains on-track to enter closure starting from the third quarter of 2021.

Our 2021 gold guidance continues to exclude Porgera. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the binding Framework Agreement and the finalization of a timeline for the resumption of full mine operations.

Our 2021 gold cost guidance remains unchanged, including cost of sales of $1,020 - $1,070 per ounce2, total cash costs of $680 - $730 per ounce1 and all-in sustaining costs of $970 - $1,020 per ounce1. These ranges are based on a gold price assumption of $1,700 per ounce (refer to our key assumptions). We have previously disclosed a sensitivity of approximately $4 per ounce on our 2021 gold cost metrics for every $100 per ounce change in the gold price.

We continue to monitor the impact of the Covid-19 pandemic as it enters a third wave. Our 2021 guidance may be further impacted if the operation or development of our mines and projects are disrupted due to efforts to contain the spread of the virus.

Notwithstanding the risks discussed above, 2021 guidance remains unchanged at this time.

Company Guidance ($ millions, except per ounce/pound data)	2021 Estimate

Gold production (millions of ounces)	4.40 - 4.70

Gold cost metrics

Cost of sales - gold ($/oz)	1,020 - 1,070

Total cash costs ($/oz)[a]	680 - 730

Depreciation ($/oz)	300 - 330

All-in sustaining costs ($/oz)[a]	970 - 1,020

Copper production (millions of pounds)	410 - 460

Copper cost metrics

Cost of sales - copper ($/lb)	1.90 - 2.10

C1 cash costs ($/lb)[a]	1.40 - 1.60

Depreciation ($/lb)	0.60 - 0.70

All-in sustaining costs ($/lb)[a]	2.00 - 2.20

Exploration and project expenses	280 - 320

Exploration and evaluation	230 - 250

Project expenses	50 - 70

General and administrative expenses	~190

Corporate administration	~130

Share-based compensation[b]	~60

Other expense	80 - 100

Finance costs, net	330 - 370

Attributable capital expenditures:

Attributable minesite sustaining	1,250 - 1,450

Attributable project	550 - 650

Total attributable capital expenditures	1,800 - 2,100

Effective income tax rate[c]	28% - 34%
Key assumptions (used for guidance)

Gold Price ($/oz)	1,700

Copper Price ($/lb)	2.75

Oil Price (WTI) ($/barrel)	60

AUD Exchange Rate (AUD:USD)	0.75

ARS Exchange Rate (USD:ARS)	100

CAD Exchange Rate (USD:CAD)	1.30

CLP Exchange Rate (USD:CLP)	750

EUR Exchange Rate (EUR:USD)	1.20

a.

Total cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

b.	Based on a one-month trailing average ending December 31, 2020 of US$23.27 per share.
c.	Based on key assumptions included in this table.

BARRICK FIRST QUARTER 2021	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Division Guidance

Our 2021 forecast gold and copper production, cost of salesa, total cash costsb, all-in sustaining costsb, and C1 cash costsb ranges by operating division are as follows:

Operating Division	2021 forecast attributable production (000s ozs)	2021 forecast cost of sales[a] ($/oz)	2021 forecast total cash costs[b] ($/oz)	2021 forecast all-in sustaining costs[b] ($/oz)

Gold

Carlin (61.5%)[c]	940 - 1,000	920 - 970	740 - 790	1,050 - 1,100

Cortez (61.5%)[d]	500 - 550	1,000 - 1,050	700 - 750	940 - 990

Turquoise Ridge (61.5%)	390 - 440	950 - 1,000	620 - 670	810 - 860

Phoenix (61.5%)	100 - 120	1,800 - 1,850	725 - 775	970 - 1,020

Long Canyon (61.5%)	140 - 160	800 - 850	180 - 230	240 - 290

Nevada Gold Mines (61.5%)	2,100 - 2,250	980 - 1,030	660 - 710	910 - 960

Hemlo	200 - 220	1,200 - 1,250	950 - 1,000	1,280 - 1,330

North America	2,300 - 2,450	990 - 1,040	690 - 740	940 - 990

Pueblo Viejo (60%)	470 - 510	880 - 930	520 - 570	760 - 810

Veladero (50%)	130 - 150	1,510 - 1,560	820 - 870	1,720 - 1,770

Porgera (47.5%)[e]	—	—	—	—

Latin America & Asia Pacific	600 - 660	1,050 - 1,100	600 - 650	1,000 - 1,050

Loulo-Gounkoto (80%)	510 - 560	980 - 1,030	630 - 680	930 - 980

Kibali (45%)	350 - 380	990 - 1,040	590 - 640	800 - 850

North Mara (84%)	240 - 270	970 - 1,020	740 - 790	960 - 1,010

Tongon (89.7%)	180 - 200	1,470 - 1,520	1,000 - 1,050	1,140 - 1,190

Bulyanhulu (84%)	170 - 200	980 - 1,030	580 - 630	810 - 860

Buzwagi (84%)	30 - 40	1,360 - 1,410	1,250 - 1,300	1,230 - 1,280

Africa & Middle East	1,500 - 1,600	1,050 - 1,100	690 - 740	920 - 970

Total Attributable to Barrick[f,g,h]	4,400 - 4,700	1,020 - 1,070	680 - 730	970 - 1,020

	2021 forecast attributable production (M lbs)	2021 forecast cost of sales[a] ($/lb)	2021 forecast C1 cash costs[b] ($/lb)	2021 forecast all-in sustaining costs[b] ($/lb)

Copper

Lumwana	250 - 280	1.85 - 2.05	1.45 - 1.65	2.25 - 2.45

Zaldívar (50%)	90 - 110	2.30 - 2.50	1.65 - 1.85	1.90 - 2.10

Jabal Sayid (50%)	70 - 80	1.40 - 1.60	1.10 - 1.30	1.30 - 1.50

Total Copper[g]	410 - 460	1.90 - 2.10	1.40 - 1.60	2.00 - 2.20

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.

Total cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 74 to 92 of this MD&A.

c.	Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo.
d.	Includes Goldrush.
e.

Porgera was placed on temporary care and maintenance in April 2020 and remains excluded from our 2021 guidance. On April 9, 2021, the Government of Papua New Guinea and BNL, the operator of the Porgera joint venture, signed a binding Framework Agreement in which they agreed on a partnership for Porgera’s future ownership and operation. We expect to update our guidance to include Porgera following both the execution of definitive agreements to implement the Framework Agreement and the finalization of a timeline for the resumption of full mine operations.

f.	Total cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.
g.

Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina, Lagunas Norte, and Golden Sunlight, which are producing incidental ounces while in closure or care and maintenance.

h.	Includes corporate administration costs.

BARRICK FIRST QUARTER 2021	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary - Gold

	For the three months ended
	3/31/21	12/31/20	% Change	3/31/20	% Change
Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz)	485	546	(11)%	526	(8)%

Cost of sales ($/oz)	1,047	1,008	4%	995	5%

Total cash costs ($/oz)[b]	686	667	3%	690	(1)%

All-in sustaining costs ($/oz)[b]	932	873	7%	952	(2)%

Carlin (61.5%)[c]

Gold produced (000s oz)	229	260	(12)%	253	(9)%

Cost of sales ($/oz)	950	917	4%	970	(2)%

Total cash costs ($/oz)[b]	766	740	4%	776	(1)%

All-in sustaining costs ($/oz)[b]	1,045	1,005	4%	1,007	4%

Cortez (61.5%)[d]

Gold produced (000s oz)	100	118	(15)%	128	(22)%

Cost of sales ($/oz)	1,251	1,043	20%	878	42%

Total cash costs ($/oz)[b]	860	738	17%	614	40%

All-in sustaining costs ($/oz)[b]	1,203	906	33%	1,009	19%

Turquoise Ridge (61.5%)

Gold produced (000s oz)	92	91	1%	84	10%

Cost of sales ($/oz)	1,007	1,064	(5)%	1,032	(2)%

Total cash costs ($/oz)[b]	647	687	(6)%	668	(3)%

All-in sustaining costs ($/oz)[b]	741	757	(2)%	806	(8)%

Phoenix (61.5%)

Gold produced (000s oz)	25	26	(4)%	35	(29)%

Cost of sales ($/oz)	2,051	2,054	0%	1,583	30%

Total cash costs ($/oz)[b]	346	590	(41)%	737	(53)%

All-in sustaining costs ($/oz)[b]	530	670	(21)%	914	(42)%

Long Canyon (61.5%)

Gold produced (000s oz)	39	51	(24)%	26	50%

Cost of sales ($/oz)	511	674	(24)%	1,025	(50)%

Total cash costs ($/oz)[b]	79	145	(46)%	345	(77)%

All-in sustaining costs ($/oz)[b]	156	324	(52)%	561	(72)%

Pueblo Viejo (60%)

Gold produced (000s oz)	137	159	(14)%	143	(4)%

Cost of sales ($/oz)	816	803	2%	767	6%

Total cash costs ($/oz)[b]	507	493	3%	502	1%

All-in sustaining costs ($/oz)[b]	689	689	0%	626	10%

Loulo-Gounkoto (80%)

Gold produced (000s oz)	154	123	25%	141	9%

Cost of sales ($/oz)	974	1,149	(15)%	1,002	(3)%

Total cash costs ($/oz)[b]	608	734	(17)%	614	(1)%

All-in sustaining costs ($/oz)[b]	920	923	0%	891	3%

Kibali (45%)

Gold produced (000s oz)	86	92	(7)%	91	(5)%

Cost of sales ($/oz)	1,065	1,163	(8)%	1,045	2%

Total cash costs ($/oz)[b]	691	616	12%	582	19%

All-in sustaining costs ($/oz)[b]	856	783	9%	773	11%

Veladero (50%)

Gold produced (000s oz)	32	58	(45)%	75	(57)%

Cost of sales ($/oz)	1,151	1,074	7%	1,182	(3)%

Total cash costs ($/oz)[b]	736	698	5%	788	(7)%

All-in sustaining costs ($/oz)[b]	2,104	1,428	47%	1,266	66%

Porgera (47.5%)[e]

Gold produced (000s oz)	—	—	— %	62	— %

Cost of sales ($/oz)	—	—	— %	1,097	— %

Total cash costs ($/oz)[b]	—	—	— %	941	— %

All-in sustaining costs ($/oz)[b]	—	—	— %	1,089	— %

BARRICK FIRST QUARTER 2021	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary - Gold (continued)

	For the three months ended
	3/31/21	12/31/20	% Change	3/31/20	% Change
Tongon (89.7%)

Gold produced (000s oz)	48	66	(27)%	61	(21)%

Cost of sales ($/oz)	1,510	1,371	10%	1,368	10%

Total cash costs ($/oz)[b]	995	810	23%	762	31%

All-in sustaining costs ($/oz)[b]	1,062	853	25%	788	35%

Hemlo

Gold produced (000s oz)	47	57	(18)%	57	(18)%

Cost of sales ($/oz)	1,610	1,379	17%	1,119	44%

Total cash costs ($/oz)[b]	1,324	1,104	20%	945	40%

All-in sustaining costs ($/oz)[b]	1,840	1,464	26%	1,281	44%

North Mara (84%)

Gold produced (000s oz)	62	61	2%	65	(5)%

Cost of sales ($/oz)	1,061	1,073	(1)%	959	11%

Total cash costs ($/oz)[b]	832	799	4%	646	29%

All-in sustaining costs ($/oz)[b]	1,038	989	5%	816	27%

Buzwagi (84%)

Gold produced (000s oz)	17	21	(19)%	22	(23)%

Cost of sales ($/oz)	1,486	1,314	13%	1,373	8%

Total cash costs ($/oz)[b]	1,450	1,267	14%	1,275	14%

All-in sustaining costs ($/oz)[b]	1,467	1,283	14%	1,288	14%

Bulyanhulu (84%)

Gold produced (000s oz)	33	23	43%	7	371%

Cost of sales ($/oz)	1,211	1,181	3%	1,685	(28)%

Total cash costs ($/oz)[b]	865	610	42%	686	26%

All-in sustaining costs ($/oz)[b]	957	664	44%	906	6%

Total Attributable to Barrick[f]

Gold produced (000s oz)	1,101	1,206	(9)%	1,250	(12)%

Cost of sales ($/oz)[g]	1,073	1,065	1%	1,020	5%

Total cash costs ($/oz)[b]	716	692	3%	692	3%

All-in sustaining costs ($/oz)[b]	1,018	929	10%	954	7%

a.	These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.
b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

c.	Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo.
d.	Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
e.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data is provided.
f.	Excludes Pierina, Lagunas Norte, Golden Sunlight, and Morila (40%) up until its divestiture in November 2020, as these assets are producing incidental ounces while in closure or care and maintenance.
g.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2021	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary - Copper

	For the three months ended
	3/31/21	12/31/20	% Change	3/31/20	% Change

Lumwana

Copper production (millions lbs)	51	78	(35)%	64	(20)%

Cost of sales ($/lb)	1.97	1.96	1%	1.94	2%

C1 cash costs ($/lb)[a]	1.48	1.58	(6)%	1.63	(9)%

All-in sustaining costs ($/lb)[a]	2.37	2.60	(9)%	2.26	5%

Zaldívar (50%)

Copper production (millions lbs)	24	23	4%	31	(23)%

Cost of sales ($/lb)	3.03	2.68	13%	2.39	27%

C1 cash costs ($/lb)[a]	2.25	2.01	12%	1.71	32%

All-in sustaining costs ($/lb)[a]	2.47	2.70	(9)%	1.99	24%

Jabal Sayid (50%)

Copper production (millions lbs)	18	18	0%	20	(10)%

Cost of sales ($/lb)	1.21	1.53	(21)%	1.28	(5)%

C1 cash costs ($/lb)[a]	1.06	1.15	(8)%	0.97	9%

All-in sustaining costs ($/lb)[a]	1.22	1.27	(4)%	1.11	10%

Total Copper

Copper production (millions lbs)	93	119	(22)%	115	(19)%

Cost of sales ($/lb)[b]	2.11	2.06	2%	1.96	8%

C1 cash costs ($/lb)[a]	1.60	1.61	(1)%	1.55	3%

All-in sustaining costs ($/lb)[a]	2.26	2.42	(7)%	2.04	11%

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

b.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

Operating Divisions Performance

Our presentation of reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). Starting in the first quarter of 2021, Goldrush was included as part of Cortez as management began reviewing the operating results and assessing performance on a combined level. The remaining operating segments, including our remaining gold mines, copper mines and project, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK FIRST QUARTER 2021	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Nevada Gold Mines (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

		For the three months ended

	3/31/21	12/31/20	% Change	3/31/20	% Change

Total tonnes mined (000s)	54,157	57,614	(6)%	56,516	(4)%

Open pit ore	8,170	8,843	(8)%	10,433	(22)%

Open pit waste	44,685	47,472	(6)%	44,808	0%

Underground	1,302	1,299	0%	1,275	2%

Average grade (grams/tonne)

Open pit mined	1.09	1.02	7%	0.78	40%

Underground mined	9.22	9.39	(2)%	10.03	(8)%

Processed	2.18	2.05	6%	1.71	27%

Ore tonnes processed (000s)	10,025	10,717	(6)%	12,539	(20)%

Oxide mill	3,171	3,220	(2)%	3,189	(1)%

Roaster	1,397	1,468	(5)%	1,304	7%

Autoclave	1,193	1,207	(1)%	1,402	(15)%

Heap leach	4,264	4,822	(12)%	6,464	(34)%

Recovery rate[b]	79%	79%	0%	81%	(2)%

Oxide Mill[b]	74%	73%	1%	72%	3%

Roaster	86%	86%	0%	86%	0%

Autoclave	68%	69%	(1)%	75%	(9)%

Gold produced (000s oz)	485	546	(11)%	526	(8)%

Oxide mill	71	83	(14)%	71	0%

Roaster	241	270	(11)%	260	(7)%

Autoclave	109	111	(2)%	129	(16)%

Heap leach	64	82	(22)%	66	(3)%

Gold sold (000s oz)	488	542	(10)%	528	(8)%

Revenue ($ millions)	889	1,032	(14)%	853	4%

Cost of sales ($ millions)	508	542	(6)%	527	(4)%

Income ($ millions)	375	482	(22)%	316	19%

EBITDA ($ millions)[c]	517	634	(18)%	462	12%

EBITDA margin[c,d]	58%	61%	(5)%	54%	8%

Capital expenditures ($ millions)[e]	134	126	6%	143	(6)%

Minesite sustaining	113	95	19%	122	(7)%

Project	21	31	(32)%	21	0%

Cost of sales ($/oz)	1,047	1,008	4%	995	5%

Total cash costs ($/oz)[c]	686	667	3%	690	(1)%

All-in sustaining costs ($/oz)[c]	932	873	7%	952	(2)%

All-in costs ($/oz)[c]	974	925	5%	993	(2%)

a.

Barrick is the operator of the joint venture and owns 61.5%, with Newmont Corporation owning the remaining 38.5%. Nevada Gold Mines is accounted for as a subsidiary with a 38.5% non-controlling interest. These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

d.	Represents EBITDA divided by revenue.
e.	Amounts presented exclude capitalized interest.

Nevada Gold Mines (“NGM”) includes Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon. Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%. Refer to the following pages for a detailed discussion of each minesite’s results.

Regulatory Matters

In a Special Session of the Nevada Legislature, which commenced on July 8, 2020, a bill was passed that temporarily requires the advance payment of the portion of the Net Proceeds of Minerals tax (“NPT”) that is distributed to the State General Fund, representing half the total NPT. Accordingly, an advance payment of $72 million was made in the first quarter of 2021, which was based upon the estimated NPT liability for 2021. This advance payment is in

BARRICK FIRST QUARTER 2021	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

addition to the total payment related to 2020, which is estimated at approximately $147 million and is expected to be paid in the second quarter of 2021. This bill mirrors legislation introduced in 2009 following the Global Financial Crisis, and had been part of discussions between Nevada Gold Mines and the Governor of Nevada in the first half of 2020 on measures to support the State through the Covid-19 pandemic.

In a subsequent Special Session, which commenced on July 31, 2020, three resolutions were passed proposing amendments to the Nevada Constitution to modify provisions regarding the NPT. Two resolutions seek to eliminate the 5% cap on the NPT and replace it with a 7.75% rate on the gross proceeds from mining. The third resolution proposes to increase the cap on the NPT from 5% to 12%. All three resolutions would significantly impact the long-term viability of the Nevada mining industry. These resolutions require further approvals, including a statewide vote to become law. If any of those resolutions were to ultimately result in an amendment of the Nevada Constitution, a potentially multi-year process, it could significantly increase the State taxes payable by NGM, which would negatively impact future cash flows.

A number of the rural Nevada counties and NGM filed lawsuits in the Nevada District Court, challenging the constitutionality of these resolutions. These lawsuits were subsequently consolidated into one. On January 27, 2021, the Nevada District Court granted a summary judgment in favor of the Nevada Legislature, concluding that the matter is not yet ripe for adjudication. On February 24, 2021, Nevada Gold Mines filed an appeal to this decision to the Nevada Supreme Court and may renew its challenge should the resolutions pass a second legislative approval. Separately, Nevada Gold Mines and the Nevada Mining Association are committed to and engaged in constructive discussions with the Governor, the Legislature and other affected stakeholders seeking to reach a solution that secures the mining industry’s ability to continue supporting the rural counties and the State of Nevada for the long term.

BARRICK FIRST QUARTER 2021	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Carlin (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

			For the three months ended

	3/31/21	12/31/20	% Change	3/31/20	% Change

Total tonnes mined (000s)	18,898	19,761	(4%)	17,120	10%

Open pit ore	882	919	(4%)	1,467	(40%	)

Open pit waste	17,215	18,038	(5%)	14,901	16%

Underground	801	804	0%	752	7%

Average grade (grams/tonne)

Open pit mined	0.95	1.42	(33%)	1.36	(30%	)

Underground mined	8.75	8.78	0%	9.45	(7%	)

Processed	3.49	3.82	(9%)	3.41	2%

Ore tonnes processed (000s)	3,026	3,053	(1%)	3,229	(6%	)

Oxide mill	749	785	(5%)	669	12%

Roasters	1,058	1,143	(7%)	928	14%

Autoclave	525	595	(12%)	853	(38%	)

Heap leach	694	530	31%	779	(11%	)

Recovery rate[b]	78%	79%	(1%)	80%	(3%	)

Roasters	86%	87%	(1%)	85%	1%

Autoclave	45%	48%	(6%)	64%	(30%	)

Gold produced (000s oz)	229	260	(12%)	253	(9%	)

Oxide mill	7	9	(22%)	9	(22%	)

Roasters	188	214	(12%)	183	3%

Autoclave	25	27	(7%)	50	(50%	)

Heap leach	9	10	(10%)	11	(18%	)

Gold sold (000s oz)	231	259	(11%)	256	(10%	)

Revenue ($ millions)	408	479	(15%)	407	0%

Cost of sales ($ millions)	219	237	(8%)	248	(12%	)

Income ($ millions)	188	244	(23%)	153	23%

EBITDA ($ millions)[c]	230	289	(20%)	202	14%

EBITDA margin[c,d]	56%	60%	(7%)	50%	12%

Capital expenditures ($ millions)	61	57	7%	55	11%

Minesite sustaining	61	57	7%	55	11%

Project	0	0	0%	0	0%

Cost of sales ($/oz)	950	917	4%	970	(2%	)

Total cash costs ($/oz)[c]	766	740	4%	776	(1%	)

All-in sustaining costs ($/oz)[c]	1,045	1,005	4%	1,007	4%

All-in costs ($/oz)[c]	1,045	1,005	4%	1,007	4%

a.	Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo.
b.	Excludes the Gold Quarry (Mill 5) concentrator.
c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

d.	Represents EBITDA divided by revenue.

Safety and Environment

Health and safety across Carlin was restructured to align with business needs and the newly introduced reporting framework within the NGM health and safety structure. There were five lost time injuries (“LTIs”) recorded during the first quarter of 2021 with a LTIFR3 of 2.39 per million hours worked. This compares to one LTI and a LTIFR3 of 0.45 in the prior quarter. The TRIFR3 for the first quarter of 2021 was 3.82 per million hours worked, an increase from the prior quarter of 2.25. No Class 14 environmental incidents occurred during the first quarter of 2021.

Financial Results

Q1 2021 compared to Q4 2020

Carlin’s income for the first quarter of 2021 was 23% lower than the prior quarter due to a decrease in sales volume, higher cost of sales per ounce2 and a lower realized gold price1.

Gold production in the first quarter of 2021 was 12% lower compared to the prior quarter, mainly from lower roaster throughput due to higher carbonaceous content, which in turn also negatively impacted the overall feed grade due to blending. Underground mined tonnes and grade were both consistent with the prior quarter. Open pit ore tonnes mined were 4% lower quarter-over-quarter,

BARRICK FIRST QUARTER 2021	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

driven by continued stripping for the Goldstrike 5th NW layback. The average open pit mined grade was 33% lower, due to the mining of a higher proportion of material for the heap leach compared to the prior quarter. The annual maintenance shutdown for both Carlin roasters is scheduled for the second quarter of 2021.

Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2021 were both 4% higher than the prior quarter, primarily due to the impact of lower sales as a result of lower production. In the first quarter of 2021, all-in sustaining costs per ounce1 were 4% higher than the prior quarter due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures.

Capital expenditures in the first quarter of 2021 increased by 7% compared to the prior quarter, primarily due to increased capitalized stripping.

Q1 2021 compared to Q1 2020

Carlin’s income for the three month period ended March 31, 2021 was 23% higher than the same prior year period due to a higher realized gold price1 and a lower cost of sales per ounce2, partially offset by lower sales volume.

Gold production for the three month period ended March 31, 2021 was 9% lower compared to the same prior year period, mainly due to lower production from the Goldstrike autoclave following the transition from acid to alkaline ore. As previously disclosed, the Goldstrike autoclave completed processing of acidic ore at the end of the third quarter of 2020. This was partially offset by higher throughput at the roasters due to improved operational performance. Total tonnes mined increased compared to the same prior year period due to shorter hauls and an additional electric shovel, while open pit ore tonnes mined decreased by 40% due to stripping for the Goldstrike 5th NW layback. Average open pit mined grade decreased by 30%, due to the mining of a higher proportion of material for the heap leach compared to the same prior year period. Underground tonnes mined were higher compared to the same prior year period due to upgraded equipment and larger haulage capacity, while underground mined grade decreased by 7% driven by a change in the mix of ore sources from the complex’s mines.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2021 were slightly lower than the same prior year period. For the three month period ended March 31, 2021, all-in sustaining costs per ounce1 increased by 4% compared to the same prior year period, primarily due to the impact of higher minesite sustaining capital expenditures.

Capital expenditures for the three month period ended March 31, 2021 increased by 11%, mainly due to an increase in capitalized stripping, partially offset by lower expenditures on underground development.

BARRICK FIRST QUARTER 2021	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data

			For the three months ended

	3/31/21	12/31/20	% Change	3/31/20	% Change

Total tonnes mined (000s)	20,923	21,842	(4)%	22,696	(8)%

Open pit ore	1,818	2,279	(20)%	4,566	(60)%

Open pit waste	18,800	19,280	(2)%	17,841	5%

Underground	305	283	8%	289	6%

Average grade (grams/tonne)

Open pit mined	0.84	0.95	(12)%	0.44	91%

Underground mined	8.51	8.92	(5)%	10.63	(20)%

Processed	1.81	1.75	3%	1.06	71%

Ore tonnes processed (000s)	2,335	2,553	(9)%	4,783	(51)%

Oxide mill	556	558	0%	670	(17)%

Roasters	339	325	4%	376	(10)%

Heap leach	1,440	1,670	(14)%	3,737	(61)%

Recovery rate	81%	81%	0%	84%	(4)%

Oxide Mill	77%	77%	0%	72%	7%

Roasters	84%	85%	(1)%	88%	(4)%

Gold produced (000s oz)	100	118	(15)%	128	(22)%

Oxide mill	36	45	(20)%	26	38%

Roasters	53	56	(5)%	77	(31)%

Heap leach	11	17	(35)%	25	(56)%

Gold sold (000s oz)	102	116	(12)%	128	(20)%

Revenue ($ millions)	179	216	(17)%	203	(12%)

Cost of sales ($ millions)	127	121	5%	112	13%

Income ($ millions)	49	93	(47)%	89	(45)%

EBITDA ($ millions)[b]	88	128	(31)%	122	(28)%

EBITDA margin[b,c]	49%	59%	(17)%	60%	(18)%

Capital expenditures ($ millions)[d]	43	37	16%	59	(27)%

Minesite sustaining	33	18	83%	46	(28)%

Project	10	19	(47)%	13	(23)%

Cost of sales ($/oz)	1,251	1,043	20%	878	42%

Total cash costs ($/oz)[b]	860	738	17%	614	40%

All-in sustaining costs ($/oz)[b]	1,203	906	33%	1,009	19%

All-in costs ($/oz)[b]	1,303	1,065	22%	1,112	17%

a.	Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.	Amounts presented exclude capitalized interest.

Safety and Environment

Health and safety across Cortez was restructured to align with business needs and the newly introduced reporting framework within the NGM health and safety structure. There were two LTIs at Cortez during the first quarter of 2021, which resulted in a LTIFR3 of 2.10 per million hours worked, compared to 0.00 in the prior quarter. The TRIFR3 was 3.15 per million hours worked in the first quarter of 2021, an increase from 0.92 in the prior quarter. No Class 14 environmental incidents occurred during the first quarter of 2021.

Financial Results

Q1 2021 compared to Q4 2020

Cortez’s income for the first quarter of 2021 was 47% lower than the fourth quarter of 2020 due to a higher cost of sales per ounce2, decreased sales volume, and a lower realized gold price1.

Gold production in the first quarter of 2021 was 15% lower compared to the prior quarter, driven by lower production across all processing facilities. Oxide mill production was lower due to the processing of slightly lower open pit stockpile grades. Heap leach production was lower compared to the prior quarter due to a combination of a longer leach cycle caused by a higher proportion of alluvium material and a previously disclosed geotechnical event in the Pipeline pit at the end of the third quarter of

BARRICK FIRST QUARTER 2021	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

2020, which temporarily delayed the placing of tonnes. Additionally, production from the roasters was lower mainly due to a decrease in ore processed from Cortez Hills Underground (CHUG) as well as lower grades, partially offset by an increase in open pit refractory stockpiles processed.

Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2021 were 20% and 17% higher, respectively, than the prior quarter due to lower sales combined with higher operating costs. Operating costs were higher primarily due to an increase in maintenance at both the open pit and underground. In the first quarter of 2021, all-in sustaining costs per ounce1 were 33% higher than the prior quarter driven by higher total cash costs per ounce1, combined with higher minesite capital expenditures.

Capital expenditures in the first quarter of 2021 were higher than the prior quarter due to higher minesite sustaining capital expenditures, partially offset by lower project capital expenditures. Minesite sustaining capital expenditures were higher compared to the fourth quarter of 2020, primarily due to an increase in capitalized stripping at the Crossroads pit. Lower project capital expenditures were due to the completion of the CHUG Rangefront decline project.

Q1 2021 compared to Q1 2020

Cortez’s income for the three month period ended March 31, 2021 was 45% lower than the same prior year period, primarily due to lower sales volume and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

Gold production for the three month period ended March 31, 2021 was 22% lower, mainly due to less CHUG refractory ore processed at the Carlin roasters compared to the same prior year period. In addition, lower heap leach production was due to lower grade ore from Pipeline relative to the heap leach ore from Cortez Hills Open Pit (CHOP) stacked in the same prior year period, as well as fewer tonnes placed. This was partially offset by increased production from the oxide mill, which processed more oxide ore from CHUG in the current period. Total tonnes mined compared to the same prior year period decreased due to a previously disclosed geotechnical event in the Pipeline pit at the end of the third quarter of 2020, which temporarily delayed mining in this area. In addition, total tonnes mined in the current period was impacted by lower overall equipment availability and the reallocation of equipment to buttress construction at CHOP. This was partially offset by increased tonnes mined in the underground.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2021 were 42% and 40% higher, respectively, than the same prior year period, mainly due to the impact of lower sales as a result of lower production. For the three month period ended March 31, 2021, all-in sustaining costs per ounce1 increased by 19% compared to the same prior year period, driven by higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures.

Capital expenditures for the three month period ended March 31, 2021 decreased by 27% from the same prior year period, due to both lower minesite sustaining capital and lower project capital expenditures. Minesite sustaining capital expenditures were lower compared to the same prior year period, primarily due to the completion of dewatering projects and Area 30 leach pad construction, expenditures on equipment used for the CHOP buttress occurring in the same prior year period, and a decrease in capitalized stripping as relatively more mining occurred in operating phases of the Crossroads pit. Lower project capital expenditures were due to the completion of the CHUG Rangefront decline project.

BARRICK FIRST QUARTER 2021	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Turquoise Ridge (61.5%), Nevada USA

Summary of Operating and Financial Data

		For the three months ended

	3/31/21	12/31/20	% Change	3/31/20	% Change

Total tonnes mined (000s)	3,569	3,880	(8)%	3,744	(5)%

Open pit ore	1,158	1,447	(20)%	1,008	15%

Open pit waste	2,215	2,221	0%	2,502	(11)%

Underground	196	212	(8)%	234	(16)%

Average grade (grams/tonne)

Open pit mined	1.87	2.21	(15)%	1.91	(2)%

Underground mined	11.64	11.94	(3)%	10.98	6%

Processed	3.42	3.47	(1)%	3.35	2%

Ore tonnes processed (000s)	967	964	0%	862	12%

Oxide Mill	105	120	(13)%	120	(13)%

Autoclave	668	612	9%	549	22%

Heap leach	194	232	(16)%	193	1%

Recovery rate	82%	82%	0%	84%	(2)%

Oxide Mill	87%	86%	1%	84%	4%

Autoclave	81%	82%	(1)%	85%	(5)%
Gold produced (000s oz)	92	91	1%	84	10%

Oxide Mill	5	5	0%	4	25%

Autoclave	84	84	0%	78	8%

Heap leach	3	2	50%	2	50%

Gold sold (000s oz)	92	90	2%	87	6%

Revenue ($ millions)	165	168	(2)%	139	19%

Cost of sales ($ millions)	93	95	(2)%	90	3%

Income ($ millions)	72	72	0%	47	53%

EBITDA ($ millions)[a]	104	104	0%	78	33%

EBITDA margin[a,b]	63%	62%	2%	56%	12%

Capital expenditures ($ millions)	20	10	100%	19	5%

Minesite sustaining	9	6	50%	11	(18)%

Project	11	4	175%	8	38%

Cost of sales ($/oz)	1,007	1,064	(5)%	1,032	(2)%

Total cash costs ($/oz)[a]	647	687	(6)%	668	(3)%

All-in sustaining costs ($/oz)[a]	741	757	(2)%	806	(8)%

All-in costs ($/oz)[a]	866	799	8%	903	(4)%

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

b.	Represents EBITDA divided by revenue.

Safety and Environment

There were zero LTIs during the first quarter of 2021, versus four LTIs and a LTIFR3 of 5.54 per million hours worked in the prior quarter. The TRIFR3 for the first quarter of 2021 was 2.82 per million hours worked, a decrease from the prior quarter of 5.54. No Class 14 environmental incidents occurred during the first quarter of 2021.

Financial Results

Q1 2021 compared to Q4 2020

Turquoise Ridge’s income for the first quarter of 2021 was in line with the prior quarter due to higher sales volume and lower cost of sales per ounce2, partially offset by a lower realized gold price1.

Gold production in the first quarter of 2021 was 1% higher than the prior quarter as a result of higher throughput at the Sage autoclave. Improved mining rates at Turquoise Ridge underground in the first quarter of 2021 were largely offset by a fall of ground at Vista underground, which was remediated during the quarter. Major maintenance of the Sage autoclave is scheduled for the second quarter of 2021.

Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2021 were lower than the prior quarter due to lower processing costs. All-in sustaining costs per ounce1 were 2% lower than the prior quarter, primarily reflecting lower total cash costs per ounce1, partially offset by higher minesite sustaining capital expenditures.

Capital expenditures in the first quarter of 2021 increased by 100% compared to the prior quarter due to a ramp up of project capital expenditures related to the Third

BARRICK FIRST QUARTER 2021	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Shaft and higher sustaining capital expenditures associated with the tailings facilities and maintenance.

Q1 2021 compared to Q1 2020

Turquoise Ridge’s income for the first quarter of 2021 was 53% higher than the same prior year period due to a lower cost of sales per ounce2, higher sales volume, and a higher realized gold price1.

Gold production for the three month period ended March 31, 2021 was 10% higher compared to the same prior year period primarily due to improved Turquoise Ridge underground mining rates and significantly improved throughput at the Sage autoclave. These improvements were slightly offset by a fall of ground at Vista underground, which was remediated during the quarter.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2021 were 2% and 3% lower, respectively, than the same prior year period mainly due to increased sales volume as a result of improved performance at Turquoise Ridge underground. All-in sustaining costs per ounce1 decreased by 8%, reflecting lower total cash costs per ounce1 combined with lower minesite sustaining capital expenditures.

Capital expenditures for the three month period ended March 31, 2021 increased by 5% compared to the same prior year period, mainly due to a ramp up of project capital expenditures related to the Third Shaft, partially offset by a decrease in minesite sustaining capital expenditures. The lower minesite sustaining capital expenditures was a result of lower capitalized stripping and underground development, slightly offset by increased expenditure on the tailings facilities as well as maintenance.

BARRICK FIRST QUARTER 2021	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Mines - Nevada Gold Mines

Summary of Operating and Financial Data

						For the three months ended

	3/31/21					12/31/20

	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]
Phoenix (61.5%)	25	2,051	346	530	4	26	2,054	590	670	2

Long Canyon (61.5%)	39	511	79	156	2	51	674	145	324	7

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.

Phoenix (61.5%)

Gold production and cost of sales per ounce2 for Phoenix in the first quarter of 2021 was in line with the prior quarter. All-in sustaining costs per ounce1 were 21% lower than the prior quarter due to lower total cash costs per ounce1, mainly due to higher copper by-product credits. This was partially offset by higher minesite sustaining capital expenditures.

We are initiating a study on the potential recovery of select critical metals from the solvent extraction and electrowinning copper raffinate, in partnership with a local third-party.

Long Canyon (61.5%)

Gold production for Long Canyon in the first quarter of 2021 was 24% lower compared to the fourth quarter of 2020, primarily due to the timing of ore placement as well as lower grades mined in the prior quarter, which impacted production in the current quarter given the mine’s heap leach cycle.

Cost of sales per ounce2 in the first quarter of 2021 was 24% lower than the prior quarter, primarily due to a significant increase in leach pad inventory ounces, which has lowered the cost per ounce. In the first quarter of 2021, all-in sustaining costs per ounce1 decreased by 52% compared to the prior quarter due to lower total cash costs per ounce1 and decreased minesite sustaining capital expenditures. Capital expenditures decreased by 71% compared to the prior quarter due to lower capitalized stripping.

As previously disclosed, permitting activities for the mine life extension have been temporarily paused. A review seeking to optimize the project, including water management, was initiated during the second quarter of 2020 and remains ongoing.

BARRICK FIRST QUARTER 2021	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data

			For the three months ended

	3/31/21	12/31/20	% Change	3/31/20	% Change

Open pit tonnes mined (000s)	6,636	6,248	6%	4,039	64%

Open pit ore	2,137	2,274	(6)%	627	241%

Open pit waste	4,499	3,974	13%	3,412	32%

Average grade (grams/tonne)

Open pit mined	2.46	2.68	(8)%	2.21	11%

Processed	3.55	3.91	(9)%	3.44	3%

Autoclave ore tonnes processed (000s)	1,349	1,456	(7)%	1,471	(8)%

Recovery rate	88%	87%	1%	89%	(1)%

Gold produced (000s oz)	137	159	(14)%	143	(4)%

Gold sold (000s oz)	141	153	(8)%	144	(2)%

Revenue ($ millions)	246	291	(15)%	216	14%

Cost of sales ($ millions)	115	122	(6)%	111	4%

Income ($ millions)	131	167	(22)%	102	28%

EBITDA ($ millions)[b]	168	204	(18)%	134	25%

EBITDA margin[b,c]	68%	70%	(3)%	62%	10%

Capital expenditures ($ millions)	59	66	(11)%	17	247%

Minesite sustaining	24	27	(11)%	17	41%

Project	35	39	(10)%	0	0%

Cost of sales ($/oz)	816	803	2%	767	6%

Total cash costs ($/oz)[b]	507	493	3%	502	1%

All-in sustaining costs ($/oz)[b]	689	689	0%	626	10%

All-in costs ($/oz)[b]	936	941	(1)%	635	47%

a.	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

c.	Represents EBITDA divided by revenue.

Safety and Environment

There were zero LTIs at Pueblo Viejo during the first quarter of 2021, which resulted in a LTIFR3 of 0.00 per million hours worked, consistent with the prior quarter. The TRIFR3 for the first quarter of 2021 was 0.69 per million hours worked, compared to 0.36 in the prior quarter. No Class 14 environmental incidents occurred during the first quarter of 2021.

Financial Results

Q1 2021 compared to Q4 2020

Pueblo Viejo’s income for the first quarter of 2021 was 22% lower than the fourth quarter of 2020, mainly due to lower sales volume and a lower realized gold price1.

Gold production for the first quarter of 2021 was 14% lower than the prior quarter due to lower ore grades in line with the mine and stockpile processing plan, as well as lower throughput resulting from planned autoclave descaling and relining activities in January 2021. We expect lower production in the second quarter of 2021 due to the mine’s annual plant maintenance shutdown.

Cost of sales per ounce2 and total cash costs per ounce1 for the first quarter of 2021 were 2% and 3% higher, respectively, than the prior quarter, due to the impact of lower ore grades as described above. For the first quarter of 2021, all-in sustaining costs per ounce1 were in line with the prior quarter, as higher total cash costs per ounce1 were offset by lower minesite sustaining capital expenditures.

Capital expenditures for the first quarter of 2021 decreased by 11% compared to the prior quarter, primarily from lower project capital expenditures due to the timing of spend on the plant and tailings expansion project. This was combined with lower minesite sustaining capital expenditures due to the purchase of a new ore rehandle fleet in the prior quarter, partially offset by higher capitalized stripping in the current quarter.

Q1 2021 compared to Q1 2020

Pueblo Viejo’s income for the three month period ended March 31, 2021 was 28% higher than the same prior year period, driven by a higher realized gold price1, partially offset by lower sales volume and a higher cost of sales per ounce2.

Gold production for the three month period ended March 31, 2021 was 4% lower than the same prior year period, due to lower throughput resulting from planned autoclave descaling and relining activities, partially offset by higher ore grades in line with the mine and stockpile processing plan.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2021 were 6% and 1% higher, respectively, than the same prior year period due to higher royalty expense from a higher realized gold price1, largely offset by lower energy costs as the Quisqueya power plant transitioned to natural gas fuel. Cost of sales per ounce2 in the three month period ended

BARRICK FIRST QUARTER 2021	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

March 31, 2021 was further impacted by higher depreciation following the acquisition of a new ore rehandle fleet during 2020 as well as higher ore mined volumes. For the three month period ended March 31, 2021, all-in sustaining costs per ounce1 increased by 10% compared to the same prior year period, reflecting higher minesite sustaining capital expenditures and the slight increase in total cash costs per ounce1.

Capital expenditures for the three month period ended March 31, 2021 increased by 247% compared to the same prior year period, primarily due to higher project expenditures for the plant and tailings expansion project. This was combined with higher minesite sustaining capital expenditures, partially offset by lower capitalized stripping.

BARRICK FIRST QUARTER 2021	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data

		For the three months ended

	3/31/21	12/31/20	% Change	3/31/20	% Change

Total tonnes mined (000s)	9,009	8,582	5%	7,572	19%

Open pit ore	149	888	(83)%	599	(75)%

Open pit waste	8,313	7,111	17%	6,405	30%

Underground	547	583	(6)%	568	(4)%

Average grade (grams/tonne)

Open pit mined	2.82	5.01	(44)%	7.47	(62)%

Underground mined	4.61	4.55	1%	4.16	11%

Processed	5.38	4.41	22%	4.96	8%

Ore tonnes processed (000s)	984	959	3%	980	0%

Recovery rate	91%	91%	0%	90%	1%

Gold produced (000s oz)	154	123	25%	141	9%

Gold sold (000s oz)	151	126	20%	123	23%

Revenue ($ millions)	269	236	14%	194	39%

Cost of sales ($ millions)	147	146	1%	122	20%

Income ($ millions)	113	91	24%	68	66%

EBITDA ($ millions)[b]	168	143	17%	115	46%

EBITDA margin[b,c]	62%	61%	2%	59%	5%

Capital expenditures ($ millions)	55	27	104%	32	72%

Minesite sustaining	43	21	105%	32	34%

Project	12	6	100%	0	100%

Cost of sales ($/oz)	974	1,149	(15)%	1,002	(3)%

Total cash costs ($/oz)[b]	608	734	(17)%	614	(1)%

All-in sustaining costs ($/oz)[b]	920	923	0%	891	3%

All-in costs ($/oz)[b]	1,000	970	3%	891	12%

a.

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share, inclusive of the impact of the purchase price allocation resulting from the Merger.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

c.	Represents EBITDA divided by revenue.

Safety and Environment

There was one LTI recorded during the first quarter of 2021, which resulted in a LTIFR3 of 0.22 per million hours worked, compared to 0.25 recorded in the prior quarter. The TRIFR3 for the first quarter of 2021 was 0.89 per million hours worked, a decrease from 1.48 recorded in the prior quarter. No Class 14 environmental incidents occurred during the first quarter of 2021.

Financial Results

Q1 2021 compared to Q4 2020

Loulo-Gounkoto’s income for the first quarter of 2021 was 24% higher than the fourth quarter of 2020, primarily due to increased sales volume and a lower cost of sales per ounce2, partially offset by a lower realized gold price1.

Gold production for the first quarter of 2021 was 25% higher than the prior quarter, mainly due to higher grade ore processed as well as increased throughput following a girth gear replacement.

Cost of sales per ounce2 and total cash costs per ounce1 for the first quarter of 2021 were 15% and 17% lower, respectively, than the prior quarter, primarily due to the impact of higher grades and throughput, lower operating costs per tonne as well as lower royalty expense from a lower realized gold price1. For the first quarter of 2021, all-in sustaining costs per ounce1 was in line with the prior quarter as a result of lower total cash costs per ounce1, offset by higher minesite sustaining capital expenditures.

Capital expenditures for the first quarter of 2021 increased by 104% compared to the prior quarter, driven by an increase in capitalized stripping at the Gounkoto open pit, which is expected to continue through to the end of the third quarter of 2021. This was partially offset by a decrease in underground development at Loulo. The increase in project capital expenditures was driven by the development of the Gounkoto underground, the complex’s third underground mine.

Q1 2021 compared to Q1 2020

Loulo-Gounkoto’s income for the first quarter of 2021 was 66% higher than the same prior year period, primarily due to a higher realized gold price1, higher sales volume and a lower cost of sales per ounce2.

Gold production in the three month period ended March 31, 2021 was 9% higher compared to the same prior year period, primarily due to higher grade ore processed and an increase in recovery.

BARRICK FIRST QUARTER 2021	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cost of sales per ounce2 and total cash costs per ounce1 for the first quarter of 2021 were 3% and 1% lower respectively, than the same prior year period, primarily due to the impact of higher grades and recovery. For the first quarter of 2021, all-in sustaining costs per ounce1 increased by 3% compared to the same prior year period, reflecting higher minesite sustaining capital expenditures, partially offset by lower total cash costs per ounce1.

Capital expenditures in the three month period ended March 31, 2021 increased by 72% compared to the same prior year period, driven by both minesite sustaining and project capital expenditures. Higher minesite sustaining capital expenditures were mainly due to higher capitalized stripping at the Gounkoto open pit, higher capitalized drilling and an increase in underground development at the Yalea and Gara mines of Loulo. The increase in project capital expenditures was driven by the development of Gounkoto underground.

BARRICK FIRST QUARTER 2021	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data

		For the three months ended

	3/31/21	12/31/20	% Change	3/31/20	% Change

Total tonnes mined (000s)	3,409	3,474	(2) %	3,175	7%

Open pit ore	261	308	(15)%	375	(30)%

Open pit waste	2,694	2,682	0%	2,333	15%

Underground	454	484	(6)%	467	(3)%

Average grade (grams/tonne)

Open pit mined	2.55	2.39	7%	2.12	20%

Underground mined	5.18	5.37	(4)%	5.16	0%

Processed	3.33	3.60	(8)%	3.77	(12)%

Ore tonnes processed (000s)	894	877	2%	838	7%

Recovery rate	90%	90%	0%	89%	1%

Gold produced (000s oz)	86	92	(7)%	91	(5)%

Gold sold (000s oz)	86	89	(3)%	88	(2)%

Revenue ($ millions)	154	168	(8)%	140	10%

Cost of sales ($ millions)	92	104	(12)%	93	(1)%

Income ($ millions)	63	58	9%	48	31%

EBITDA ($ millions)[b]	95	106	(10)%	89	7%

EBITDA margin[b,c]	62%	63%	(2)%	64%	(3)%

Capital expenditures ($ millions)	11	12	(8)%	15	(27)%

Minesite sustaining	11	11	0%	15	(27)%

Project	0	1	(100)%	0	0%

Cost of sales ($/oz)	1,065	1,163	(8)%	1,045	2%

Total cash costs ($/oz)[b]	691	616	12%	582	19%

All-in sustaining costs ($/oz)[b]	856	783	9%	773	11%

All-in costs ($/oz)[b]	862	787	10%	773	12%

a.

Barrick owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (“DRC”) and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali inclusive of the impact of the purchase price allocation resulting from the Merger.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

c.	Represents EBITDA divided by revenue.

Safety and Environment

Kibali recorded two LTIs during the first quarter of 2021, which resulted in a LTIFR3 of 0.62 per million hours worked, compared to zero LTIs in the prior quarter. The TRIFR3 was 1.24 per million hours worked in the first quarter of 2021, a decrease from 1.61 in the prior quarter. No Class 14 environmental incidents occurred during the first quarter of 2021.

Financial Results

Q1 2021 compared to Q4 2020

Kibali’s income for the first quarter of 2021 was 9% higher than the fourth quarter of 2020 as a result of lower cost of sales per ounce2, partially offset by a lower realized gold price1 and decreased sales volumes.

Gold production for the first quarter of 2021 was 7% lower than the prior quarter, resulting from lower grade ore processed, partially offset by increased throughput.

Cost of sales per ounce2 for the first quarter of 2021 was 8% lower than the prior quarter as a result of lower depreciation expense, partially offset by higher total cash costs per ounce1. The increase in total cash costs per ounce1 of 12% from the prior quarter is mainly due to the impact of lower grades as well higher energy costs resulting from lower hydroelectric power generation during the dry season. For the first quarter of 2021, all-in sustaining costs per ounce1 increased by 9% compared to the prior quarter, mainly due to higher total cash costs per ounce1.

Capital expenditures in the first quarter of 2021 remained largely in line with the prior quarter.

Q1 2021 compared to Q1 2020

Kibali’s income for the three month period ended March 31, 2021 was 31% higher than the first quarter of 2020, due to a higher realized gold price1, partially offset by decreased sales volumes and a higher cost of sales per ounce2.

Gold production in the three month period ended March 31, 2021 was 5% lower than the same prior year period, mainly due to lower grade ore processed, partially offset by improved throughput and recovery.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2021 were 2% and 19% higher, respectively, than the same prior year period, mainly due to the impact of lower grade ore processed, as well as higher royalty expense from a higher realized gold price1. The increase in cost of sales per ounce2 was partially offset by lower depreciation. For the three month period ended March 31, 2021, all-in sustaining

BARRICK FIRST QUARTER 2021	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

costs per ounce1 were 11% higher compared to the same prior year period, mainly due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures.

Capital expenditures for the three month period ended March 31, 2021 were 27% lower compared to the same prior year period due to lower spending on underground development as well as the timing of projects.

BARRICK FIRST QUARTER 2021	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero (50% basis)a, Argentina

Summary of Operating and Financial Data

			For the three months ended

	3/31/21	12/31/20	% Change	3/31/20	% Change

Open pit tonnes mined (000s)	9,550	8,883	8%	8,280	15%

Open pit ore	1,311	3,792	(65)%	3,871	(66)%

Open pit waste	8,239	5,091	62%	4,409	87%

Average grade (grams/tonne)

Open pit mined	0.78	0.76	3%	0.74	5%

Processed	0.85	0.87	(2)%	0.80	6%

Heap leach ore tonnes processed (000s)	1,305	2,976	(56)%	3,243	(60)%

Gold produced (000s oz)	32	58	(45)%	75	(57)%

Gold sold (000s oz)	31	51	(39)%	57	(46)%

Revenue ($ millions)	57	99	(42)%	90	(37)%

Cost of sales ($ millions)	35	54	(35)%	67	(48)%

Income ($ millions)	22	44	(50)%	24	(8)%

EBITDA ($ millions)[b]	33	61	(46)%	46	(28)%

EBITDA margin[b,c]	58%	62%	(6)%	51%	14%

Capital expenditures ($ millions)	41	35	17%	40	3%

Minesite sustaining	41	35	17%	25	64%

Project	0	0	0%	15	(100)%

Cost of sales ($/oz)	1,151	1,074	7%	1,182	(3)%

Total cash costs ($/oz)[b]	736	698	5%	788	(7)%

All-in sustaining costs ($/oz)[b]	2,104	1,428	47%	1,266	66%

All-in costs ($/oz)[b]	2,104	1,428	47%	1,537	37%

a.

Barrick owns 50% of Veladero with our joint venture partner, Shandong Gold, owning the remaining 50%. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

c.	Represents EBITDA divided by revenue.

Safety and Environment

Veladero had two LTIs during the first quarter of 2021, resulting in a LTIFR3 of 0.66 per million hours worked, compared to 0.00 in the prior quarter. The TRIFR3 for the first quarter of 2021 was 0.99 per million hours worked, compared to 0.69 in the prior quarter. Management continues to focus on contractor management and manual handling/lifting as key areas to improve safety performance. No Class 14 environmental incidents occurred during the first quarter of 2021.

Minera Andina del Sol SRL, the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents occurring in March 2017, September 2016 and September 2015. Refer to note 18 to the Financial Statements for more information regarding these and related matters.

Financial Results

Q1 2021 compared to Q4 2020

Veladero’s income for the first quarter of 2021 was 50% lower than the fourth quarter of 2020 primarily due to lower sales volume, a lower realized gold price1 and a higher cost of sales per ounce2.

Gold production in the first quarter of 2021 was 45% lower than the prior quarter, mainly due to a decrease in fresh ore stacked. As previously disclosed, heap leach processing operations at Veladero will be reduced through the first half of 2021 while the mine transitions to Phase 6. The Phase 6 leach pad expansion remains on track for commissioning by the end of first half of 2021.

Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2021 increased by 7% and 5%, respectively, mainly due to the impact of lower sales volume as a result of lower production, partially offset by higher capitalized stripping and lower direct operating costs due to reduced heap leach processing operations. Total cash costs per ounce1 in the first quarter of 2021 was also impacted by lower silver by-product credits. In the first quarter of 2021, all-in sustaining costs per ounce1 increased by 47% compared to the prior quarter, primarily due to higher minesite sustaining capital expenditures, the impact of reduced sales volume and higher total cash costs per ounce1.

Capital expenditures were 17% higher compared to the prior quarter, mainly due to higher capitalized stripping and the ongoing development of the Phase 6 leach pad expansion.

BARRICK FIRST QUARTER 2021	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 2021 compared to Q1 2020

Veladero’s income for the three month period ended March 31, 2021 was 8% lower compared to the same prior year period, mainly due to lower sales volume, partially offset by a higher realized gold price1 and lower cost of sales per ounce2.

Gold production for the three month period ended March 31, 2021 was 57% lower than the same prior year period, primarily due to a decrease in fresh ore stacked on the heap leach pad as previously disclosed and described above.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended March 31, 2021 were 3% and 7% lower, respectively, than the same prior year period, mainly due to higher capitalized stripping and lower direct operating costs due to reduced heap leach processing operations. Cost of sales per ounce2 was further impacted by higher depreciation per ounce in line with lower sales as a result of lower production. For the three month period ended March 31, 2021, all-in sustaining costs per ounce1 increased by 66% compared to the same prior year period, mainly due to higher minesite sustaining capital expenditures and the impact of reduced sales volume, partially offset by lower total cash costs per ounce1.

Capital expenditures for the three month period ended March 31, 2021 were 3% higher than the same prior year period, mainly due to higher minesite sustaining capital expenditures from the development of the Phase 6 leach pad expansion. This was partially offset by lower project capital expenditures as a result of the final unconditional payment of $15 million that occurred in the same prior year period for the funding of a power transmission line in Argentina as a result of an agreement made with the Provincial Power Regulatory Body of San Juan.

Regulatory Matters

On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina. Subsequently, the Central Bank of Argentina issued Communication “A” 6770 complementing this decree. As a result, all export proceeds are required to be converted into Argentine pesos. Dividend distributions and payments to foreign suppliers now require specific authorizations from the Central Bank. These currency restrictions have had limited impact on mining operations to date but we continue to optimize the timing of our gold sales to minimize our exposure to currency devaluation, while advancing constructive discussions with the Central Bank on our rights to repatriate profits.

On April 6, 2021, the Argentine government issued Decree 234/2021 announcing the implementation of a new regime to promote investment and the expansion of existing businesses in export industries, which includes mining. Regulations that are required to implement this decree are still pending. Decree 234/2021 provides investors the right to repatriate up to 20% of the value of exports generated by a qualifying project for a 15 year period, subject to certain limitations. We are reviewing the terms of this decree and advancing constructive discussions with the Argentine government on promoting investment, while providing regulatory stability for investors.

Separately, on October 2, 2020, the Argentine government issued Decree 785/2020 that established the rate for mining export duties at 8% from October 3, 2020 until December 31, 2021.

BARRICK FIRST QUARTER 2021	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

North Mara (84% basis)a, Tanzania

Summary of Operating and Financial Data

			For the three months ended

	3/31/21	12/31/20	% Change	3/31/20	% Change

Total tonnes mined (000s)	248	296	(16)%	2,448	(90)%

Open pit ore	n/a	n/a	n/a	1,158	n/a

Open pit waste	n/a	n/a	n/a	993	n/a

Underground	248	296	(16)%	297	(16)%

Average grade (grams/tonne)

Open pit mined	n/a	n/a	n/a	2.04	n/a

Underground mined	3.94	5.97	(34)%	4.13	(5)%

Processed	3.31	3.08	7%	3.42	(3)%

Ore tonnes processed (000s)	642	677	(5)%	636	1%

Recovery rate	90%	91%	(1)%	93%	(3)%

Gold produced (000s oz)	62	61	2%	65	(5)%

Gold sold (000s oz)	56	63	(11)%	70	(20)%

Revenue ($ millions)	100	120	(17)%	111	(10)%

Cost of sales ($ millions)	59	69	(14)%	66	(11)%

Income ($ millions)	40	49	(18)%	49	(18)%

EBITDA ($ millions)[b]	52	66	(21)%	70	(26)%

EBITDA margin[b,c]	52%	55%	(5)%	63%	(17)%

Capital expenditures ($ millions)	16	27	(41)%	13	23%

Minesite sustaining	11	11	0%	11	0%

Project	5	16	(69)%	2	150%

Cost of sales ($/oz)	1,061	1,073	(1)%	959	11%

Total cash costs ($/oz)[b]	832	799	4%	646	29%

All-in sustaining costs ($/oz)[b]	1,038	989	5%	816	27%

All-in costs ($/oz)[b]	1,134	1,232	(8)%	838	35%

a.

Barrick owns 84% of North Mara, with the Government of Tanzania owning 16%. North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

c.	Represents EBITDA divided by revenue.

Safety and Environment

There was one LTI recorded at North Mara during the first quarter of 2021, which resulted in a LTIFR3 of 0.54 per million hours worked, compared to 0.00 in the prior quarter. The TRIFR3 for the first quarter of 2021 was 1.61 per million hours worked, compared to 0.59 in the prior quarter. No Class 14 environmental incidents occurred during the first quarter of 2021.

Financial Results

Q1 2021 compared to Q4 2020

North Mara’s income for the first quarter of 2021 was 18% lower than the fourth quarter of 2020 due to a lower realized gold price1 as well as lower sales volumes as a result of the timing of gold shipments. This was partially offset by lower cost of sales per ounce2.

In the first quarter of 2021, production was 2% higher than the prior quarter. This was primarily due to higher grade ore processed following improved underground productivity over the past two quarters, which enabled optimized blending between fresh underground ore and lower grade stockpiles. This was partially offset by a reduction in throughput of 5%, reflecting planned maintenance.

Cost of sales per ounce2 in the first quarter of 2021 was overall in line with the prior quarter due to lower depreciation expense driven by extensions to the mine life at Gokona underground and the inclusion of the Gena pushback, offset by higher total cash costs per ounce1. The increase in total cash costs per ounce1 of 4% is mainly due to maintenance of maturing underground equipment. We expect lower costs through an improvement in operational efficiency as replacement equipment is purchased over the near-term. All-in sustaining costs per ounce1 in the first quarter of 2021 was 5% higher than the prior quarter, mainly due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures on a per ounce basis.

Capital expenditures in the first quarter of 2021 were 41% lower than the prior quarter due to a decrease in project capital expenditures, while minesite sustaining capital expenditures remained consistent with the prior quarter. Lower project capital expenditures in the first quarter of 2021 were driven by our investment in a water treatment plant having approached the final stages of commissioning in the fourth quarter of 2020.

BARRICK FIRST QUARTER 2021	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 2021 compared to Q1 2020

North Mara’s income for the three month period ending March 31, 2021 was 18% lower than the same prior year period, mainly from lower sales volumes due to the timing of gold shipments and a higher cost of sales per ounce2, partially offset by a higher realized gold price1.

For the three month period ended March 31, 2021, production was 5% lower than the same prior year period, mainly from lower grade ore processed due to an increase in lower grade stockpiles in the feed blend. This compares to higher grade open pit ore in the feed blend in the same prior year period when mining remained active at the Rama pit. As previously disclosed, North Mara transitioned to an exclusively underground operation following the temporary cessation of open pit mining in the second quarter of 2020.

Cost of sales per ounce2 and total cash costs per ounce1 in the three month period ending March 31, 2021 were 11% and 29% higher, respectively, than the same prior year period, reflecting lower grade ore processed and lower recoveries following the temporary cessation of open pit mining in the second quarter of 2020 as previously disclosed. All-in sustaining costs per ounce1 in the first quarter of 2021 were 27% higher than the same prior year period, mainly due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures on a per ounce basis.

For the three month period ending March 31, 2021, capital expenditures increased by 23% compared to the same prior year period due to higher project capital expenditures related to our investment in ongoing water management initiatives, while minesite sustaining capital expenditures remained consistent with the same prior year period.

BARRICK FIRST QUARTER 2021	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Bulyanhulu (84% basis)a, Tanzania

Summary of Operating and Financial Data

			For the three months ended
	3/31/21	12/31/20	% Change	3/31/20	% Change

Underground tonnes mined (000s)	125	73	71%	n/a	0%

Average grade (grams/tonne)

Underground mined	9.78	9.00	9%	n/a	0%

Processed	9.90	3.14	215%	0.99	900%

Ore tonnes processed (000s)	110	274	(60)%	445	(75)%

Recovery rate	94%	81%	17%	52%	81%

Gold produced (000s oz)	33	23	43%	7	371%

Gold sold (000s oz)	28	20	40%	7	300%

Revenue ($ millions)	42	36	17%	12	250%

Cost of sales ($ millions)	34	23	48%	12	183%

Income ($ millions)	7	13	(46)%	(11)	164%

EBITDA ($ millions)[b]	17	23	(26)%	(4)	525%

EBITDA margin[b,c]	40%	64%	(38)%	(33)%	220%

Capital expenditures ($ millions)	11	37	(70)%	2	450%

Minesite sustaining	2	1	100%	1	100%

Project	9	36	(75)%	1	800%

Cost of sales ($/oz)	1,211	1,181	3%	1,685	(28)%

Total cash costs ($/oz)[b]	865	610	42%	686	26%

All-in sustaining costs ($/oz)[b]	957	664	44%	906	6%

All-in costs ($/oz)[b]	1,275	2,493	(49)%	1,038	23%

a.

Barrick owns 84% of Bulyanhulu, with the Government of Tanzania owning 16%. Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 84% share.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

c.	Represents EBITDA divided by revenue.

Safety and Environment

There were zero LTIs recorded at Bulyanhulu during the first quarter of 2021, which resulted in a LTIFR3 of 0.00 per million hours worked, compared to 0.87 in the prior quarter. The TRIFR3 for the first quarter of 2021 was 0.63 per million hours worked, which is a decrease from 4.34 in the prior quarter. No Class 14 environmental incidents occurred during the first quarter of 2021.

Financial Results

Q1 2021 compared to Q4 2020

Bulyanhulu’s income for the first quarter of 2021 was 46% lower than the fourth quarter of 2020 as costs related to the restart of underground mining and processing operations were largely capitalized in the prior quarter. Income was also impacted by a lower realized gold price1, partially offset by increased sales volume.

In the first quarter of 2021, production was 43% higher than the prior quarter. This was primarily due to the continued ramp-up of underground mining and processing operations and the transition of mill feed to entirely fresh ore, compared to predominantly tailings re-treatment in the prior quarter. The production ramp-up of Bulyanhulu is scheduled to continue through the first half of 2021 and reach annualized steady-state production by 2022.

Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2021 were 3% and 42% higher, respectively, as costs related to the restart of underground mining and processing operations were largely capitalized in the prior quarter. However, the increase in cost of sales per ounce2 was partially offset by lower depreciation expense on a per ounce basis due to increased sales volume as a result of higher production. All-in sustaining costs per ounce1 in the first quarter of 2021 was 44% higher than the prior quarter, mainly due to higher total cash costs per ounce1.

Capital expenditures in the first quarter of 2021 were 70% lower than the prior quarter mainly due to a decrease in project capital expenditures following the successful restart of underground mining and processing operations.

Q1 2021 compared to Q1 2020

Bulyanhulu’s income for the three month period ending March 31, 2021 was 164% higher than the same prior year period, mainly from higher sales volume due to the processing of fresh underground ore following the re-start of underground mining and processing operations. In 2020, Bulyanhulu remained largely a tailings re-treatment operation.

For the three month period ended March 31, 2021, production was 371% higher than the same prior year period due to fresh underground ore now feeding the mill following the restart of mining and processing operations as described above. This resulted in higher grades and recoveries compared to the tailings material processed in the same prior year period.

BARRICK FIRST QUARTER 2021	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cost of sales per ounce2 in the three month period ending March 31, 2021 was 28% lower than the same prior year period mainly due to the impact of higher sales volume on depreciation per ounce, partially offset by higher total cash costs per ounce1. Total cash costs per ounce1 in the three month period ending March 31, 2021 was 26% higher than the same prior year period mainly due to the restart of underground mining and processing operations as described above. All-in sustaining costs per ounce1 in the first quarter of 2021 was 6% higher than the same prior year period, mainly due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures on a per ounce basis.

For the three month period ending March 31, 2021, capital expenditures increased by 450% compared to the same prior year period mainly due to the restart of underground mining and processing operations.

BARRICK FIRST QUARTER 2021	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Mines - Gold

Summary of Operating and Financial Data

						For the three months ended

	3/31/21					12/31/20
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]
Tongon (89.7%)	48	1,510	995	1,062	2	66	1,371	810	853	2

Hemlo	47	1,610	1,324	1,840	22	57	1,379	1,104	1,464	20

Buzwagi (84%)	17	1,486	1,450	1,467	0	21	1,314	1,267	1,283	0

Porgera (47.5%)	—	—	—	—	—	—	—	—	—	—

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.

Tongon (89.7% basis), Côte d’Ivoire

Gold production for Tongon in the first quarter of 2021 was 27% lower compared to the prior quarter, mainly due to lower grades and throughput reflecting the change in the mine plan related to the previously disclosed mine life extension to 2023. Cost of sales per ounce2 in the first quarter of 2021 was 10% higher than the prior quarter as a result of higher total cash costs per ounce1, partially offset by lower depreciation expense. The increase in total cash costs per ounce1 was primarily driven by the impact of lower grades, partially offset by lower processing and mining costs. All-in sustaining costs per ounce1 in the first quarter of 2021 increased by 25%, reflecting the increase in total cash costs per ounce1 and an increase in minesite sustaining capital expenditures on a per ounce basis compared to the prior quarter.

Hemlo, Ontario, Canada

Hemlo’s gold production in the first quarter of 2021 was 18% lower than the prior quarter due to lower throughput from processing less open pit stockpile material. Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2021 were 17% and 20% higher than the prior quarter, respectively, mainly due to the impact of lower sales as a result of lower production, partially offset by slightly lower operating costs. In the first quarter of 2021, all-in sustaining costs per ounce1 increased by 26% compared to the prior quarter reflecting the increase in total cash costs per ounce1, combined with higher minesite sustaining capital expenditures.

As part of the Company’s efforts to elevate Hemlo to a Tier Two Gold Asset6, a new portal is currently under development to access the Upper C Zone, with mining expected to start in the third quarter of 2021. Improving flexibility with a third mining front at Hemlo will allow underground throughput to ramp-up to a steady state of approximately 1.9 million tonnes per annum from 2022 onwards. In addition, we have planned drilling programs to potentially add resources to extend the mine life past 2030.

Buzwagi (84% basis), Tanzania

As expected, gold production for Buzwagi in the first quarter of 2021 was 19% lower compared to the fourth quarter of 2020 as the mine transitions into closure starting from the third quarter of 2021. Cost of sales per ounce2 and total cash costs per ounce1 in the first quarter of 2021 were 13%

and 14% higher, respectively, compared to the prior quarter due to lower sales volume as a result of lower production. All-in sustaining costs per ounce1 in the first quarter of 2021 increased by 14% mainly due to higher total cash costs per ounce1.

Porgera (47.5% basis), Papua New Guinea

On April 9, 2021, the PNG government and BNL, the 95% owner and operator of the Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its SML.

Under the terms of a binding Framework Agreement, ownership of Porgera will be held in a new joint venture owned 51% by PNG stakeholders and 49% by BNL. BNL remains the operator of the mine and is jointly owned by Barrick and Zijin Mining Group. The Framework Agreement also provides, among other things, for:

∎	PNG stakeholders and BNL to share the economic benefits generated over the life of mine on a 53%/47% basis in favor of the PNG stakeholders;
∎	BNL to finance the capital required to restart the mine;
∎	an increase in the equity allocated to a broad group of landowners who are the customary owners of the land where Porgera is located; and
∎	the state to retain the right to acquire the remaining 49% of the mine from BNL at fair market value after 10 years.

The parties will now work towards the signing of definitive agreements, at which time, full mine recommencement work will begin. Porgera remains excluded from our full year 2021 guidance. We expect to update our guidance following both the execution of definitive agreements to implement the binding Framework Agreement and the finalization of a timeline for the resumption of full mine operations. Refer to note 18 to the Financial Statements for more information.

BARRICK FIRST QUARTER 2021	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Mines - Copper

Summary of Operating and Financial Data

						For the three months ended

	3/31/21					12/31/20
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]

Lumwana	51	1.97	1.48	2.37	37	78	1.96	1.58	2.60	48

Zaldívar (50%)	24	3.03	2.25	2.47	14	23	2.68	2.01	2.70	29

Jabal Sayid (50%)	18	1.21	1.06	1.22	2	18	1.53	1.15	1.27	2

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.

Lumwana, Zambia

Copper production for Lumwana in the first quarter of 2021 was 35% lower than the prior quarter mainly as a result of lower grades processed. We expect production at Lumwana in the second half of 2021 to be stronger than the first half, driven by higher grades. Cost of sales per pound2 in the first quarter of 2021 was in line with the prior quarter as lower C1 cash costs per pound1 were offset by higher depreciation expense. C1 cash costs per pound1 in the first quarter of 2021 was 6% lower compared to the prior quarter due to a lower strip ratio. In the first quarter of 2021, all-in sustaining costs per pound1 decreased by 9% from the prior quarter, driven by lower C1 cash costs per pound1 and lower sustaining capital expenditures due to the timing of projects.

Zaldívar (50% basis), Chile

Copper production for Zaldívar in the first quarter of 2021 was 4% higher than the prior quarter mainly due to higher heap leach throughput. Cost of sales per pound2 and C1 cash costs per pound1 were 13% and 12% higher, respectively, than the prior quarter mainly due to the impact of lower capitalized stripping in line with mine sequencing, higher maintenance costs and a stronger Chilean peso. All-in sustaining costs per pound1 in the first quarter of 2021 decreased by 9% compared to the prior quarter, primarily due to lower minesite sustaining capital expenditures, including lower capitalized stripping.

Jabal Sayid (50% basis), Saudi Arabia

Jabal Sayid’s copper production in the first quarter of 2021 was in line with the prior quarter as marginally lower grades processed were offset by higher throughput. Cost of sales per pound2 and C1 cash costs per pound1 in the first quarter of 2021 decreased by 21% and 8%, respectively, compared to the prior quarter mainly due to lower processing costs as well as lower general and administrative expenses. This was partially offset by lower gold by-product credits, resulting from a lower realized gold price1. All-in sustaining costs per pound1 in the first quarter of 2021 decreased by 4% compared to the prior quarter due to lower C1 cash costs per pound1.

BARRICK FIRST QUARTER 2021	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

Growth Project Updates

Goldrush Complex, Nevada, USA

At the Goldrush complex, drilling operations continue at both Goldrush and Fourmile (Fourmile is currently not included in the Nevada Gold Mines joint venture with Newmont, but may be contributed if certain criteria are met in the future). The main objectives of this drilling program remain orebody definition, testing of orebody continuity, inferred resource growth and definition of exploration upside. We continue to explore options for reducing the cost and timing of exploration drilling of Fourmile through underground access from Goldrush.

During 2021, underground development and exploration will continue at Goldrush. As part of ongoing exploration and development activities, first ore was mined in the first quarter of 2021, in line with guidance. Activities in 2021 will focus on verifying geological, geotechnical and geohydrological models developed during the feasibility study until the Record of Decision (ROD) is received. Following receipt of the ROD, construction of infrastructure to allow the ramp-up of production activities will commence.

As at March 31, 2021, we have spent $238 million (including $17 million in the first quarter of 2021) on the Goldrush project, inclusive of the exploration declines (100% basis). The current capital estimate for the Goldrush project remains under review, subject to the completion of the final Goldrush feasibility study. The study documentation is expected to be completed in the second quarter of 2021.

Permitting activities continued to advance largely on-track. The Notice of Intent is a significant milestone for the project and is expected in the second quarter of 2021. We continue to expect receipt of the ROD in the first quarter of 2022. This permitting schedule does not impact the current mineplan at this time.

Turquoise Ridge Third Shaft, Nevada, USA7

Construction of the Third Shaft at Turquoise Ridge, which has a hoisting capacity of 5,500 tonnes per day, continues to advance according to schedule and within budget. We continue to expect commissioning in late 2022. Together with increased hoisting capacity, the Third Shaft is expected to provide additional ventilation for underground mining operations as well as shorter material haulage distances.

Construction activities continued in the first quarter of 2021, including shaft sinking and underground construction. Shaft sinking has now advanced to a depth of approximately 928 meters below the collar as of March 31, 2021. Underground construction focused on electrical installation at the 2280 station, with installation of major electrical infrastructure progressing. Surface drilling of the off-shaft slick line commenced, and drilling has reached a depth of 548 meters out of 695 meters.

As at March 31, 2021, we have spent $184 million (including $18 million in the first quarter of 2021) out of an estimated capital cost of approximately $300-$330 million (100% basis).

Pueblo Viejo Plant and Tailings Expansion, Dominican Republic8

The Pueblo Viejo plant and tailings expansion is designed to increase throughput to 14 million tonnes per annum, allowing the operation to maintain minimum average annual gold production of approximately 800,000 ounces after 2022 (100% basis).

The process plant expansion flowsheet includes an additional primary crusher, coarse ore stockpile and ore reclaim delivering to a new single stage semi-autogenous (“SAG”) mill. A new flotation circuit will concentrate the bulk of the sulfide ore prior to oxidation. The concentrate will be blended with fresh milled ore to feed the modified autoclave circuit, which will have additional oxygen supplied from a new 3,000 tonnes-per-day facility. The existing autoclaves will be upgraded to increase the sulfur processing capacity of each autoclave through additional high-pressure cooling water and recycle flash capability using additional slurry pumping and thickening.

Engineering design of the process plant expansion continued to progress during the first quarter of 2021 and is now 65% complete. Long lead procurement contracts and purchase orders have been placed, with manufacturing of the SAG mill complete and en route to site. The GMD (mill motor) is also now in country.

Construction for the process plant expansion continued to ramp up during the first quarter of 2021, with bulk earthworks complete and civil construction works commenced on the grinding, flotation and oxygen plant. Geotechnical investigations are complete and basic engineering design is progressing according to plan for the infrastructure and waste stockpile extensions. Land acquisition is advancing for the freshwater pipeline relocation. We continue to expect completion of the process plant expansion by the end of 2022.

The social, environmental and technical studies for additional tailings and mine waste rock capacity continued to advance, and we are engaging with local stakeholders to review concerns and feedback. The Dominican Republic government and relevant national authorities are actively supporting the studies. Our efforts remain focused on public disclosure, community relations, land measurement and baseline environmental monitoring.

As at March 31, 2021, we have spent $149 million (including $58 million in the first quarter of 2021) out of an estimated capital cost of approximately $1,300 million (100% basis).

Bulyanhulu Re-Start Project and Feasibility Study

The Bulyanhulu underground ramp-up continued successfully through the first quarter of 2021, with production in line with plan. The production ramp-up is scheduled to continue through the first half of 2021 and reach annualized steady-state production by 2022.

The feasibility study for Bulyanhulu continues to progress towards delivering a fully integrated and re-optimized mine plan. As part of this, geo-metallurgical sampling of Reef 1 has been completed and results from initial metallurgical test work are being integrated with the geological models. Further geotechnical updates are underway with the aim of optimizing the mining sequence and underground development profiles across the mine. We expect completion of the feasibility study by the end of 2021.

The initial surface resource definition drill program in the high-grade Deep West zone is nearing completion and has successfully delineated plunging high-grade zones

BARRICK FIRST QUARTER 2021	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

within the overall panel. Underground drill platforms have now been developed to commence infill drilling of the upper panel, targeting delivery of additional mineral reserves by year-end.

Geological re-modeling of Reef 2 mineralization is ongoing and is expected to be completed by the end of the second quarter of 2021. This updated model is expected to form the basis of our 2021 mineral resource and reserve update.

Zaldívar Chloride Leach Project, Chile

Zaldívar is jointly owned by Antofagasta and Barrick, and is operated by Antofagasta.

In December 2019, the Board of Compañía Minera Zaldívar approved the Chloride Leach Project. The capital cost of the project of $189 million (100% basis) consists of the cost of execution and commissioning. The project contemplates the construction of a chloride dosing system, an upgrade of the solvent extraction plant and the construction of additional washing ponds.

During the first quarter of 2021, work at the solvent extraction electrowinning area was focused on the second of four process stream upgrades, which are progressing according to schedule.

Overall project progress is now at 58% completion. Despite a stronger Chilean peso, project costs are trending in line with the approved budget and completion continues to be expected in the first half of 2022.

Upon commissioning, the project is expected to increase copper recoveries by more than 10 percentage points through the addition of chlorides to the leach solution and with further potential upside in recoveries possible depending on the type of ore being processed. This process is based on a proprietary technology called CuproChlor® that was developed by Antofagasta at its Michilla operation, which had similar ore types to those that are processed at Zaldívar. Once completed and in full operation, the project is expected to increase production at Zaldívar by approximately 10 to 15 thousand tonnes per annum at lower operating costs over the remaining life of mine.

Veladero Power Transmission Project, Chile-Argentina

In 2019, we commenced construction of an extension to the existing Pascua-Lama power transmission line to connect to Veladero. Upon completion, the power transmission line will allow Veladero to convert to grid power exported from Chile and cease operating the current high-cost diesel generation power plant located at site. A power purchase price agreement was executed during the fourth quarter of 2019 to supply power from renewable energy that will significantly reduce Veladero’s carbon footprint. This is expected to reduce CO2 equivalent emissions by 100,000 tonnes per year upon commissioning.

Work continued in the first quarter of 2021 on both the 220kv and 23kv transmission line extensions as well as the Lama substation, with overall progress now at 84% completion. We continue to expect completion of the Veladero power transmission project by the end of 2021.

Exploration and Mineral Resource Management

The foundation of our exploration strategy starts with a deep organizational understanding that exploration is an investment and a value driver for the business - not a process. Our strategy has multiple elements that all need to be in balance to deliver on the Company’s business plan for growth and long-term sustainability.

First, we seek to deliver projects of a short-to medium-term nature that will drive improvements in mine plans. Second, we seek to make new discoveries that add to Barrick’s Tier One Gold Asset5 portfolio. Third, we seek to optimize the value of major undeveloped projects. Finally, we seek to identify emerging opportunities early in their value chain and secure them by an earn-in or outright acquisition, where appropriate.

Our exploration approach is to first understand the geological framework and ore controls. We then design exploration programs based upon that understanding, instead of simply drilling for mineralized intervals. This has put us in good stead with robust results from multiple projects highlighted in the following section.

North America

Current exploration efforts are focused on finding extensions at our Tier One Gold Assets5. Earlier stage exploration is targeting value creating discoveries and continues to open up new frontiers in Nevada, as well as Hemlo. At the deposit scale, geological cross-sections and subsequent modelling is ongoing with notable advances during the first quarter of 2021 at Turquoise Ridge, the

North Carlin Trend, Ren, Robertson and Hemlo. Exploration and delineation activities are well aligned with the 2021 business and life of mine plans.

Carlin, Nevada, USA9, 10, 11, 12

North of Leeville, a seven-hole exploration program was completed. Results of the program identified two new centers of stratiform, high-grade mineralization in the footwall to the Basin Bounding fault. Additional assays returned 3.1 meters at 16.7 g/t Au, adding to the previously reported intercept of 32.9 meters at 16.9 g/t Au. Evaluation of the area’s full potential has been accelerated. A twelve-hole surface drill program targeting significant resource growth from the northern pod was initiated in late March 2021. The system remains open to the northeast, with assays from scout drilling returning several narrow intercepts including 5.0 meters at 4.5 g/t Au within 42 meters of low-grade mineralization. In addition to the surface program, drilling to add resources and support reserve conversion continues from underground.

South of Goldstrike, potential remains down plunge of Deep Post where high-grade mineralization is structurally controlled within the fertile district-scale Post-Gen fault system. Results from a directionally drilled daughter hole returned 25 meters at 11.8 g/t Au and 2.7 meters at 16.6 g/t Au. East of the Tristar mine (also within the Post-Gen fault system), drilling to follow up previously reported significant intercepts hosted in north plunging anticline has commenced.

BARRICK FIRST QUARTER 2021	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

At the northern limits of the Post-Gen fault system, a geologic model of the Ren area incorporating results from the 2020 program was completed and is in use for targeting and resource estimation refinement. East of Ren, surface scout drilling of targets delineated from the upgraded model has commenced. Within the resource, results from underground drilling confirms continuity. Drilling testing extensions south of the known resource continues from underground.

Cortez, Nevada, USA

At Cortez Hills, drill programs testing potential feeders and extensions of other ore controlling features have started.

At Robertson, on the western side of the district, drilling results were received from the Distal target, to the west of current resources, testing a structure which is potentially analogous to the controls of mineralization at the Gold Pan/39A zone. These results yielded multiple significant intercepts confirming the nature of the hypothesized mineralization control and an up-dip extension to surface. Follow-up drilling commencing in the second quarter of 2021 will target the extent of the mineralization up-dip and to the north. Metallurgical test work for processing at the Pipeline oxide mill and the heap leach is in progress.

Continuing on the western side of the district, sectional interpretation is ongoing between the Carlin-type Pipeline and Crossroads deposits, as well as intrusive-related mineralization at Robertson five kilometers to the north. Surface mapping and sampling has identified a favorable structural setting between the Pipeline/Crossroads and Robertson deposits with folds and thrust faulting, as well as high angle faults carrying anomalous gold indicative of leakage from a target at depth. The area has no historic deep drilling and will be tested by framework drilling in the second quarter of 2021.

Fourmile, Nevada, USA

Drilling resumed during the first quarter of 2021, testing the extension of stratiform mineralization west of the current resource. In addition, planning of access options to delineate Fourmile South (Rose and Blanche) has been initiated. Further north, detailed geologic interpretation of breccia-hosted, high-grade mineralization highlighted the importance of the intersection of an east-west striking fault zone and the northward extension of the fertile Anna/Sadler fault corridor. Follow-up drilling is planned to start in the second quarter of 2021.

Turquoise Ridge, Nevada, USA

Deposit-scale geological and block modeling continued in the first quarter of 2021 with valuable insight gained on mine design, planning, and model reconciliation.

At the district-scale, sectional interpretation across the sparsely drilled corridor between the Turquoise Ridge and Twin Creeks operations highlighted folds east of the main Turquoise Ridge deposit. Folding is a key control for mineralization in the district. Scout drilling of a 12km2 area east of Turquoise Ridge underground will commence in the second quarter of 2021.

Hemlo, Canada13

Drilling down plunge of the B Zone (also known as the Main Zone) intersected strong feldspar-muscovite-molybdenite-pyrite plus local barite alteration and mineralization.

Results from two of three holes spaced approximately 300 meters apart suggest continuity. Highlights include 6.69 meters at 2.64 g/t Au, including 3.60 meters at 3.86 g/t Au in Hole 1352003, and 5.48 meters at 2.09 g/t Au in Hole 1352004.

Surface and underground drilling immediately west of active C Zone mine workings is targeting mineralized shoots down plunge from the inactive open pit. Drilling will continue through the summer of 2021.

Results from both B Zone and C Zone programs are being incorporated into detailed geological models to further delineate targets.

Latin America & Asia Pacific

Pueblo Viejo, Dominican Republic

Detailed mapping and sampling is advancing at Zambrana, where results confirm the presence of gold mineralization within a main northwest structural trend that projects towards the Monte Negro pit. Soil and rock chip anomalies extend for up to two kilometers along this structure, indicating the next significant exploration target at Pueblo Viejo.

A total of 2,562 meters of diamond drilling was completed during March 2021 in Target Area 1 of the Pueblo Grande project. Although assays are pending, no significant mineralization is expected from this campaign. Barrick commenced exploration drilling at Pueblo Grande in 2020 pursuant to the terms of an earn-in agreement with Precipitate Gold Corp. that grants Barrick the exclusive right to acquire a 70% interest in the project. Pueblo Grande is currently 100% owned by Precipitate Gold Corp.

El Indio Belt, Argentina and Chile14

At Pascua, a four-rig geometallurgical drill campaign is ongoing, with a total of 4,545 meters drilled by the end of the first quarter of 2021. The program is designed to test the geometallurgical assumptions of the previously completed update to the 3D geological model. The objective of this campaign is to test the link between the underlying deposit geology, impact to ore type definition, processing options, recovery and project valuation.

At the Penelope deposit, a satellite of Lama, the geometallurgical drill campaign is almost completed, with the last hole being collared at the end of the first quarter of 2021, with drilling completed in April. This program aims to collect additional metallurgical data, with a specific focus on heap leach potential. At the Lama extension, a diamond drill hole exploration program has commenced with two rigs. The goal of this campaign is to test previously unrecognized orebody extensions outside the pit shell and current block model, in areas with anomalous gold in rock chip and talus fines samples that were obtained during the field season.

At Brecha Porfiada, a drill hole encountered a large phreatomagmatic breccia with multiple silicification events, within a fully preserved high sulphidation system. Progress has been slow due to adverse weather conditions.

At Alturas - Del Carmen, a five rig 8,000 meter drill campaign was initiated. This drilling is designed to test high-grade mineralization controls that were identified in the third quarter of 2020 under a new structural framework study. Drilling at Rojo Grande was completed, and while most of the assays are pending, the lithology-alteration assemblages observed in the core are largely validating the existing geological model. Partial results received include 45.5 meters at 1.05 g/t Au and 19.7 meters at 0.86 g/t Au

BARRICK FIRST QUARTER 2021	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

(DDH-RGR-038). At Alturas, on the Chilean side of the project, the first two holes were completed and the program is ongoing.

Fieldwork continues at Bañitos, within the El Indio district in Argentina. This target spans 16km2, with 955 talus fines samples collected. Partial results are showing a new robust anomaly in the southern part of the project. Detailed mapping has identified the presence of northeast trending veins and silicified structures, which coincide with talus fine anomalies. A drill campaign is scheduled for the next season.

At Azufreras on the Chilean side of the El Indio district, mapping, sampling and trenching is in progress where a series of small maar-diatreme complexes have been identified providing a favorable geological context to the alteration and anomalous geochemistry. Talus fine samples returned anomalies in gold as well as high sulfidation pathfinder elements in an area with poor outcrops. A drill program is scheduled for the third quarter of 2021.

Mapping and sampling at Zancarron, located 30 kilometers south of Veladero, validates the presence of a Veladero-type high sulfidation system but with higher grades than expected. If an economic deposit can be delineated, Zancarron could represent an opportunity to develop a satellite pit.

Veladero, Argentina15

During the first quarter of 2021, significant focus and progress has been made at the Veladero-Lama brownfield targets, including at Penelope, Lama, Cerro Pelado and Piuquenes.

A three-hole drill campaign totaling 1,090 meters was completed at Cerro Pelado, where the first holes to reach the target depth have successfully intercepted mineralization, including 17 meters at 0.68 g/t Au (DDH-CPE-007), 9 meters at 0.60 g/t Au (DDH-CPE-007) and 11 meters at 0.63 g/t Au (DDH-CPE-08). Hole DDH-CPE-007 finished with an interval of 12.8 meters at 0.41 g/t Au at the end of the hole, leaving further mineralization potentially open at depth. The Veladero geological model will be updated with the recent drilling, and this understanding of controls to mineralization will be considered for the following drill campaign.

Two holes were completed at Piuquenes, for a total of 694 meters. One of the holes intercepted favorable high sulfidation alteration assemblages at depth. A third hole is planned to be completed during this drill season.

Porgera, Papua New Guinea

As discussed on page 27, Porgera is currently on temporary care and maintenance and consequently, all exploration activities have ceased.

Southern Peru

In southern Peru at Tumaruma, an intrusive related system, detailed mapping and sampling has delineated six new targets. Follow-up soil sampling is 44% complete. Meanwhile, an application for drilling permits is being filed with an intention to commence drilling in early 2022.

Japan Gold Strategic Alliance, Japan

The first phase of stream sediment and rock chip sampling is now 85% complete over the Hokusatsu region in the

Southern Kyushu epithermal gold province. A total of 706 bulk leach extractable gold (BLEG) and 1,270 rock chip samples were collected during the first quarter of 2021. Project scale gravity surveying also resumed during the quarter and is now 71% complete over the Hokusatsu region.

As results of the geochemical and geophysical programs are received, new highly prospective areas in the major gold provinces of Japan are being identified, and secured where possible. The majority of geochemical results have been received from the Hokkaido region and are being put into geological context. However, areas of open anomalism are already apparent and thirteen new applications were submitted for land between the Aibetsu and Tenryu projects to cover extensions of defined geochemical anomalies.

Reunion Gold Strategic Alliance, Guiana Shield

An airborne magnetic and radiometric survey was initiated on the NW Extension project in Suriname, which was 76% complete at the end of the first quarter of 2021. The survey, consisting of 3,000 kilometers of flight lines spaced at 100 and 200 meters, is highlighting linear geophysical features interpreted as structural corridors, similar to those associated with gold mineralization at the Rosebel gold deposit located 70km to the southeast. This data set will form an important layer in targeting and field programs in the coming year.

Africa & Middle East

Bambadji, Senegal16

Drilling at Kabewest extended the system to 200 meters vertical depth, 500 meters along strike and confirmed high-grade mineralization linked to silica-hematite altered hydrothermal breccias and limestones. Two northeast trending zones have been identified. Results include 53.0 meters at 2.12 g/t Au, including 9.7 meters at 3.85 g/t Au (twin of reverse circulation hole KBWRC018 reported in the prior quarter; 50.0 meters at 2.08 g/t Au), 20.6 meters at 2.59 g/t Au from 247.5 meters, including 10.8 meters at 4.05 g/t Au, and 16.0 meters at 2.01 g/t Au. Two reverse circulation (RC) fences, stepping out 200 and 400 meters to the north-northeast, confirmed the continuity of alteration. Assay results are pending.

At Soya, a diamond hole intersected 34.0 meters at 3.11 g/t Au from 62.0 meters, including 6.5 meters at 5.13 g/t Au and 7.9 meters at 7.00 g/t Au down-dip of a solid RC intercept drilled in 2019. Mineralization is hosted within albitite and is related to intense hydrothermal hematite-silica alteration and semi-massive pyrite. Three RC holes (results pending) have extended the system 300 meters to the northeast.

At Dakota, scout drilling beneath very broad auger anomalies intersected two zones of low-grade mineralisation between 6 and 40 meters wide and approximately 500 meters strike length. To help focus follow-up drilling, multi-element geochemistry and correlation to prospective alteration is underway.

At Gefa, seven diamond holes have been completed over a five kilometer corridor. Intersected mineralization is hosted within a westerly dipping albitite with adjacent sediments and is associated with silica-hematite alteration and intense fine disseminated pyrite. Infill RC is planned for the second quarter of 2021.

BARRICK FIRST QUARTER 2021	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

Loulo-Gounkoto, Mali17

Exploration programs in 2021 are focused on earlier stage targets on the three permits of Loulo, Gounkoto and Bena with the aim of reviewing higher-grade open-pit opportunities and minelife extension. Framework drilling is underway on a number of targets in order to assess and rank for follow-up. At the Yalea Transfer Zone South Extension, drilling extended the system 160 meters south, with the southernmost hole in the Yalea system returning 16.3 meters at 3.36 g/t Au, including 9.8 meters at 5.11 g/t Au. MRM down-plunge drilling will be paused to focus on infill drilling higher up the shoot and testing depth extensions to the Panel Zone. Framework drilling 500 meters south of the Transfer Zone has tested the upper 550m of the structure. Significant changes in geology are seen and thus far, no major irregularities (i.e. westerly rollovers) that influence high-grade blind shoot potential, have been identified. Drilling is ongoing to test deeper parts of the structure.

At Yalea Ridge Main, Phase 1 drilling is validating the concept of higher-grades associated with east-west trending fracture and breccia zones and quartz-hematite vein arrays. The second diamond hole intersected 2.33 meters at 52.95 g/t Au, 8.7 meters at 13.94 g/t Au and 3.9 meters at 18.79 g/t Au. Phase 1 drilling will continue in the second quarter of 2021.

Along the Yalea Structure, a number of programs are underway: 1) At Loulo 1, drilling has started over a one kilometer section of strike. Holes are designed to fully test the north-northeast trending host package stratigraphy including the quartz tourmaline horizon and the east-west trending veins. 2) At Loulo 4 and the northern extension of Yalea Ridge, a 3D induced polarization and resistivity survey was completed. The aim of this survey is to assist with Loulo 4 framework drill planning and to outline additional targets. Data modelling is underway and will continue into the second quarter of 2021.

There is significant exploration focus on the Gounkoto permit this year: 1) At the recently (auger) defined Mina target, framework diamond drilling has intersected highly strained favorable host package stratigraphy, including limestone and multistage intrusive bodies. Wide spaced RC lines are underway to confirm continuity of the target structure and potential for a Faraba/DB1 style system. Assay results are pending. 2) At Faraba Main, a five hole diamond drill program is underway to confirm the location of the Western Fault Strand structure (WFS). Together with the Dip Domain Boundary (DDB), the WFS is interpreted to split the Faraba complex into three fault block domains (western, central and eastern) and account for the variations in bedding geometry from north to south within each of the subsequent blocks. After recent model changes, two diamond tails were drilled at DB1. The geology intersected shows potential for a southern plunging shoot associated with a ‘Transfer Style’ westerly rollover of the structure. Results are pending.

Regional Exploration, Mali

On the Diangoumerila and Mogoyafara permits in Mali South, auger drilling was completed along a 10 kilometer section of the west-northwest Koniko trend. Assays are due in the second quarter of 2021 after which, target generation and follow-up aircore drilling will start.

Along the Kossou trend, soil geochemistry and ground geophysics have mapped coincident anomalies associated with an elongated granodiorite intrusion of a more than four kilometer strike length. Reconnaissance aircore drilling has commenced.

Elsewhere, generative work continues in the Kenieba-Kedougou Inlier and in Mali South.

Tongon, Côte d’Ivoire18

Infill and step out drilling was undertaken in the first quarter of 2021 at three satellite targets on the Stabilo trend. All are located less than ten kilometers north of the Tongon mill. At Seydou North, a 550 meter long shear structure at the contact between sericite-silica altered tuffs and carbonaceous shale returned strong intercepts, including 42.0 meters at 5.43 g/t Au, 23.0 meters at 4.92 g/t Au, 18.0 meters at 3.19 g/t Au and 14.0 meters at 3.93 g/t Au. This target has strong potential to develop as a satellite deposit to Tongon. At Jubula East, mineralization has been intersected on three drill lines over a 200 meter strike length. Best results include 8.0 meters at 6.97 g/t Au, 6.0 meters at 3.45 g/t Au and 17.0 meters at 2.69 g/t Au. At Jubula West, an altered and potentially mineralized intrusive has been intersected in the latest round of drilling. Results are pending.

The Stabilo trend is revealing potential that was previously overlooked due to its extensive laterite cover. The auger program conducted in 2020 paved the way to these new discoveries and additional auger drilling is planned to test a further four kilometers of suppressive regolith.

Regional Exploration, Côte d’Ivoire

During the first quarter of 2021, the focus was on priority targets on the Boundiali and Fapoha permit’s potential to be satellite resources to Tongon. Initial results from aircore drill testing of the Lafleur, Yoro North and Mamougou targets show mineralization continuity but over narrow widths and of medium grade. At Kassere, reverse circulation (“RC”) drilling outlined a large alteration system hosted within tuffs and feldspar porphyries. Multiple potential lodes are controlled by the intersection lineation between north-northeast and northeast structures. Assay results are pending. A review of Fonondara shows potential for a higher-grade shoot in the north and outlines drill gaps that require testing for shallow resources.

At the Mankono JV, programs are ongoing to find a standalone deposit. During the first quarter of 2021, infill soil sampling and trenching along the Gbongogo-Koban corridor advanced several soil anomalies showing a similar footprint as Gbongogo Main (an intrusive hosted deposit). Thus far, Gbongogo West is the most encouraging, while initial RC drilling confirmed the presence of a mineralized intrusive at Yere North. Both areas will be followed up in the second quarter of 2021.

In southeast Côte d’Ivoire, a stream sediment sampling program along the Ketesso Shear is complete with results expected in the second quarter of 2021.

Kibali, Democratic Republic of Congo19

At KCD, the second of three framework diamond holes is testing the continuity of the KCD system 500 meters down-plunge. This hole has intersected the 3000 lode and is on track to intersect the banded iron formation (BIF) of the main 5000 and 11000 lodes.

At Tete Bakangwe, a seven fence drill program tested the down plunge and strike extent of a tightly folded

BARRICK FIRST QUARTER 2021	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

BIF unit, with mineralization located on: 1) the BIF-conglomerate contacts; and 2) in the fold hinges. Drill results indicate thick but discontinuous mineralized zones and outline down-plunge extensions to 480 meters and 680 meters, respectively. Highlight intercepts include 8.6 meters at 4.33 g/t Au and 27.9 meters at 1.61 g/t Au, and support the potential for a near mine open-pit opportunity. This is now being tested by infill drilling with the aim of developing a Pamao-Pakaka-Tete Bakangwe super pit concept.

At Kalimva, a geological review has outlined the controls on high-grade shoots as: 1) intersections between lithologies and the host structure; and 2) the dip of the host structure. The down-plunge continuation of three shoots was confirmed by seven diamond holes. Highlight intercepts include 5.6 meters at 3.24 g/t Au, 13.8 meters at 6.72 g/t Au and 5.2 meters at 8.39 g/t Au. Results support potential for an underground opportunity with further drilling planned to test continuity and tenor of the shoots to 400 meters vertical depth.

A review of the Madungu-Memekazi-Renzi trend (MMR) revealed three northeast trending structural domains, with an increase in strain manifested by a change in fold style and dislocation of stratigraphy along the central Memekazi domain. The prospectivity of this domain is supported by coincident northeast trending soil anomalism, sericite alteration and high-grade intercepts from historic holes. The MMR structural setting shows similarities to the KCD structural setting and yields the potential for northeast plunging shoots. This target has potential as an open-pit deposit located 1.5 kilometers from the Kibali mill, and will be tested in the second quarter of 2021.

North Mara and Bulyanhulu, Tanzania

In the first quarter of 2021, field teams were active across four greenfields targets at North Mara, while also completing a deposit-wide review of Rama and initial drilling at Shakta. Rama mineralization is controlled by bounding shears as well as variably-oriented internal shears and associated zones of increased strain. Consequently, several higher grade shoots occur at numerous orientations and scales. A new geological model is due in the second half of 2021, and this will be used to generate further near mine upside opportunities. Drilling beneath cover at Shakta (on the Gokona Trend), confirmed a stratigraphy of variably altered porphyritic extrusives and clastic sediments, with assay results pending. Field mapping and sampling on greenfields targets continues to support the regional-scale exploration model and has identified prospective geology and structural settings for further exploration.

At Bulyanhulu, rigs are mobilizing for drill programs to collect geological and geochemical information beneath extensive cover at the Pacha, Ndovu and Madini targets. These targets contain a geological setting similar to Reef 1 and 2, and drilling is scheduled to begin in the second quarter of 2021 after the rainy season.

Jabal Sayid, Kingdom of Saudi Arabia

At Jabal Sayid, drill programs are on track to extend the life of mine. At both Lode 4 East and Lode 1, extension and infill drilling continues to return higher grades and greater widths compared to the June 2020 block model. At Lode 4 East, 120 meters of strike and 140 meters vertical depth has been outlined to have the potential of hosting economic mineralization. An additional 150 meters of strike and a potential second feeder will be drill tested in the second quarter of 2021. At Lode 1, drilling indicates an increase in the true width of mineralization. Programs at both lodes will support extension of underground development and stope design.

An update of the geological model has highlighted potential for two new lodes. Trenching is underway prior to initial exploration drilling. This new potential is in addition to the greenfields targets at the South and East Gossans.

BARRICK FIRST QUARTER 2021	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of Financial Results

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended

	3/31/21	12/31/20	3/31/20
Gold

000s oz sold[a]	1,093	1,186	1,220

000s oz produced[a]	1,101	1,206	1,250

Market price ($/oz)	1,794	1,874	1,583

Realized price ($/oz)[b]	1,777	1,871	1,589

Revenue	2,641	3,028	2,593

Copper

millions lbs sold[a]	113	108	110

millions lbs produced[a]	93	119	115

Market price ($/lb)	3.86	3.25	2.56

Realized price ($/lb)[b]	4.12	3.39	2.23

Revenue	256	195	99

Other sales	59	56	29

Total revenue	2,956	3,279	2,721

a.	On an attributable basis.
b.

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

Q1 2021 compared to Q4 2020

In the first quarter of 2021, gold revenues decreased by 13% compared to the fourth quarter of 2020 primarily due to a lower realized gold price1 and lower sales volume. The average market price for the three month period ended March 31, 2021 was $1,794 per ounce versus $1,874 per ounce for the prior quarter. During the first quarter of 2021, the gold price ranged from $1,677 per ounce to $1,959 per ounce, and closed the quarter at $1,691 per ounce. The realized gold price1 in the first quarter of 2021 was lower than the market gold price as a result of final smelter adjustments on gold sold in concentrate. Gold prices in the first quarter of 2021 continued to be volatile due to the economic impact of the Covid-19 pandemic, including expectations for global economic recovery from the fiscal and monetary stimulus measures put in place by governments and central banks worldwide as well as the distribution of vaccines. In particular, while gold prices remain higher than pre-pandemic levels, the decline of the gold price from recent highs is partially attributed to an increase in longer-term interest rates as well as a reduction in investor demand, with global ETF holdings declining in the first quarter of 2021, tempered by increased physical demand from India and China.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz) Q1 2021 compared to Q4 2020

In the first quarter of 2021, gold production on an attributable basis was 105 thousand ounces lower than the prior quarter, primarily due to mine sequencing at Carlin and Cortez as well as lower grades at Pueblo Viejo, in line with the mine and stockpile processing plan. Production at Veladero was lower as heap leach processing operations will be reduced through the first half of 2021, while the mine transitions to Phase 6. Lower production from Tongon (included in the Other category above) reflects the change in the mine plan related to the extension of its mine life to 2023, and were offset by higher grades at Loulo-Gounkoto.

Copper revenues in the first quarter of 2021 increased by 31% compared to the prior quarter, primarily due to a higher realized copper price1, combined with increased sales volume. The average market price in the first quarter of 2021 was $3.86 per pound, an increase of 19% from the prior quarter. The realized copper price1 in the first quarter of 2021 was higher than the market copper price due to the impact of positive provisional pricing adjustments, consistent with the prior quarter, as the copper price continued to rise. During the first quarter of 2021, the copper price traded in a range of $3.49 per pound to a nine-year high of $4.36 per pound and closed the quarter at $4.01 per pound. Copper prices in the first quarter of 2021 were positively influenced by an increase in risk appetite in financial risk markets as the global economy continued its recovery phase, expectations for increases in copper demand from infrastructure spending, the transition to a low-carbon global economy, and low levels of global stockpiles.

Attributable copper production in the first quarter of 2021 was 26 million pounds lower compared to the prior quarter, primarily driven by lower grades processed and lower throughput at Lumwana. Current period copper sales were higher than copper production during the first quarter of 2021 due to the sale of a portion of stockpiled concentrate at Lumwana.

BARRICK FIRST QUARTER 2021	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 2021 compared to Q1 2020

For the three month period ended March 31, 2021, gold revenues increased by 2% compared to the same prior year period primarily due to an increase in the realized gold price1, partially offset by a decrease in sales volume. The average market price for the three month period ended March 31, 2021 was $1,794 per ounce versus $1,583 per ounce for the same prior year period.

ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz) Q1 2021 compared to Q1 2020

For the three month period ended March 31, 2021, attributable gold production was 149 thousand ounces lower than the same prior year period, primarily as a result of Porgera being placed on care and maintenance on April 25, 2020, reduced heap leach processing operations at Veladero through the first half of 2021 while the mine transitions to Phase 6, as well as mine sequencing at Carlin and Cortez. These impacts were partially offset by increased production at Bulyanhulu following the ramp-up of underground mining and processing operations towards the end of 2020.

Copper revenues for the three month period ended March 31, 2021 increased by 159% compared to the same prior year period, primarily due to a higher realized copper price1, combined with higher sales volume. In the first quarter of 2021, the realized copper price1 was higher than the market copper price due to positive provisional pricing adjustments, whereas negative provisional pricing adjustments were recorded in the same prior year period.

Attributable copper production for the three month period ended March 31, 2021 decreased by 22 million pounds compared to the same prior year period, primarily due to lower grades processed at Lumwana.

Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended

	3/31/21	12/31/20	3/31/20

Gold

Site operating costs	1,020	1,069	1,080

Depreciation	454	495	474

Royalty expense	93	107	84

Community relations	4	10	5

Cost of sales	1,571	1,681	1,643

Cost of sales ($/oz)[a]	1,073	1,065	1,020

Total cash costs ($/oz)[b]	716	692	692

All-in sustaining costs ($/oz)[b]	1,018	929	954
Copper

Site operating costs	65	68	69

Depreciation	48	41	43

Royalty expense	23	16	11

Community relations	0	0	1

Cost of sales	136	125	124

Cost of sales ($/lb)[a]	2.11	2.06	1.96

C1 cash costs ($/lb)[b]	1.60	1.61	1.55

All-in sustaining costs ($/lb)[b]	2.26	2.42	2.04

a.

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

b.

Total cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

Q1 2021 compared to Q4 2020

In the first quarter of 2021, cost of sales applicable to gold was 7% lower compared to the fourth quarter of 2020, mainly due to lower sales volume. Our 45% interest in Kibali is equity accounted and therefore, the mine’s cost of sales is excluded from our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were 1% and 3% higher, respectively, than the prior quarter, mainly due to the impact of lower grades at Carlin, Kibali and Cortez.

In the first quarter of 2021, gold all-in sustaining costs per ounce1 increased by 10% compared to the prior quarter, primarily due to higher minesite sustaining capital expenditures on a per ounce basis, combined with higher total cash costs per ounce1.

In the first quarter of 2021, cost of sales applicable to copper was 9% higher than the prior quarter mainly from higher sales volume due to the sale of a portion of stockpiled concentrate at Lumwana. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2, after including our proportionate share of cost of sales at our equity method investees, increased by 2% primarily due to higher depreciation expense. C1 cash costs1 remained relatively

BARRICK FIRST QUARTER 2021	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

consistent with the prior quarter as a lower strip ratio at Lumwana and lower processing costs as well as lower general and administrative expenses at Jabal Sayid were offset by the impact of lower capitalized stripping in line with mine sequencing, higher maintenance costs and a stronger Chilean peso at Zaldívar.

In the first quarter of 2021, copper all-in sustaining costs1,which have been adjusted to include our proportionate share of equity method investees, were 7% lower per pound than the prior quarter primarily reflecting lower sustaining capital expenditures at Lumwana, as a result of the timing of projects, and at Zaldívar, while C1 cash costs1 remained relatively consistent with the prior quarter.

Q1 2021 compared to Q1 2020

For the three month period ended March 31, 2021, cost of sales applicable to gold was 4% lower than the same prior year period primarily due to lower sales volume. Our 45% interest in Kibali is equity accounted and therefore, the mine’s cost of sales is excluded from our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2 and total cash costs1, after including our proportionate share of cost of sales at our equity method investees, were 5% and 3% higher, respectively, compared to the same prior year period mainly due to higher royalty expense as a result of a higher realized gold price1, combined with the impact of lower sales volume.

For the three month period ended March 31, 2021, gold all-in sustaining costs1 increased by 7% on a per ounce basis compared to the same prior year period, primarily due to an increase in total cash costs per ounce1, combined with higher minesite sustaining capital expenditures.

For the three month period ended March 31, 2021, cost of sales applicable to copper was 10% higher than the same prior year period, primarily due to higher royalty expense as a result of a higher realized copper price1, as well as slightly higher sales volume. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted and therefore, we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, increased by 8% and 3%, respectively, as higher royalty expense was partially offset by lower site operating costs.

For the three month period ended March 31, 2021, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investees, was 11% higher per pound than the same prior year period primarily reflecting higher C1 cash costs per pound1, combined with increased minesite sustaining capital expenditures.

Capital Expendituresa

($ millions)	For the three months ended

	3/31/21	12/31/20	3/31/20

Minesite sustaining[b]	405	354	370

Project capital expenditures[c]	131	184	76

Capitalized interest	3	8	5

Total consolidated capital expenditures	539	546	451

Attributable capital expenditures[d]	424	445	364

a.	These amounts are presented on a cash basis.
b.	Includes both minesite sustaining and mine development.
c.	Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
d.	These amounts are presented on the same basis as our guidance.

Q1 2021 compared to Q4 2020

In the first quarter of 2021, total consolidated capital expenditures on a cash basis was largely in line with the fourth quarter of 2020 with a decrease in project capital expenditures, largely offset by an increase in minesite sustaining capital expenditures. Lower project capital expenditures were mainly attributed to the successful re-start of underground mining and processing operations at Bulyanhulu by the end of 2020, the water treatment plant at North Mara approaching the final stages of commissioning, and decreased spending at Cortez due to the completion of the CHUG Rangefront decline project. The increase in minesite sustaining capital expenditures is mainly due to higher capitalized stripping at several sites, including Cortez, Loulo-Gounkoto, Veladero and Carlin.

Q1 2021 compared to Q1 2020

For the three month period ended March 31, 2021, total consolidated capital expenditures on a cash basis increased by 20% compared to the same prior year period, primarily due to higher project capital expenditures, namely the plant and tailings expansion project at Pueblo Viejo and the Gounkoto underground expansion. This was combined with higher minesite sustaining capital expenditures, primarily at Veladero, relating to the Phase 6 leach pad expansion and higher capitalized stripping, drilling and underground development at Loulo-Gounkoto.

General and Administrative Expenses

($ millions)	For the three months ended

	3/31/21	12/31/20	3/31/20

Corporate administration	28	32	33

Share-based compensation[a]	10	(8)	7

General & administrative expenses	38	24	40

a.	Based on a US$20.34 share price as at March 31, 2021 (December 31, 2020: US$22.78 and March 31, 2020: US$18.32).

Q1 2021 compared to Q4 2020

In the first quarter of 2021, general and administrative expenses increased by $14 million compared to the fourth quarter of 2020, mainly due to higher share-based compensation. The change in our share price in the current quarter was less pronounced versus the fourth quarter of 2020, when the remeasurement of our share-based compensation liability resulted in a gain.

BARRICK FIRST QUARTER 2021	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q1 2021 compared to Q1 2020

For the three month period ended March 31, 2021, general and administrative expenses was largely in line with the same prior year period.

Exploration, Evaluation and Project Expenses

($ millions)	For the three months ended

	3/31/21	12/31/20	3/31/20

Global exploration and evaluation	28	31	39

Advanced project costs:

Pascua-Lama	10	11	10

Other	6	10	4

Corporate development	1	0	3

Global exploration and evaluation and project expense	45	52	56

Minesite exploration and evaluation	16	22	15

Total exploration, evaluation and project expenses	61	74	71

Q1 2021 compared to Q4 2020

Exploration, evaluation and project expenses for the first quarter of 2021 decreased by $13 million compared to the fourth quarter of 2020. This was primarily due to lower minesite exploration and evaluation costs, largely due to the timing of spend at Carlin. In addition, global exploration and evaluation costs were lower within Nevada Gold Mines.

Q1 2021 compared to Q1 2020

Exploration, evaluation and project expenses for the three month period ended March 31, 2021 was $10 million lower than the same prior year period, mainly due to lower global exploration and evaluation costs. This was primarily at Nevada Gold Mines and Fourmile, as drilling programs started earlier in the prior year period due to favorable weather conditions.

Finance Costs, Net

($ millions)	For the three months ended

	3/31/21	12/31/20	3/31/20

Interest expense[a]	88	82	88

Accretion	10	8	16

Loss on debt extinguishment	0	0	15

Interest capitalized	(3)	(8)	(5)

Other finance costs	1	4	0

Finance income	(9)	(6)	(10)

Finance costs, net	87	80	104

a.

For the three months ended March 31, 2021, interest expense includes approximately $9 million of non-cash interest expense relating to the streaming agreements with Wheaton Precious Metals and Royal Gold, Inc. (December 31, 2020: $9 million and March 31, 2020: $9 million).

Q1 2021 compared to Q4 2020

In the first quarter of 2021, net finance costs were 9% higher than the prior quarter, mainly due to a slight increase in interest expense and lower capitalized interest.

Q1 2021 compared to Q1 2020

For the three month period ended March 31, 2021, net finance costs were 16% lower than the same period last year, primarily due to a loss on debt extinguishment of $15 million occurring in the same prior year period. The loss on debt extinguishment in the same prior year period was due to the make-whole repurchase of the outstanding $337 million of principal of our 3.85% notes due 2022.

Additional Significant Statement of Income Items

($ millions)	For the three months ended

	3/31/21	12/31/20	3/31/20

Impairment charges (reversals)	(89)	40	(336)

Loss (gain) on currency translation	4	16	16

Other expense (income)	19	(138)	(35)

Impairment Charges (Reversals)

Q1 2021 compared to Q4 2020

In the first quarter of 2021, net impairment reversals were $89 million compared to net impairment charges of $40 million in the prior quarter. Net impairment reversals in the first quarter of 2021 mainly related to the impairment reversal of Lagunas Norte resulting from the agreement to sell our 100% interest to Boroo Pte Ltd. The net impairment charges in the prior quarter primarily relate to Tanzania.

Q1 2021 compared to Q1 2020

For the three month period ended March 31, 2021, net impairment reversals were $89 million compared to $336 million in the same prior year period. Net impairment reversals in the first quarter of 2021 mainly related to the impairment reversal of Lagunas Norte resulting from the agreement to sell our 100% interest to Boroo Pte Ltd. In the first quarter of 2020, the net impairment reversals are from our Tanzanian assets resulting from the agreement with the Government of Tanzania being signed and made effective.

For a further breakdown of impairment charges and reversals, refer to note 13 of the Financial Statements.

Loss (Gain) on Currency Translation

Q1 2021 compared to Q4 2020

Loss on currency translation in the first quarter of 2021 was $4 million compared to $16 million in the prior quarter. The losses in both quarters relate primarily to unrealized foreign currency losses from the Argentine peso. Fluctuations in this currency versus the US dollar impact our peso denominated value-added tax receivable balances.

Q1 2021 compared to Q1 2020

Loss on currency translation in the first quarter of 2021 was $4 million compared to $16 million in the same prior year period. In the current quarter, the losses mainly relate to unrealized foreign currency translation losses from the depreciation of the Argentine peso. In comparison, the losses incurred during the first quarter of 2020 were primarily due to the depreciation of the Zambian kwacha, Argentine peso and Chilean peso, partially offset by gains on the revaluation of Canadian dollar denominated liabilities.

BARRICK FIRST QUARTER 2021	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Expense (Income)

Q1 2021 compared to Q4 2020

In the first quarter of 2021, other expense was $19 million compared to income of $138 million in the prior quarter. Other expense in the first quarter of 2021 mainly relates to care and maintenance expenses at Porgera and losses on the revaluation of warrant investments. In the fourth quarter of 2020, other income mainly relates to gains on the sale of Eskay Creek, Morila and Bullfrog.

Q1 2021 compared to Q1 2020

For the three month period ended March 31, 2021, other expense was $19 million compared to income of $35 million in the same prior year period. Other expense in the first quarter of 2021 mainly relates to care and maintenance expenses at Porgera and losses on the revaluation of warrant investments. For the three month period ended March 31, 2020, other income is primarily due to the gain on the sale of the Massawa project, partially offset by losses on non-hedge derivatives.

For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

Income Tax Expense

Income tax expense was $374 million in the first quarter of 2021. The unadjusted effective income tax rate in the first quarter of 2021 was 31% of income before income taxes.

The underlying effective income tax rate on ordinary income in the first quarter of 2021 was 29% after adjusting for the impact of net impairment reversals; the impact of deferred taxes at Hemlo; the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; and the impact of other expense adjustments.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore, the expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets, including tax loss carry forwards, and also deferred tax liabilities. We also have significant amounts of unrecognized deferred tax assets (e.g. for tax losses in Canada). Potential changes in any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 10 of the Financial Statements.

Withholding Taxes

In the first quarter of 2021, we have recorded $10 million of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States.

Nevada Gold Mines

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12. Nevada Gold Mines is also subject to Net Proceeds of Minerals tax in Nevada, which is included on a consolidated basis in the Company’s consolidated statements of income.

BARRICK FIRST QUARTER 2021	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 3/31/21	As at 12/31/20

Total cash and equivalents	5,672	5,188

Current assets	3,112	2,955

Non-current assets	38,064	38,363

Total Assets	46,848	46,506

Current liabilities excluding short-term debt	2,318	2,200

Non-current liabilities excluding long-term debt[a]	7,298	7,441

Debt (current and long-term)	5,153	5,155

Total Liabilities	14,769	14,796

Total shareholders’ equity	23,674	23,341

Non-controlling interests	8,405	8,369

Total Equity	32,079	31,710

Total common shares outstanding (millions of shares)	1,778	1,778

Debt, net of cash	(519)	(33)

Key Financial Ratios:

Current ratio[b]	4.08:1	3.67:1

Debt-to-equity[c]	0.16:1	0.16:1

    a.     Non-current financial liabilities as at March 31, 2021 were $5,512 million (December 31, 2020: $5,486 million).

    b.     Represents current assets divided by current liabilities (including short-term debt) as at March 31, 2021 and December 31, 2020.

    c.     Represents debt divided by total shareholders’ equity (including minority interest) as at March 31, 2021 and December 31, 2020.

Balance Sheet Review

Total assets were $46.8 billion at March 31, 2021, approximately $0.3 billion higher than at December 31, 2020, primarily reflecting the strong cash flow from operating activities.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable, other government and joint venture related receivables, as well as cash and equivalents.

Total liabilities at March 31, 2021 were $14.8 billion, which was slightly lower than total liabilities at December 31, 2020. Our liabilities are primarily comprised of debt, as well as other non-current liabilities such as provisions and deferred income tax liabilities, and accounts payable.

Shareholders’ Equity

4/27/2021	Number of shares

Common shares	1,778,371,343

Stock options	—

Financial Position and Liquidity

We believe we have sufficient financial resources to meet our business requirements for the foreseeable future, including capital expenditures, working capital requirements, interest payments and dividends. To date, we have not experienced significant negative impacts to liquidity as a result of the Covid-19 pandemic. During the first quarter of 2021, our cash balance benefited from strong cash flow from operating activities and our cash position continued to grow.

Total cash and cash equivalents as at March 31, 2021 were $5.7 billion. This cash and cash equivalents balance does not include cash held by our equity method investments, including approximately $450 million (our share) at Kibali. The cash and cash equivalents held at Kibali are subject to various administrative steps before they can be distributed to the joint venture shareholders and are held across three banks in the Democratic Republic of Congo, including two domestic banks. Our capital structure comprises a mix of debt, non-controlling interest (primarily at Nevada Gold Mines) and shareholders’ equity. As at March 31, 2021, our total debt was $5.2 billion (debt, net of cash and equivalents was negative $519.0 million) and our debt-to-equity ratio was 0.16:1. This compares to debt as at December 31, 2020 of $5.2 billion (debt, net of cash and equivalents was negative $33.0 million), and a debt-to-equity ratio of 0.16:1.

Uses of cash for the remainder of 2021 include capital commitments of $205 million and we expect to incur attributable minesite sustaining and project capital expenditures of approximately $1,400 to $1,700 million during the remainder of the year, based on our guidance range on page 31. For the remainder of 2021, we have contractual obligations and commitments of $550 million for supplies and consumables. In addition, we have $289 million in interest payments and other amounts as detailed in the table on page 72. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances as necessary.

At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates. The total return of capital distribution is expected to be effected in three equal tranches. The first $250 million tranche will

BARRICK FIRST QUARTER 2021	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

be paid on June 15, 2021 to shareholders of record at the close of business on May 28, 2021. The remaining distribution of $500 million is expected to be effected in two equal tranches to shareholders of record on dates to be determined in August and November 2021.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of Baa1 and BBB, respectively); and drawing on the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was negative 0.02:1 as at March 31, 2021 (0.00:1 as at December 31, 2020).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended

	3/31/21	12/31/20	3/31/20

Net cash provided by operating activities	1,302	1,638	889

Investing activities
Capital expenditures	(539)	(546)	(451)

Investment sales (purchases)	0	12	0

Divestitures	0	27	256

Dividends received from equity method investments	126	49	25

Other	5	53	7

Total investing inflows (outflows)	(408)	(405)	(163)

Net change in debt[a]	(13)	(8)	(356)

Dividends[b]	(158)	(160)	(122)

Net disbursements to non-controlling interests	(259)	(664)	(216)

Other	21	43	(15)

Total financing inflows (outflows)	(409)	(789)	(709)

Effect of exchange rate	(1)	0	(4)

Increase (decrease) in cash and equivalents	484	444	13

a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

b.	For the three months ended March 31, 2021, we declared and paid dividends per share in US dollars totaling $0.09 (December 31, 2020: declared and paid $0.09; March 31, 2020: declared and paid $0.07).

Q1 2021 compared to Q4 2020

In the first quarter of 2021, we generated $1,302 million in operating cash flow, compared to $1,638 million in the prior quarter. The decrease of $336 million was primarily due to a lower realized gold price1 and lower gold sales volume. This was combined with an unfavorable movement in working capital, mainly in accounts payable, partially offset by favorable movements in other assets and liabilities. Operating cash flow was further impacted by higher cash taxes paid, partially offset by lower interest paid due to the timing of semi-annual payments on our bonds and an increase in copper sales volumes and a higher realized copper price1.

Cash outflows from investing activities in the first quarter of 2021 were $408 million compared to $405 million in the prior quarter. The increase of $3 million was primarily due to shareholder loan repayments received from our equity method investments and cash proceeds from the Morila disposition occurring in the prior quarter. This was partially offset by higher dividends received from equity method investments in the first quarter of 2021.

Net financing cash outflows for the first quarter of 2021 amounted to $409 million, compared to $789 million in the prior quarter. The decrease of $380 million is primarily due to lower net disbursements paid to non-controlling interests, primarily to Newmont in relation to their interest in Nevada Gold Mines.

Q1 2021 compared to Q1 2020

In the first quarter of 2021, we generated $1,302 million in operating cash flow, compared to $889 million in the same prior year period. The increase of $413 million was primarily due to higher realized gold and copper prices1 and a favorable movement in working capital, partially offset by lower gold sales volume and higher cash taxes paid.

Cash outflows from investing activities in the first quarter of 2021 were $408 million compared to $163 million in the same prior year period. The increase of $245 million was primarily due to cash proceeds from the sale of Massawa occurring in the same prior year period and increased capital expenditures. This was partially offset by higher dividends received from equity method investments in the first quarter of 2021.

Net financing cash outflows for the first quarter of 2021 amounted to $409 million, compared to $709 million in the same prior year period. The decrease of $300 million is primarily due to the make-whole repurchase of the outstanding $337 million of principal of our 3.85% notes due 2022 occurring in the same prior year period. This was partially offset by higher disbursements to non-controlling interests, primarily to Newmont in relation to their interest in Nevada Gold Mines, combined with an increase in dividends paid, reflecting Barrick’s profitability, financial strength and commitment to shareholder returns.

BARRICK FIRST QUARTER 2021	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 18 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 3/31/21

	2021	2022	2023	2024	2025	2026 and thereafter	Total

Debt[a]
Repayment of principal	0	0	0	0	12	5,097	5,109

Capital leases	10	13	10	5	4	28	70

Interest	289	308	307	306	306	4,141	5,657

Provisions for environmental rehabilitation[b]	236	159	164	145	150	2,075	2,929

Restricted share units	6	14	2	0	0	0	22

Pension benefits and other post-retirement benefits	4	4	4	4	4	37	57

Minimum royalty payments[c]	1	1	1	1	1	1	6

Purchase obligations for supplies and consumables[d]	550	201	153	122	95	533	1,654

Capital commitments[e]	205	17	0	0	0	0	222

Social development costs[f]	12	10	6	5	5	54	92

Other Obligations[g]	0	3	6	6	6	294	315

Total	1,313	730	653	594	583	12,260	16,133

a.

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at March 31, 2021. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

b.	Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.	Minimum royalty payments are related to continuing operations and are presented net of recoverable amounts.
d.	Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
e.	Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
f.	Social development costs - Includes a commitment of $14 million in 2026 and thereafter related to the funding of a power transmission line in Argentina.
g.	Other obligations - Relates to the Pueblo Viejo JV partner shareholder loan and the deposit on the Pascua-Lama silver sale agreement with Wheaton Precious Metals Corp.

BARRICK FIRST QUARTER 2021	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

Review of Quarterly Results

Quarterly Informationa

($ millions, except where indicated)	2021	2020	2020	2020	2020	2019	2019	2019
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Revenues	2,956	3,279	3,540	3,055	2,721	2,883	2,678	2,063

Realized price per ounce – gold[b]	1,777	1,871	1,926	1,725	1,589	1,483	1,476	1,317

Realized price per pound – copper[b]	4.12	3.39	3.28	2.79	2.23	2.76	2.55	2.62

Cost of sales	1,712	1,814	1,927	1,900	1,776	1,987	1,889	1,545

Net earnings (loss)	538	685	882	357	400	1,387	2,277	194

Per share (dollars)[c]	0.30	0.39	0.50	0.20	0.22	0.78	1.30	0.11

Adjusted net earnings[b]	507	616	726	415	285	300	264	154

Per share (dollars)[b,c]	0.29	0.35	0.41	0.23	0.16	0.17	0.15	0.09

Operating cash flow	1,302	1,638	1,859	1,031	889	875	1,004	434

Consolidated capital expenditures[d]	539	546	548	509	451	446	502	379

Free cash flow[b]	763	1,092	1,311	522	438	429	502	55

a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

[c].	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.	Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost discipline, an agile management structure that empowers our site based leadership teams and a portfolio of Tier One Gold Assets5. This combined with rising gold prices has resulted in stronger operating cash flows. The positive free cash flow1 generated, together with the proceeds from various divestitures, have allowed us to continue to strengthen our balance sheet over the past two years and to increase returns to shareholders.

These same fundamentals have also driven the higher net earnings in recent quarters. Net earnings has also been impacted by the following items in each quarter which have been excluded from adjusted net earnings1. In the first quarter of 2020, we recorded a net impairment reversal of $115 million (net of tax effects), resulting from the agreement with the Government of Tanzania being signed and made effective in the first quarter of 2020. In the fourth quarter of 2019, we recorded $22 million (net of tax and non-controlling interests) of net impairment charges, mainly relating to a charge at Pascua-Lama of $296 million (no tax impact), partially offset by a net impairment reversal at Pueblo Viejo of $277 million (net of taxes and non-controlling interest). We also recorded a $628 million (no tax impact) gain on the de-recognition of the deferred revenue liability relating to our silver sale agreement with Wheaton Precious Metals Corp., a gain of $408 million (no tax impact) resulting from the sale of our 50% interest in Kalgoorlie, and a gain of $216 million (no tax impact) on a settlement of customs duty and indirect taxes at Lumwana. In the third quarter of 2019, net earnings and cash flows were impacted by the formation of Nevada Gold Mines and the commencement of the contribution of its operations to Barrick’s net earnings and cash flows. Net earnings in the third quarter of 2019 included a $1.5 billion (net of tax effects) gain on the remeasurement of Turquoise Ridge as a result of its contribution to Nevada Gold Mines and a $663 million (net of tax effects) impairment reversal at Lumwana.

Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2020 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK FIRST QUARTER 2021	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection of our critical accounting estimates with the Audit and Risk Committee of the Board of Directors, and the Audit and Risk Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

Non-GAAP Financial Performance Measures

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

∎	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
∎	Acquisition/disposition gains/losses;
∎	Foreign currency translation gains/losses;
∎	Significant tax adjustments; and
∎	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not include the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK FIRST QUARTER 2021	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended

	3/31/21	12/31/20	3/31/20

Net earnings attributable to equity holders of the Company	538	685	400

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	(89)	40	(336)

Acquisition/disposition (gains) losses[b]	(3)	(126)	(60)

Loss (gain) on currency translation	4	16	16

Significant tax adjustments[c]	47	(2)	(44)

Other expense adjustments[d]	11	15	98

Tax effect and non-controlling interest[e]	(1)	(12)	211

Adjusted net earnings	507	616	285

Net earnings per share[f]	0.30	0.39	0.22

Adjusted net earnings per share[f]	0.29	0.35	0.16

a.

For the three month period ended March 31, 2021, net impairment reversals primarily relate to non-current asset reversals at Lagunas Norte. Net impairment charges (reversals) for the three month periods ended December 31, 2020 and March 31, 2020 mainly relate to non-current assets at our Tanzanian assets.

b.

Acquisition/disposition gains for the three month period ended December 31, 2020 primarily relate to the gain on the sale of Eskay Creek, Morila and Bullfrog. For the three months ended March 31, 2020, acquisition/disposition gains mainly relate to the gain on the sale of Massawa.

c.

Significant tax adjustments for the three month period ended March 31, 2021 mainly relates to the remeasurement of deferred tax balances for changes in foreign currency rates and the recognition/derecognition of our deferred taxes in various jurisdictions. For the three months ended March 31, 2020, significant tax adjustments primarily relate to deferred tax recoveries as a result of tax reform measures in Argentina and adjustments made in recognition of the net settlement of all outstanding disputes with the Government of Tanzania.

d.

Other expense adjustments for the three month periods ended March 31, 2021 and December 31, 2020 mainly relate to care and maintenance expenses at Porgera. For the three months ended March 31, 2020, other expense adjustments primarily relate to the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and losses on debt extinguishment.

e.	Tax effect and non-controlling interest for the three month period ended March 31, 2020 primarily relates to the net impairment reversals related to long-lived assets and acquisition gains.
f.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended

	3/31/21	12/31/20	3/31/20

Net cash provided by operating activities	1,302	1,638	889

Capital expenditures	(539)	(546)	(451)

Free cash flow	763	1,092	438

BARRICK FIRST QUARTER 2021	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK FIRST QUARTER 2021	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended

	Footnote	3/31/21	12/31/20	3/31/20

Cost of sales applicable to gold production		1,571	1,681	1,643

Depreciation		(454)	(495)	(474)

Cash cost of sales applicable to equity method investments		59	69	52

By-product credits		(59)	(56)	(29)

Realized (gains) losses on hedge and non-hedge derivatives	a	0	(1)	0

Non-recurring items	b	0	1	0

Other	c	(33)	(55)	(27)

Non-controlling interests	d	(302)	(323)	(316)
Total cash costs		782	821	849

General & administrative costs		38	24	40

Minesite exploration and evaluation costs	e	16	22	15

Minesite sustaining capital expenditures	f	405	354	370

Sustaining leases		13	12	0

Rehabilitation - accretion and amortization (operating sites)	g	11	11	14

Non-controlling interest, copper operations and other	h	(154)	(142)	(125)
All-in sustaining costs		1,111	1,102	1,163

Project exploration and evaluation and project costs	e	45	52	56

Community relations costs not related to current operations		0	0	1

Project capital expenditures	f	131	184	76

Non-sustaining leases		0	4	0

Rehabilitation - accretion and amortization (non-operating sites)	g	3	4	2

Non-controlling interest and copper operations and other	h	(42)	(61)	(33)
All-in costs		1,248	1,285	1,265

Ounces sold - equity basis (000s ounces)	i	1,093	1,186	1,220

Cost of sales per ounce	j,k	1,073	1,065	1,020

Total cash costs per ounce	k	716	692	692

Total cash costs per ounce (on a co-product basis)	k,l	746	718	705

All-in sustaining costs per ounce	k	1,018	929	954

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,048	955	967

All-in costs per ounce	k	1,144	1,083	1,035

All-in costs per ounce (on a co-product basis)	k,l	1,174	1,109	1,048

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil for the three month period ended March 31, 2021 (December 31, 2020: $nil and March 31, 2020: $nil), and realized non-hedge losses of $nil for the three month period ended March 31, 2021 (December 31, 2020: gains of $1 million and March 31, 2020: $nil). Refer to Note 5 to the Financial Statements for further information.

b.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three month period ended March 31, 2021 include the removal of total cash costs and by-product credits associated with Pierina, Lagunas Norte, Golden Sunlight and Morila up until its divestiture in November 2020, which all are producing incidental ounces, of $24 million (December 31, 2020: $26 million; March 31, 2020: $25 million).

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $462 million for the three month period ended March 31, 2021 (December 31, 2020: $490 million and March 31, 2020: $466 million). Non-controlling interests include Nevada Gold Mines, Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, Buzwagi. Refer to Note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 68 of this MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo and construction of the Third Shaft at Turquoise Ridge. Refer to page 67 of this MD&A.

BARRICK FIRST QUARTER 2021	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

g.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of Nevada Gold Mines (including South Arturo), Pueblo Viejo, Loulo-Gounkoto, Tongon, North Mara, Bulyanhulu, and Buzwagi operating segments. It also includes capital expenditures applicable to our equity method investment in Kibali. Figures remove the impact of Pierina, Lagunas Norte and Golden Sunlight. The impact is summarized as the following:

($ millions)	For the three months ended

Non-controlling interest, copper operations and other	3/31/21	12/31/20	3/31/20

General & administrative costs	(6)	(5)	(6)

Minesite exploration and evaluation expenses	(7)	(9)	(3)

Rehabilitation - accretion and amortization (operating sites)	(3)	(3)	(4)

Minesite sustaining capital expenditures	(138)	(125)	(112)

All-in sustaining costs total	(154)	(142)	(125)

Project exploration and evaluation and project costs	(1)	(6)	(19)

Project capital expenditures	(41)	(55)	(14)

All-in costs total	(42)	(61)	(33)

i.	Ounces sold - equity basis

Figures remove the impact of: Pierina, Lagunas Norte, Golden Sunlight, and Morila up until its divestiture in November 2020, which are producing incidental ounces.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of: Pierina of $5 million for the three month period ended March 31, 2021 (December 31, 2020: $4 million and March 31, 2020: $6 million); Golden Sunlight of $nil for the three month period ended March 31, 2021 (December 31, 2020: $nil and March 31, 2020: $nil); up until its divestiture in November of 2020, Morila, of $nil for the three month period ended March 31, 2021 (December 31, 2020: $2 million and March 31, 2020: $6 million); and Lagunas Norte of $23 million for the three month period ended March 31, 2021 (December 31, 2020: $26 million and March 31, 2020: $21 million), which are producing incidental ounces. Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

k.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended

	3/31/21	12/31/20	3/31/20

By-product credits	59	56	29

Non-controlling interest	(26)	(27)	(15)

By-product credits (net of non-controlling interest)	33	29	14

BARRICK FIRST QUARTER 2021	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating site

($ millions, except per ounce information in dollars)					For the three months ended 3/31/21

	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines [c]	Hemlo	North America

Cost of sales applicable to gold production		356	207	151	32	80	826	76	902

Depreciation		(68)	(64)	(51)	(27)	(20)	(230)	(13)	(243)
By-product credits		(1)	(1)	(3)	0	(46)	(51)	0	(51)

Non-recurring items	d	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(110)	(55)	(37)	(2)	(6)	(210)	0	(210)

Total cash costs		177	87	60	3	8	335	63	398

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	3	1	0	1	0	5	1	6

Minesite sustaining capital expenditures	f	100	54	14	3	6	185	22	207

Sustaining capital leases		0	0	0	0	0	1	0	1

Rehabilitation - accretion and amortization (operating sites)	g	2	2	0	0	0	4	1	5

Non-controlling interests		(41)	(22)	(5)	(1)	(2)	(74)	0	(74)

All-in sustaining costs		241	122	69	6	12	456	87	543

Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0

Project capital expenditures	f	0	17	19	0	0	36	0	36

Non-controlling interests		0	(7)	(8)	0	0	(15)	0	(15)

All-in costs		241	132	80	6	12	477	87	564

Ounces sold - equity basis (000s ounces)		231	102	92	39	24	488	47	535

Cost of sales per ounce	h,i	950	1,251	1,007	511	2,051	1,047	1,610	1,097

Total cash costs per ounce	i	766	860	647	79	346	686	1,324	742

Total cash costs per ounce (on a co-product basis)	i,j	768	863	665	79	1,534	749	1,329	800

All-in sustaining costs per ounce	i	1,045	1,203	741	156	530	932	1,840	1,013

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,047	1,206	759	156	1,718	995	1,845	1,071

All-in costs per ounce	i	1,045	1,303	866	156	530	974	1,838	1,051

All-in costs per ounce (on a co-product basis)	i,j	1,047	1,306	884	156	1,718	1,037	1,843	1,109

BARRICK FIRST QUARTER 2021	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)			For the three months ended 3/31/21

	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific

Cost of sales applicable to gold production		191	35	226

Depreciation		(61)	(11)	(72)

By-product credits		(12)	(1)	(13)

Non-recurring items	d	0	0	0

Other		0	0	0

Non-controlling interests		(47)	0	(47)

Total cash costs		71	23	94

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	0	0	0

Minesite sustaining capital expenditures	f	40	41	81

Sustaining capital leases		0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	2	0	2

Non-controlling interests		(16)	0	(16)

All-in sustaining costs		97	64	161

Project exploration and evaluation and project costs	e	0	0	0

Project capital expenditures	f	58	0	58

Non-controlling interests		(23)	0	(23)

All-in costs		132	64	196

Ounces sold - equity basis (000s ounces)		141	31	172

Cost of sales per ounce	h,i	816	1,151	903

Total cash costs per ounce	i	507	736	548

Total cash costs per ounce (on a co-product basis)	i,j	553	782	594

All-in sustaining costs per ounce	i	689	2,104	954

All-in sustaining costs per ounce (on a co-product basis)	i,j	735	2,150	1,000

All-in costs per ounce	i	936	2,104	1,157

All-in costs per ounce (on a co-product basis)	i,j	982	2,150	1,203

BARRICK FIRST QUARTER 2021	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)				For the three months ended 3/31/21

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi	Africa & Middle East
Cost of sales applicable to gold production		184	92	71	81	40	31	499
Depreciation		(69)	(32)	(15)	(28)	(12)	(1)	(157)
By-product credits		0	0	0	0	0	1	1
Non-recurring items	d	0	0	0	0	0	0	0
Other		0	0	0	0	0	0	0
Non-controlling interests		(23)	0	(10)	(5)	(4)	(6)	(48)
Total cash costs		92	60	46	48	24	25	295
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	e	4	0	0	1	0	0	5
Minesite sustaining capital expenditures	f	53	11	12	2	3	0	81
Sustaining capital leases		1	3	0	0	0	0	4
Rehabilitation - accretion and amortization (operating sites)	g	1	0	2	0	0	0	3
Non-controlling interests		(12)	0	(2)	0	(1)	0	(15)
All-in sustaining costs		139	74	58	51	26	25	373
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0
Project capital expenditures	f	15	0	6	0	10	0	31
Non-controlling interests		(3)	0	(1)	0	(1)	0	(5)
All-in costs		151	74	63	51	35	25	399
Ounces sold - equity basis (000s ounces)		151	86	56	48	28	17	386
Cost of sales per ounce	h,i	974	1,065	1,061	1,510	1,211	1,486	1,114
Total cash costs per ounce	i	608	691	832	995	865	1,450	763
Total cash costs per ounce (on a co-product basis)	i,j	608	695	839	996	861	1,420	763
All-in sustaining costs per ounce	i	920	856	1,038	1,062	957	1,467	968
All-in sustaining costs per ounce (on a co-product basis)	i,j	920	860	1,045	1,063	953	1,437	969
All-in costs per ounce	i	1,000	862	1,134	1,062	1,275	1,467	1,037
All-in costs per ounce (on a co-product basis)	i,j	1,000	866	1,141	1,063	1,271	1,437	1,038

BARRICK FIRST QUARTER 2021	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the three months ended 12/31/20

	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines [c]	Hemlo	North America

Cost of sales applicable to gold production		385	197	156	56	89	883	79	962

Depreciation		(74)	(57)	(52)	(44)	(21)	(248)	(16)	(264)

By-product credits		(1)	(1)	(3)	0	(42)	(47)	0	(47)

Non-recurring items	d	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(120)	(54)	(38)	(5)	(10)	(227)	0	(227)

Total cash costs		190	85	63	7	16	361	63	424

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	13	0	0	3	0	16	1	17

Minesite sustaining capital expenditures	f	97	28	10	12	3	160	20	180

Sustaining capital leases		0	0	0	0	0	1	0	1

Rehabilitation - accretion and amortization (operating sites)	g	2	3	0	0	1	6	0	6

Non-controlling interests		(43)	(12)	(4)	(6)	(1)	(70)	0	(70)

All-in sustaining costs		259	104	69	16	19	474	84	558

Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0

Project capital expenditures	f	0	30	6	0	0	48	0	48

Non-controlling interests		0	(11)	(2)	0	0	(17)	0	(17)

All-in costs		259	123	73	16	19	505	84	589

Ounces sold - equity basis (000s ounces)		259	116	90	51	26	542	57	599

Cost of sales per ounce	h,i	917	1,043	1,064	674	2,054	1,008	1,379	1,043

Total cash costs per ounce	i	740	738	687	145	590	667	1,104	709

Total cash costs per ounce (on a co-product basis)	i,j	742	741	710	146	1,557	720	1,109	757

All-in sustaining costs per ounce	i	1,005	906	757	324	670	873	1,464	930

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,007	909	780	325	1,637	926	1,469	978

All-in costs per ounce	i	1,005	1,065	799	324	670	925	1,464	977

All-in costs per ounce (on a co-product basis)	i,j	1,007	1,068	822	325	1,637	978	1,469	1,025

BARRICK FIRST QUARTER 2021	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)			For the three months ended 12/31/20

	Footnote	Pueblo Viejo	Veladero	Latin America & Asia Pacific

Cost of sales applicable to gold production		203	54	257

Depreciation		(61)	(17)	(78)

By-product credits		(16)	(2)	(18)

Non-recurring items	f	0	0	0

Other		0	0	0

Non-controlling interests		(52)	0	(52)

Total cash costs		74	35	109

General & administrative costs		0	0	0

Minesite exploration and evaluation costs	e	3	0	3

Minesite sustaining capital expenditures	f	45	35	80
Sustaining capital leases		0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	2	1	3

Non-controlling interests		(20)	0	(20)

All-in sustaining costs		104	72	176

Project exploration and evaluation and project costs	e	0	0	0

Project capital expenditures	f	64	0	64

Non-controlling interests		(25)	0	(25)

All-in costs		143	72	215

Ounces sold - equity basis (000s ounces)		153	51	204

Cost of sales per ounce	h,i	803	1,074	894

Total cash costs per ounce	i	493	698	545

Total cash costs per ounce (on a co-product basis)	i,j	560	734	604

All-in sustaining costs per ounce	i	689	1,428	878

All-in sustaining costs per ounce (on a co-product basis)	i,j	756	1,464	937

All-in costs per ounce	i	941	1,428	1,066

All-in costs per ounce (on a co-product basis)	i,j	1,008	1,464	1,125

BARRICK FIRST QUARTER 2021	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)				For the three months ended 12/31/20

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi	Africa & Middle East

Cost of sales applicable to gold production		181	104	82	99	28	33	527

Depreciation		(65)	(48)	(21)	(41)	(13)	(2)	(190)

By-product credits		0	0	(1)	0	0	0	(1)

Non-recurring items	d	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(23)	0	(10)	(6)	(2)	(5)	(46)

Total cash costs		93	56	50	52	13	26	290

General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	2	0	0	1	0	0	3

Minesite sustaining capital expenditures	f	27	11	13	2	1	0	54

Sustaining capital leases		1	2	0	0	0	0	3

Rehabilitation - accretion and amortization (operating sites)	g	0	0	1	0	0	0	1

Non-controlling interests		(6)	0	(2)	0	0	0	(8)

All-in sustaining costs		117	69	62	55	14	26	343

Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0

Project capital expenditures	f	7	1	18	0	43	0	69

Non-controlling interests		(1)	0	(3)	0	(7)	0	(11)

All-in costs		123	70	77	55	50	26	401

Ounces sold - equity basis (000s ounces)		126	89	63	64	20	21	383

Cost of sales per ounce	h,i	1,149	1,163	1,073	1,371	1,181	1,314	1,188

Total cash costs per ounce	i	734	616	799	810	610	1,267	753

Total cash costs per ounce (on a co-product basis)	i,j	734	621	806	811	621	1,242	753

All-in sustaining costs per ounce	i	923	783	989	853	664	1,283	896

All-in sustaining costs per ounce (on a co-product basis)	i,j	923	788	996	854	675	1,258	898

All-in costs per ounce	i	970	787	1,232	853	2,493	1,283	1,046

All-in costs per ounce (on a co-product basis)	i,j	970	792	1,239	854	2,504	1,258	1,048

BARRICK FIRST QUARTER 2021	84	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the three months ended 3/31/20

	Footnote	Carlin [a]	Cortez [b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines [c]	Hemlo	North America

Cost of sales applicable to gold production		404	182	147	45	78	856	65	921

Depreciation		(80)	(54)	(51)	(30)	(22)	(237)	(10)	(247)

By-product credits		0	0	(1)	0	(20)	(21)	0	(21)

Non-recurring items	d	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0

Non-controlling interests		(125)	(49)	(37)	(6)	(14)	(231)	0	(231)

Total cash costs		199	79	58	9	22	367	55	422

General & administrative costs		0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	3	2	1	1	0	7	0	7

Minesite sustaining capital expenditures	f	91	76	18	8	7	209	19	228

Sustaining capital leases		0	0	0	0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	2	4	0	0	1	7	0	7

Non-controlling interests		(37)	(32)	(7)	(4)	(3)	(83)	0	(83)

All-in sustaining costs		258	129	70	14	27	507	74	581

Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0

Project capital expenditures	f	0	21	14	0	0	35	0	35

Non-controlling interests		0	(8)	(6)	0	0	(13)	0	(13)

All-in costs		258	142	78	14	27	529	74	603

Ounces sold - equity basis (000s ounces)		256	128	87	27	30	528	58	586

Cost of sales per ounce	h,i	970	878	1,032	1,025	1,583	995	1,119	1,007

Total cash costs per ounce	i	776	614	668	345	737	690	945	720

Total cash costs per ounce (on a co-product basis)	i,j	777	614	672	347	1,140	730	945	757

All-in sustaining costs per ounce	i	1,007	1,009	806	561	914	952	1,281	979

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,008	1,009	810	563	1,317	992	1,281	1,016

All-in costs per ounce	i	1,007	1,112	903	561	914	993	1,288	1,017

All-in costs per ounce (on a co-product basis)	i,j	1,008	1,112	907	563	1,317	1,033	1,288	1,054

BARRICK FIRST QUARTER 2021	85	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)			For the three months ended 3/31/20

	Footnote	Pueblo Viejo	Veladero	Porgera[k]	Latin America & Asia Pacific

Cost of sales applicable to gold production		185	67	70	322

Depreciation		(53)	(22)	(10)	(85)

By-product credits		(12)	(1)	0	(13)

Non-recurring items	d	0	0	0	0

Other		0	0	0	0

Non-controlling interests		(48)	0	0	(48)

Total cash costs		72	44	60	176

General & administrative costs		0	0	0	0

Minesite exploration and evaluation costs	e	0	0	1	1

Minesite sustaining capital expenditures	f	28	25	8	61

Sustaining capital leases		0	0	1	1

Rehabilitation - accretion and amortization (operating sites)	g	1	1	0	2

Non-controlling interests		(12)	0	0	(12)

All-in sustaining costs		89	70	70	229

Project exploration and evaluation and project costs	e	2	0	0	2

Project capital expenditures	h	0	15	0	15

Non-controlling interests		(1)	0	0	(1)

All-in costs		90	85	70	245

Ounces sold - equity basis (000s ounces)		144	57	63	264

Cost of sales per ounce	h,i	767	1,182	1,097	935

Total cash costs per ounce	i	502	788	941	668

Total cash costs per ounce (on a co-product basis)	i,j	548	806	946	718

All-in sustaining costs per ounce	i	626	1,266	1,089	874

All-in sustaining costs per ounce (on a co-product basis)	i,j	672	1,284	1,094	924

All-in costs per ounce	i	635	1,537	1,089	934

All-in costs per ounce (on a co-product basis)	i,j	681	1,555	1,094	984

BARRICK FIRST QUARTER 2021	86	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)				For the three months ended 3/31/20

	Footnote	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi	Africa & Middle East

Cost of sales applicable to gold production		153	93	79	89	14	39	467

Depreciation		(59)	(41)	(25)	(39)	(8)	(3)	(175)

By-product credits		0	0	(1)	0	0	0	(1)

Non-recurring items	d	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0

Non-controlling interests		(19)	0	(9)	(5)	(1)	(6)	(40)

Total cash costs		75	52	44	45	5	30	251
General & administrative costs		0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	2	1	0	1	0	0	4

Minesite sustaining capital expenditures	f	39	15	14	1	1	0	70

Sustaining capital leases		0	0	0	0	0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	1	0	1	0	0	0	2

Non-controlling interests		(8)	0	(2)	0	0	0	(10)

All-in sustaining costs		109	68	57	47	6	30	317

Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0

Project capital expenditures	f	0	0	2	0	1	0	3

Non-controlling interests		0	0	0	0	0	0	0

All-in costs		109	68	59	47	7	30	320

Ounces sold - equity basis (000s ounces)		123	88	70	58	7	24	370

Cost of sales per ounce	h,i	1,002	1,045	959	1,368	1,685	1,373	1,099

Total cash costs per ounce	i	614	582	646	762	686	1,275	680

Total cash costs per ounce (on a co-product basis)	i,j	614	585	653	763	709	1,282	684

All-in sustaining costs per ounce	i	891	773	816	788	906	1,288	859

All-in sustaining costs per ounce (on a co-product basis)	i,j	891	776	823	789	929	1,295	863

All-in costs per ounce	i	891	773	838	788	1,038	1,288	865

All-in costs per ounce (on a co-product basis)	i,j	891	776	845	789	1,061	1,295	869

a.	Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo.

b.	Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.

c.	These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

d.	Non-recurring items

These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 68 of this MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are the expansion project at Pueblo Viejo and construction of the Third Shaft at Turquoise Ridge. Refer to page 67 of this MD&A.

g.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Cost of sales per ounce

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).

i.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2021	87	MANAGEMENT’S DISCUSSION AND ANALYSIS

j.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended 3/31/21

	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo	Veladero

By-product credits	1	1	3	0	46	51	0	12	1

Non-controlling interest	0	0	(1)	0	(18)	(19)	0	(5)	0

By-product credits (net of non-controlling interest)	1	1	2	0	28	32	0	7	1

($ millions)	For the three months ended 3/31/21

	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi

By-product credits	0	0	0	0	0	(1)

Non-controlling interest	0	0	0	0	0	0

By-product credits (net of non-controlling interest)	0	0	0	0	0	(1)

($ millions)	For the three months ended 12/31/20

	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo	Veladero

By-product credits	1	1	3	0	42	47	0	16	2

Non-controlling interest	0	0	(1)	0	(16)	(18)	0	(6)	0

By-product credits (net of non-controlling interest)	1	1	2	0	26	29	0	10	2

($ millions)	For the three months ended 12/31/20

	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi

By-product credits	0	0	1	0	0	0

Non-controlling interest	0	0	0	0	0	0

By-product credits (net of non-controlling interest)	0	0	1	0	0	0

($ millions)		For the three months ended 3/31/2020

	Carlin[a]	Cortez[b]	Turquoise Ridge	Long Canyon	Phoenix	Nevada Gold Mines[c]	Hemlo	Pueblo Viejo	Veladero

By-product credits	0	0	1	0	20	21	0	12	1

Non-controlling interest	0	0	0	0	(8)	(8)	0	(5)	0

By-product credits (net of non-controlling interest)	0	0	1	0	12	13	0	7	1

($ millions)		For the three months ended 3/31/2020

	Porgera[k]	Loulo- Gounkoto	Kibali	North Mara	Tongon	Bulyanhulu	Buzwagi

By-product credits	0	0	0	1	0	0	0

Non-controlling interest	0	0	0	0	0	0	0

By-product credits (net of non-controlling interest)	0	0	0	1	0	0	0

k.	As Porgera was placed on care and maintenance on April 25, 2020, no operating data or per ounce data was provided for the three month periods ended March 31, 2021 and December 31, 2020.

BARRICK FIRST QUARTER 2021	88	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended
	3/31/21	12/31/20	3/31/20

Cost of sales	136	125	124

Depreciation/amortization	(48)	(41)	(43)

Treatment and refinement charges	41	39	39

Cash cost of sales applicable to equity method investments	79	72	66

Less: royalties and production taxes[a]	(23)	(16)	(11)

By-product credits	(4)	(5)	(3)

Other	0	0	0
C1 cash costs	181	174	172

General & administrative costs	4	5	3

Rehabilitation - accretion and amortization	1	1	3

Royalties and production taxes[a]	23	16	11

Minesite exploration and evaluation costs	2	1	1

Minesite sustaining capital expenditures	42	65	32

Sustaining leases	2	2	3

All-in sustaining costs	255	264	225

Pounds sold - consolidated basis (millions pounds)	113	108	110

Cost of sales per pound[b,c]	2.11	2.06	1.96

C1 cash cost per pound[b]	1.60	1.61	1.55

All-in sustaining costs per pound[b]	2.26	2.42	2.04

a.	For the three month period ended March 31, 2021, royalties and production taxes include royalties of $23 million (December 31, 2020: $16 million and March 31, 2020: $11 million).
b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK FIRST QUARTER 2021	89	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)			For the three months ended
	3/31/21			12/31/20			3/31/20

	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	83	136	21	68	125	28	70	124	22

Depreciation/amortization	(21)	(48)	(3)	(17)	(41)	(7)	(20)	(43)	(6)

Treatment and refinement charges	0	37	4	1	33	5	0	34	5

Less: royalties and production taxes[a]	0	(23)	0	0	(16)	0	0	(11)	0

By-product credits	0	0	(4)	0	0	(5)	0	0	(3)

Other	0	0	0	0	0	0	0	0	0

C1 cash costs	62	102	18	52	101	21	50	104	18

Rehabilitation - accretion and amortization	0	1	0	0	1	0	0	3	0

Royalties and production taxes[a]	0	23	0	0	16	0	0	11	0

Minesite exploration and evaluation costs	2	0	0	1	0	0	1	0	0

Minesite sustaining capital expenditures	2	37	3	15	48	2	6	25	1

Sustaining leases	1	1	0	1	1	0	1	2	0

All-in sustaining costs	67	164	21	69	167	23	58	145	19

Pounds sold - consolidated basis (millions pounds)	27	69	17	25	65	18	30	63	17

Cost of sales per pound[b,c]	3.03	1.97	1.21	2.68	1.96	1.53	2.39	1.94	1.28

C1 cash cost per pound[b]	2.25	1.48	1.06	2.01	1.58	1.15	1.71	1.63	0.97

All-in sustaining costs per pound[b]	2.47	2.37	1.22	2.70	2.60	1.27	1.99	2.26	1.11

a.	For the three month period ended March 31, 2021, royalties and production taxes include royalties of $23 million (December 31, 2020: $16 million and March 31, 2020: $11 million).
b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.	Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

∎	Income tax expense;
∎	Finance costs;
∎	Finance income; and
∎	Depreciation.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and income tax expense, finance costs, finance income and depreciation from equity investees. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net

Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation, including the impact incurred in our equity method accounted investments, as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

BARRICK FIRST QUARTER 2021	90	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended

	3/31/21	12/31/20	3/31/20

Net earnings	830	1,058	663

Income tax expense	374	404	386

Finance costs, net[a]	77	72	88

Depreciation	507	544	524

EBITDA	1,788	2,078	1,661
Impairment charges (reversals) of long-lived assets[b]	(89)	40	(336)

Acquisition/disposition (gains) losses[c]	(3)	(126)	(60)

Loss on currency translation	4	16	16

Other expense (income) adjustments[d]	11	15	98

Income tax expense, net finance costs, and depreciation from equity investees	89	83	87

Adjusted EBITDA	1,800	2,106	1,466

a.	Finance costs exclude accretion.
b.

For the three month period ended March 31, 2021, net impairment reversals primarily relate to non-current asset reversals at Lagunas Norte. Net impairment charges (reversals) for the three month periods ended December 31, 2020 and March 31, 2020 mainly relate to non-current assets at our Tanzanian assets.

c.

Acquisition/disposition gains for the three month period ended December 31, 2020 primarily relate to the gain on the sale of Eskay Creek, Morila and Bullfrog. For the three months ended March 31, 2020, acquisition/disposition gains mainly relate to the gain on the sale of Massawa.

d.

Other expense adjustments for the three month periods ended March 31, 2021 and December 31, 2020 mainly relate to care and maintenance expenses at Porgera. For the three months ended March 31, 2020, other expense adjustments primarily relate to the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and losses on debt extinguishment.

Reconciliation of Income to EBITDA by operating site

($ millions)		For the three months ended 3/31/21

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	188	49	72	375	131	113	63	22	40	7

Depreciation	42	39	32	142	37	55	32	11	12	10

EBITDA	230	88	104	517	168	168	95	33	52	17

		For the three months ended 12/31/20

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	244	93	72	482	167	91	58	44	49	13

Depreciation	45	35	32	152	37	52	48	17	17	10

EBITDA	289	128	104	634	204	143	106	61	66	23

		For the three months ended 3/31/20

	Carlin[a] (61.5%)	Cortez[b] (61.5%)	Turquoise Ridge (61.5%)	Nevada Gold Mines[c] (61.5%)	Pueblo Viejo (60%)	Loulo- Gounkoto (80%)	Kibali (45%)	Veladero (50%)	North Mara (84%)	Bulyanhulu (84%)

Income	153	89	47	316	102	68	48	24	49	(11)

Depreciation	49	33	31	146	32	47	41	22	21	7

EBITDA	202	122	78	462	134	115	89	46	70	(4)

a.	Included within our 61.5% interest in Carlin is NGM’s 60% interest in South Arturo.
b.	Starting in the first quarter of 2021, Goldrush is reported as part of Cortez as it is operated by Cortez management. Comparative periods have been restated to include Goldrush.
c.	These results represent our 61.5% interest in Carlin (including NGM’s 60% interest in South Arturo), Cortez, Turquoise Ridge, Phoenix and Long Canyon.

BARRICK FIRST QUARTER 2021	91	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

∎	Unrealized gains and losses on non-hedge derivative contracts;
∎	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
∎	Sales attributable to ore purchase arrangements;
∎	Treatment and refining charges; and
∎	Cumulative catch-up adjustment to revenue relating to our streaming arrangements.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper

	For the three months ended

	3/31/21	12/31/20	3/31/20	3/31/21	12/31/20	3/31/20

Sales	2,641	3,028	2,593	256	195	99

Sales applicable to non-controlling interests	(814)	(934)	(770)	0	0	0

Sales applicable to equity method investments[a,b]	154	168	147	170	135	107

Realized non-hedge gold/copper derivative (losses) gains	0	0	0	0	0	0

Sales applicable to sites in care and maintenance[c]	(41)	(41)	(46)	0	0	0

Treatment and refinement charges	0	1	0	41	39	39

Other[d]	0	(1)	15	0	0	0

Revenues – as adjusted	1,940	2,221	1,939	467	369	245

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,093	1,186	1,220	113	108	110

Realized gold/copper price per ounce/pound[e]	1,777	1,871	1,589	4.12	3.39	2.23

a.

Represents sales of $154 million for the three month period ended March 31, 2021 (December 31, 2020: $168 million and March 31, 2020: $140 million) applicable to our 45% equity method investment in Kibali for gold. Represents sales of $109 million for the three months ended March 31, 2021 (December 31, 2020: $82 million and March 31, 2020: $72 million) applicable to our 50% equity method investment in Zaldívar and $65 million (December 31, 2020: $59 million and March 31, 2020: $40 million) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Figures exclude: Pierina, Lagunas Norte, Golden Sunlight, and Morila up until its divestiture in November 2020 from the calculation of realized price per ounce. These assets are producing incidental ounces.

d.	Represents a cumulative catch-up adjustment to revenue relating to our streaming arrangements. Refer to note 2f of the 2020 Annual Financial Statements for more information.
e.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK FIRST QUARTER 2021	92	MANAGEMENT’S DISCUSSION AND ANALYSIS

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Yopps, MMSA, Manager of Growth Projects, Nevada Gold Mines; Craig Fiddes, SME-RM, Manager – Resource Modeling, Nevada Gold Mines; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America & Asia Pacific; Simon Bottoms, CGeol, MGeol, FGS, FAusIMM, Mineral Resources Manager: Africa & Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2020.

Endnotes

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 74 to 92 of this MD&A.

[2]

Gold cost of sales per ounce is calculated as cost of sales across our gold operations (excluding sites in care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share). Copper cost of sales per pound is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share). References to attributable basis means our 100% share of Hemlo and Lumwana, our 61.5% share of Nevada Gold Mines, our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 84% share of North Mara, Bulyanhulu and Buzwagi, our 50% share of Veladero, Zaldívar and Jabal Sayid, our 47.5% share of Porgera and our 45% share of Kibali.

[3]

Total reportable incident frequency rate (“TRIFR”) is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. Lost time injury frequency rate (“LTIFR”) is a ratio calculated as follows: number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.

[4]

Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.

[5]

A Tier One Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve.

[6]

A Tier Two Gold Asset is an asset with a reserve potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and total cash costs per ounce over the mine life that are in the lower half of the industry cost curve. A Strategic Asset is an asset which in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.

[7]	See the Technical Report on the Turquoise Ridge complex, dated March 25, 2020, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 25, 2020.

[8]	See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

[9]	Carlin Trend Significant Intercepts[a]

Drill Results from Q1 2021

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
			613.3 - 616.0	2.7	7.2
			617.5 - 619.0	1.5	8.21
			620.1 - 622.7	2.6	5.62
			709.7 - 734.7	25.0	11.77
			769.9 - 772.6	2.7	16.56

PGX-20002A	9	(67)	781.5 - 783.2	1.7	6.04

a.	All intercepts calculated using a 5 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project area (PGX - Post-Gen) followed by the year (20 for 2020) then hole number
c.	True width of intercepts are uncertain at this stage.

BARRICK FIRST QUARTER 2021	93	MANAGEMENT’S DISCUSSION AND ANALYSIS

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

[10]	Carlin Trend Significant Intercepts[a]

Drill Results from 2020/Legacy Results

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
			334.7 - 365.2	30.5	15.9

DPC-0241	72	(56)	369.7 - 396.2	26.5	11.24

DSU-00190	106	(60)	379.5 - 388.5	9	12.81
			482.9 - 486.6	3.7	14.65
			489.8 - 492.7	2.9	17.07

PGX-20005	256	(52)	503.2 - 504.6	1.4	6.58

a.	All intercepts calculated using a 5 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width.
b.

Carlin Trend drill hole nomenclature: Project area (PGX - Post-Gen) followed by the year (20 for 2020) then hole number. Legacy nomenclature: Project area (DPC - Deep Post, DSU - Deep Star) followed by hole number.

c.	True width of intercepts are uncertain at this stage.

The drilling results for the Carlin Trend contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Carlin Trend conform to industry accepted quality control methods.

[11]	North Leeville Significant Intercepts[a]

Drill Results from Q1 2021

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)
			733.6 - 736.7	3.1	16.72

CGX-20078	106	(67)	756.5 - 789.4[d]	32.9	16.94

			813.5 - 825.8[d]	12.3	18.27

CGX-20079	280	(80)	951.1 - 954.9	3.8	8.87
			776.2 - 781.2	5.0	4.49

CGX-20080	0	(90)	784.4 - 787.5	3.1	3.94

CGX-20081	255	(75)	No significant intercepts

CGX-20083	105	(80)	No significant intercepts

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project area (CGX - Leeville) followed by the year (20 for 2020) then hole number.
c.	True width of intercepts are uncertain at this stage.
d.	Interval reported with 2020 results.

The drilling results for North Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on North Leeville conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2021	94	MANAGEMENT’S DISCUSSION AND ANALYSIS

[12]	North Leeville Significant Intercepts[a]

Drill Results from 2020

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

CGX-20075	68	(84)	909.5 - 912.6	3.1	3.78

			781.2 - 786.1	4.9	5.12

			805.6 - 810.5	4.8	4.76

			823.7 - 847.0	23.3	32.58

CGX-00076A	115	(75)	898.2 - 901.9	3.7	9.00

CGX-20077	105	(67)	813.5 - 816.6	3.1	7.05

a.	All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 3.0 m; internal dilution is less than 20% total width.
b.	Carlin Trend drill hole nomenclature: Project area (CGX - Leeville) followed by the year (20 for 2020) then hole number.
c.	True width of intercepts are uncertain at this stage.

The drilling results for North Leeville contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on North Leeville conform to industry accepted quality control methods.

[13]	Hemlo Significant Intercepts[a]

Drill Results from 2020

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

			590.84 - 612.35	6.69	2.64

			including	3.60	3.86

			817.00 - 897.73	12.42	0.79

1352003	10	(53)	including	3.2	1.34

			635.90 - 654.17	5.48	2.09

1352004	348	(53)	including	1.54	4.21

			512.32 - 515.00	1.72	1.84

16020128	135	(74)	538.20 - 540.10	1.22	3.02

a.	All intercepts calculated using a 0.2 g/t Au cutoff and are uncapped; minimum intercept width is 0.5 m; internal dilution is less than 20% total width.
a.	Hemlo drill hole nomenclature: Mine level (e.g. 135 for 9135 level) followed by the year (20 for 2020 when the program commenced) then hole number
b.	True width of intercepts are calculated based on intersection angle of dominant fabric of rock and core axis.

The drilling results for Hemlo contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the field sites to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Hemlo conform to industry accepted quality control methods.

[14]	Alturas - Del Carmen Significant Intercepts[a]

Drill Results from Q1 2021

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

			22.0 - 67.5	45.5	1.05

DDH-RGR-038	75	(55)	205 - 224.7	19.7	0.86

a.

All significant intercepts reported at 0.25 g/t Au cut-off; include reported at 1 g/t Au cut-off, sub-include at 3 g/t Au cutoff. Internal dilution of no more than 10 consecutive meters below cut-off included in the calculation. Minimum intercept length 10 meters.

a.	Alturas - Del Carmen drill hole nomenclature: DDH (diamond drillhole) followed by the prospect (RGR, Rojo Grande) and a correlative number.
b.	True widths are uncertain at this stage.

The drilling results for the Alturas - Del Carmen property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually

BARRICK FIRST QUARTER 2021	95	MANAGEMENT’S DISCUSSION AND ANALYSIS

reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling at Alturas - Del Carmen conform to industry accepted quality control methods.

[15]	Veladero Significant Intercepts[a]

Drill Results from Q1 2021

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

			234 - 251	17	0.68

			256 - 265	9	0.60

DDH-CPE-007	90	(60)	403 - 415.8	12.8	0.41

DDH-CPE-008	90	(60)	164 - 175	11.0	0.63

DDH-0953B	270	(82)	205 - 297	92	1.14

a.	All intercepts calculated using a 0.25 g/t Au cut-off and are uncapped; minimum intercept width is 10 meters; internal dilution is less than 20% total width.
a.

Veladero drill hole nomenclature: DDH (Diamond drillhole) followed by the prospect, if corresponds (CPE, Cerro Pelado) and a correlative number. If no prospect if specified, then the hole corresponds to Veladero.

b.	Due to the nature of mineralization at Veladero, all widths reported are approximate.

The drilling results for the Veladero property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the Mineral Resources Manager. Sample preparation and analyses are conducted by ALS, an independent laboratory. Procedures are employed to ensure security of samples. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Veladero property conform to industry accepted quality control methods.

[16]	Bambadji Significant Intercepts[a]

Drill Results from Q1 2021

							Including[d]

Drill Hole[b]	Azimuth	Dip	From	To	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)

KBWDH006	135	(55)	88.80	141.80	53.00	2.12	97.4-107.1	9.70	3.85

KBWDT017	135	(55)	247.50	268.10	20.6	2.59	257.3-268.1	10.80	4.05

KBWRC038	135	(55)	136.00	152.00	16.0	2.01	145-148	3.00	6.04

			28.00	59.00	31.0	1.03

			75.00	91.00	16.0	0.59

KBWRC039	135	(55)	148.00	160.00	12.0	1.11

SYDH001	330	(50)	62.00	96.00	34.0	3.11	79.1-87	7.90	7.00

GFDH002	90	(50)	85.15	88.30	3.1	0.76

			89.00	98.00	9.0	0.77

			121.40	140.70	19.30	0.46

GFDH003	90	(50)	160.80	189.60	28.80	0.46

			5.00	13.70	8.70	1.04	9.6-12.9	3.30	2.19

			86.80	93.30	6.50	2.3

GFDH007	90	(50)	101.00	115.00	14.00	0.51

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 2m total width.
b.	Drill hole nomenclature: KBW (Kabewest), GF (Gefa), SY (Soya) followed by type of drilling RC (Reverse Circulation) and DH (Diamond Drilling).
c.	True widths uncertain at this stage.
d.	Includings calculated using a 10.0 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 2m total width.

The drilling results for the Bambadji property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Bambadji property conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2021	96	MANAGEMENT’S DISCUSSION AND ANALYSIS

[17]	Loulo-Gounkoto Significant Intercepts[a]

Drill Results from Q1 2021

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)

			2.82	47.53-50.35	2.21

			8.30	62-70.3	3.38

			5.00	71.3-76.3	0.82

			12.05	77.35-89.4	2.01

			6.00	91-97	7.69

			13.95	102.6-116.55	7.44

			2.65	118.5-121.15	1.32

			10.98	130.5-141.48	2.63

			13.80	149.5-163.3	2.24

			6.30	173.6-179.9	1.27

			5.25	181.8-187.05	2.34

YRDH009	170.00	(51.00)	4.20	188.9-193.1	1.06

			2.60	16.4-19	1.40

			6.80	146.6-153.4	1.62

			2.33	155.27-157.6	52.95

			2.65	161-163.65	1.36

			3.28	167.7-170.98	0.83

			8.70	173.5-182.2	13.94

			3.90	185.4-189.3	18.79

			5.85	193.05-198.9	6.34

			2.00	201.5-203.5	1.51

			2.90	205.7-208.6	0.88

			2.07	210.63-212.7	0.90

			2.20	219.1-221.3	1.73

			4.90	224.35-229.25	3.08

			2.45	242.55-245	1.46

YRDH010	172.00	(55.00)	4.05	261.55-265.6	1.50

			4.30	107.2-111.5	2.49

			4.45	155-159.45	0.61

MNDH002	87.00	(54.14)	2.25	165.4-167.65	3.54

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 2m total width.
b.	Loulo – Gounkoto drill hole nomenclature: prospect initial YR (Yalea Ridge), MN (Mina) followed by type of drilling RC (Reverse Circulation), DH (Diamond Drilling) RCDH (RC/Diamond Tail)
c.	True widths uncertain at this stage.

The drilling results for the Loulo-Gounkoto property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Loulo property conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2021	97	MANAGEMENT’S DISCUSSION AND ANALYSIS

[18]	Nielle East Significant Intercepts[a]

Drill Results from Q1 2021

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Including[d] Interval (m)	Width (m)[c]	Au (g/t)

JBRC004	120	(50)	37.00 - 43.00	6.00	3.45

JBRC005	120	(50)	49.00 - 66.00	17.00	2.69

JBRC006	120	(50)	64.00 - 72.00	8.00	6.97

JBAC008	120	(50)	91.00 - 94.00	3.00	1.90

SNRC018	120	(50)	128.00 - 136.00	8.00	3.14

SNRC019	120	(50)	120.00 - 143.00	23.00	4.92	130-143	13.00	8.00

			147.00 - 160.00	13.00	3.21

SNRC024	120	(50)	164.00 - 182.00	18.00	3.19	171-178	7.00	5.50

SNRC025	120	(50)	4.00 - 18.00	14.00	3.93

SNRC026	120	(50)	162.00 - 174.00	12.00	3.85	168-173	5.00	8.03

SNRC027	120	(50)	60.00 - 102.00	42.00	5.43	79-99	20.00	7.92

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; 2m for maximal internal dilution.
b.	Nielle drill hole nomenclature: JB (Jubula), SN (Seydou North) followed by type of drilling RC (Reverse Circulation), AC (Air core)
c.	True widths uncertain at this stage.
d.	Includings calculated using a 3.0 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.

The drilling results for the Nielle property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Nielle property conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2021	98	MANAGEMENT’S DISCUSSION AND ANALYSIS

[19]	Kibali Significant Intercepts[a]

Drill Results from Q1 2021

						Including[d]

Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)[c]	Au (g/t)	Interval (m)	Width (m)[c]	Au (g/t)

	304	(74)	228.4 - 233.98	5.60	3.24	228.4 - 230.5	2.10	7.32

	304	(74)	237.2 - 246.6	9.40	1.50	238.3 - 239.4	1.10	6.75

KVDD0028	304	(74)	268.32 - 273.3	5.00	0.67

	304	(74)	275.49 - 289.32	13.80	6.72	277.87 - 286.1	8.23	9.86

KVDD0029	304	(74)	301.5 - 314.15	11.70	1.62	303.5 - 306.5	3.00	2.83

KVDD0030	300	(60)	71.91 - 76.14	4.20	2.61	74.94 - 76.14	1.20	6.06

	300	(60)	194.14 - 197.74	3.60	1.26

KVDD0031	300	(60)	206.14 - 227.54	21.40	2.15	210.94 - 213.94	3.00	6.20

	300	(60)	160.94 - 164.84	3.90	1.91

KVDD0032	300	(60)	182.85 - 188	5.20	8.39

KVDD0033	300	(60)	286 - 297	11.00	0.51

KVDD0034	304	(74)	328 - 342.5	14.70	3.73	331.2 - 340.24	9.04	5.31

	260	(65)	70.9 - 72.9	2.00	1.57

	260	(65)	78.5 - 83.9	5.40	1.18

	260	(65)	109.5 - 114	4.50	1.16

	260	(65)	128.9 - 132.4	3.50	1.05

PDD174	260	(65)	156.9 - 167.6	10.70	1.47	162.9 - 166	3.10	3.60

	280	(50)	294 - 296	2.00	1.73

PDD175	280	(50)	337 - 345.1	8.10	0.98

	175	(60)	75 - 86.47	11.5	1.42	75 - 77.52	2.52	3.26

	175	(60)	117 - 119	2	0.76

	175	(60)	198.5 - 201.5	3	0.94

TDD004	175	(60)	206.87 - 211	4.1	0.62

TDD006	177	(60)	73.9 - 78	4.1	0.85

	200	(63)	2.2 - 6.65	4.5	0.77

	200	(63)	127.9 - 137.55	9.7	1.73	131.7 - 134.5	2.8	3.85

	200	(63)	155.3 - 161	5.7	1.06

TDD007	200	(63)	200 - 209.66	9.7	0.65

	180	(65)	234.83 - 241.94	7.1	1.66	239.33 - 241.94	2.61	3.19

	180	(65)	247.49 - 251.46	4	6.49

TDD009	180	(65)	258.8 - 264.3	5.5	1.65	260.62 - 262.5	1.88	2.35

	186	(65)	0 - 14	14	0.81

	186	(65)	20 - 24	4	3.29

	186	(65)	31 - 44	13	1.02

TRC085	186	(65)	50 - 56	6	2.74	50 - 55	5	3.01

TRC090	177	(60)	63 - 66	3	5.22	64 - 66	2	6.4

a.	All intercepts calculated using a 0.5 g/t Au cutoff and are uncapped; minimum intercept width is 2m; internal dilution is equal to or less than 25% total width.
b.

Kibali drill hole nomenclature: prospect initial (T = Tete Bakangwe) followed by type of drilling RC (Reverse Circulation), DD (Diamond), GC (Grade control) with no designation of the year. KCDU = KCD Underground.

c.	True widths uncertain at this stage.
d.

All including intercepts are calculated using a 0.5 g/t Au cut-off and are uncapped, minimum intercept width is 1m, no internal dilution, with grade significantly above (>40%) the overall intercept grade.

The drilling results for the Kibali property contained in this MD&A have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by SGS Laboratories, an independent laboratory. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Kibali property conform to industry accepted quality control methods.

BARRICK FIRST QUARTER 2021	99	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended March 31,

	2021	2020

Revenue (notes 5 and 6)	$2,956	$2,721
Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,712	1,776

General and administrative expenses	38	40

Exploration, evaluation and project expenses	61	71

Impairment reversals (notes 9b and 13)	(89)	(336)

Loss on currency translation	4	16

Closed mine rehabilitation	23	90

Income from equity investees (note 12)	(103)	(54)

Other expense (income) (note 9a)	19	(35)

Income before finance costs and income taxes	$1,291	$1,153

Finance costs, net	(87)	(104)

Income before income taxes	$1,204	$1,049

Income tax expense (note 10)	(374)	(386)

Net income	$830	$663

Attributable to:

Equity holders of Barrick Gold Corporation	$538	$400

Non-controlling interests (note 17)	$292	$263

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 8)

Net income

Basic	$0.30	$0.22

Diluted	$0.30	$0.22

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2021	100	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements

of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,

	2021	2020

Net income	$830	$663

Other comprehensive income (loss), net of taxes

Items that may be reclassified subsequently to profit or loss:
Unrealized gains on derivatives designated as cash flow hedges, net of tax $nil and $nil	—	1

Currency translation adjustments, net of tax $nil and $nil	—	(4)

Items that will not be reclassified to profit or loss:
Actuarial gain on post employment benefit obligations, net of tax $nil and $3	—	3

Net change on equity investments, net of tax $8 and $nil	(47)	(25)

Total other comprehensive loss	(47)	(25)

Total comprehensive income	$783	$638
Attributable to:
Equity holders of Barrick Gold Corporation	$491	$375

Non-controlling interests	$292	$263

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2021	101	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended March 31,
	2021	2020

OPERATING ACTIVITIES

Net income	$830	$663

Adjustments for the following items:

Depreciation	507	524

Finance costs, net	94	111

Impairment reversals (notes 9b and 13)	(89)	(336)

Income tax expense (note 10)	374	386

Gain on sale of non-current assets	(3)	(60)

Loss on currency translation	4	16

Change in working capital (note 11)	(102)	(332)

Other operating activities (note 11)	(93)	53

Operating cash flows before interest and income taxes	1,522	1,025

Interest paid	(22)	(24)

Income taxes paid[1]	(198)	(112)

Net cash provided by operating activities	1,302	889

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(539)	(451)

Sales proceeds	4	7

Divestitures (note 4)	—	256

Other investing activities (note 11)	127	25

Net cash used in investing activities	(408)	(163)

FINANCING ACTIVITIES

Lease repayments	(6)	(5)

Debt repayments	(7)	(351)

Dividends	(158)	(122)

Funding from non-controlling interests (note 17)	6	1

Disbursements to non-controlling interests (note 17)	(265)	(217)

Other financing activities (note 11)	21	(15)

Net cash used in financing activities	(409)	(709)

Effect of exchange rate changes on cash and equivalents	(1)	(4)

Net increase in cash and equivalents	484	13

Cash and equivalents at the beginning of period	5,188	3,314

Cash and equivalents at the end of period	$5,672	$3,327

[1]	Income taxes paid excludes $36 million (March 31, 2020: $24 million) of income taxes payable that were settled against offsetting VAT receivables.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2021	102	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at March 31, 2021	As at December 31, 2020
ASSETS

Current assets

Cash and equivalents (note 14a)	$5,672	$5,188

Accounts receivable	530	558

Inventories	1,776	1,878

Other current assets	470	519
Total current assets (excluding assets classified as held for sale)	$8,448	$8,143

Assets classified as held for sale (note 4a)	336	—
Total current assets	$8,784	$8,143

Non-current assets

Equity in investees (note 12)	4,646	4,670

Property, plant and equipment	24,628	24,628

Goodwill	4,769	4,769

Intangible assets	168	169

Deferred income tax assets	58	98

Non-current portion of inventory	2,482	2,566

Other assets	1,313	1,463
Total assets	$46,848	$46,506
LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,168	$1,458

Debt	13	20

Current income tax liabilities	606	436

Other current liabilities	271	306
Total current liabilities (excluding liabilities classified as held for sale)	$2,058	$2,220

Liabilities classified as held for sale (note 4a)	273	—
Total current liabilities	$2,331	$2,220

Non-current liabilities

Debt	5,140	5,135

Provisions	2,926	3,139

Deferred income tax liabilities	3,085	3,034

Other liabilities	1,287	1,268
Total liabilities	$14,769	$14,796

Equity

Capital stock (note 16)	$29,238	$29,236

Deficit	(7,571)	(7,949)

Accumulated other comprehensive loss	(33)	14

Other	2,040	2,040
Total equity attributable to Barrick Gold Corporation shareholders	$23,674	$23,341
Non-controlling interests (note 17)	8,405	8,369
Total equity	$32,079	$31,710
Contingencies and commitments (notes 5 and 18)
Total liabilities and equity	$46,848	$46,506

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2021	103	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company

(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)[1]	Other	[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2021	1,778,190	$29,236	($7,949)	$14	$2,040		$23,341	$8,369	$31,710

Net income	—	—	538	—	—		538	292	830

Total other comprehensive income (loss)	—	—	—	(47)	—		(47)	—	(47)

Total comprehensive income (loss)	—	—	538	(47)	—		491	292	783

Transactions with owners

Dividends	—	—	(158)	—	—		(158)	—	(158)

Issued on exercise of stock options	50	—	—	—	—		—	—	—

Funding from non-controlling interests (note 17)	—	—	—	—	—		—	6	6

Disbursements to non-controlling interests (note 17)	—	—	—	—	—		—	(262)	(262)

Dividend reinvestment plan (note 16)	72	2	(2)	—	—		—	—	—

Share-based payments	59	—	—	—	—		—	—	—

Total transactions with owners	181	2	(160)	—	—		(158)	(256)	(414)

At March 31, 2021	1,778,371	$29,238	($7,571)	($33)	$2,040		$23,674	$8,405	$32,079

At January 1, 2020	1,777,927	$29,231	($9,722)	($122)	$2,045		$21,432	$8,395	$29,827

Net income	—	—	400	—	—		400	263	663

Total other comprehensive income (loss)	—	—	—	(25)	—		(25)	—	(25)

Total comprehensive income (loss)	—	—	400	(25)	—		375	263	638

Transactions with owners

Dividends	—	—	(122)	—	—		(122)	—	(122)

Issuance of 16% interest in Tanzania mines	—	—	—	—	—		—	234	234

Issued on exercise of stock options	30	—	—	—	—		—	—	—

Funding from non-controlling interests	—	—	—	—	—		—	1	1

Disbursements to non-controlling interests	—	—	—	—	—		—	(225)	(225)

Dividend reinvestment plan	78	2	(2)	—	—		—	—	—

Share-based payments	—	—	—	—	2		2	—	2

Total transactions with owners	108	2	(124)	—	2		(120)	10	(110)

At March 31, 2020	1,778,035	$29,233	($9,446)	($147)	$2,047		$21,687	$8,668	$30,355

[1]	Includes cumulative translation losses at March 31, 2021: $95 million (December 31, 2020: $95 million; March 31, 2020: $92 million).
[2]	Includes additional paid-in capital as at March 31, 2021: $2,002 million (December 31, 2020: $2,002 million; March 31, 2020: $2,009 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK FIRST QUARTER 2021	104	FINANCIAL STATEMENTS (UNAUDITED)

Notes to Consolidated Financial Statements

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 ∎ Corporate Information

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s corporate office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Canada, Côte d’Ivoire, the Democratic Republic of the Congo, the Dominican Republic, Mali, Tanzania and the United States. Our mine in Papua New Guinea was placed on care and maintenance in April 2020. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas and Africa.

2 ∎ Significant Accounting Policies

a)    Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report, which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2020 (“2020 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements, except as otherwise noted in Note 2b. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on May 4, 2021.

b)    New Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on Barrick in the current or future reporting periods.

3 ∎ Critical Judgements, Estimates, Assumptions and Risks

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2020 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2020 Annual Financial Statements.

a)    Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rates. For operating mines, the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

b)    Pascua-Lama

The Pascua-Lama project received $457 million as at March 31, 2021 (December 31, 2020: $459 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement, this amount must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026, unless extended. Interest on this amount would accrue from the date of non-compliance.

In addition, we have recorded $49 million in VAT recoverable in Argentina as at March 31, 2021 (December 31, 2020: $53 million) relating to the development of the Argentinean side of the project. These amounts may not be fully recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

c)    Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to note 18 for further details on contingencies.

BARRICK FIRST QUARTER 2021	105	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

d)    Covid-19

On March 11, 2020, the Covid-19 outbreak was declared a pandemic by the World Health Organization. The pandemic and efforts to contain it have had a significant effect on commodity prices and capital markets. We have adopted certain operating procedures to respond to Covid-19 and to date, our operations have not been significantly impacted by the pandemic with the exception of Veladero, where the government of Argentina implemented a mandatory nationwide quarantine in March 2020. Although this was lifted in April 2020, movement and social distancing restrictions impacted the remobilization of employees and contractors back to site. Notwithstanding the proactive and considered actions taken to maintain a safe workplace, it is possible that in the future there will be negative impacts on our operations or supply chain and the pandemic may trigger actions such as reduced mining and production activities at our operations. This could have a material adverse effect on our cash flows, earnings, results of operations and financial position.

Our sites have continued to produce and sell their production, with no significant disruptions to date other than Veladero as noted above. Our ability to maintain production across our operations combined with increased market gold prices, has resulted in Barrick being able to deliver $1.3 billion in operating cash flow for the three months ended March 31, 2021. Barrick has $5.7 billion in cash, an undrawn $3.0 billion credit facility and no significant debt repayments due until 2033, providing us with sufficient liquidity to manage through this period of uncertainty.

4 ∎ Acquisitions and Divestitures

a) Lagunas Norte

On February 16, 2021, Barrick announced it had entered into an agreement to sell its 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. (“Boroo”) for total consideration of up to $81 million, with $20 million of cash consideration on closing, additional cash consideration of $10 million payable on the first anniversary of closing and $20 million payable on the second anniversary of closing, a 2% net smelter return royalty, which may be purchased by Boroo for a limited period after closing for $16 million, plus a contingent payment of up to $15 million based on the two-year average gold price. Completion of the sale is subject to closing conditions and is expected in the second quarter of 2021. As at March 31, 2021, all the assets and liabilities of our interest in the Lagunas Norte gold mine were classified as held-for-sale. An impairment reversal of $86 million was recognized in the first quarter of 2021. Refer to note 13 for further details.

b) Massawa Project

On March 4, 2020, Barrick and our Senegalese joint venture partner completed the sale of our aggregate 90% interest in the Massawa project (“Massawa”) in Senegal to Teranga Gold Corporation (“Teranga”), now Endeavour Mining Corporation, for total consideration fair valued at $440 million on the date of closing. Barrick received 92.5% of the consideration for its interest in the Massawa project, with the balance received by Barrick’s local Senegalese partner. Barrick received a net of $256 million in cash and 19,164,403 Teranga common shares (worth $104 million at the date of closing) plus a contingent payment of up to $46.25 million based on the three year average gold price, which was valued at $28 million at the date of closing. The cash consideration received was net of $25 million that Barrick provided through its participation in the $225 million syndicated debt financing facility secured by Teranga in connection with the transaction. In the first quarter of 2021, we received full repayment of the outstanding loan. The difference between the fair value of consideration received and the carrying value of the assets on closing was $54 million and was recognized as a gain in the first quarter of 2020.

BARRICK FIRST QUARTER 2021	106	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 ∎ Segment Information

Barrick’s business is organized into eighteen minesites and one project. Barrick’s Chief Operating Decision Maker (“CODM”) (Mark Bristow, President and Chief Executive Officer) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Each individual minesite and the Pascua-Lama project are operating segments for financial reporting purposes. Our presentation of our reportable operating segments consists of nine gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali, Veladero, North Mara and Bulyanhulu). Starting in the first quarter of 2021, Goldrush was included as part of Cortez as the CODM began reviewing the operating results and assessing performance on a combined level. The remaining operating segments, including our remaining gold mines, copper mines and project, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income. Prior period figures have been restated to reflect the changes made to our reportable operating segments in the current year.

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended March 31, 2021	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$663	$288	$68	$3	($1)	$305

Cortez[2]	292	143	64	3	1	81

Turquoise Ridge[2]	269	100	51	—	—	118

Pueblo Viejo[2]	420	130	61	1	1	227

Loulo-Gounkoto[2]	337	115	69	4	8	141

Kibali	154	60	32	—	(1)	63

Veladero	57	24	11	—	—	22

North Mara[2]	119	56	15	—	1	47

Bulyanhulu[2]	50	28	12	—	1	9

Other Mines[2]	687	299	142	3	15	228

Reportable segment total	$3,048	$1,243	$525	$14	$25	$1,241

Share of equity investees	(154)	(60)	(32)	—	1	(63)

Segment total	$2,894	$1,183	$493	$14	$26	$1,178

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended March 31, 2020	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)

Carlin[2]	$662	$324	$80	$3	$6	$249

Cortez[2]	330	128	54	2	2	144

Turquoise Ridge[2]	226	96	51	1	2	76

Pueblo Viejo[2]	374	132	53	3	2	184

Loulo-Gounkoto[2]	243	94	59	2	3	85

Kibali	140	52	41	1	(2)	48

Veladero	90	45	22	—	(1)	24

North Mara[2]	132	54	25	—	(5)	58

Bulyanhulu[2]	14	6	8	—	12	(12)

Other Mines[2]	610	352	157	4	(1)	98

Reportable segment total	$2,821	$1,283	$550	$16	$18	$954

Share of equity investees	(140)	(52)	(41)	(1)	2	(48)

Segment total	$2,681	$1,231	$509	$15	$20	$906

[1]

Includes accretion expense, which is included within finance costs, net in the consolidated statement of income. For the three months ended March 31, 2021, accretion expense was $5 million (2020: $8 million).

[2]

Includes the non-controlling interest portion of revenues, cost of sales and segment income for the three months ended March 31, 2021 for Nevada Gold Mines $557 million, $318 million, $236 million (2020: $536 million, $330 million, $200 million), Pueblo Viejo $174 million, $76 million, $98 million (2020: $158 million, $74 million, $82 million), Loulo-Gounkoto $67 million, $37 million, $28 million (2020: $49 million, $31 million, $17 million), North Mara, Bulyanhulu and Buzwagi $32 million, $23 million, $8 million (2020: $31 million, $22 million, $8 million) and Tongon $10 million, $8 million, $1 million (2020: $11 million, $9 million, $1 million).

BARRICK FIRST QUARTER 2021	107	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended March 31

	2021	2020

Segment income	$1,178	$906

Other revenue	62	40

Other cost of sales/amortization	(36)	(36)

Exploration, evaluation and project expenses not attributable to segments	(47)	(56)

General and administrative expenses	(38)	(40)

Other income not attributable to segments	1	54

Impairment reversals	89	336

Loss on currency translation	(4)	(16)

Closed mine rehabilitation	(23)	(90)

Income from equity investees	103	54

Finance costs, net (includes non-segment accretion)	(82)	(96)

Gain (loss) on non-hedge derivatives	1	(7)

Income before income taxes	$1,204	$1,049

Capital Expenditures Information

	Segment capital expenditures[1]

	For the three months ended March 31

	2021	2020

Carlin	$92	$93

Cortez	62	102

Turquoise Ridge	33	30

Pueblo Viejo	101	28

Loulo-Gounkoto	70	39

Kibali	11	15

Veladero	40	26

North Mara	18	15

Bulyanhulu	15	4

Other Mines	74	65

Reportable segment total	$516	$417

Other items not allocated to segments	24	19

Total	$540	$436

Share of equity investees	(11)	(15)

Total	$529	$421

[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended March 31, 2021, cash expenditures were $539 million (2020: $451 million) and the decrease in accrued expenditures was $10 million (2020: $30 million decrease).

Purchase Commitments

At March 31, 2021, we had purchase obligations for supplies and consumables of $1,654 million (December 31, 2020: $1,882 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $222 million at March 31, 2021 (December 31, 2020: $223 million).

BARRICK FIRST QUARTER 2021	108	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 ∎       Revenue

	For the three months ended March 31
	2021	2020

Gold sales

Spot market sales	$2,615	$2,555

Concentrate sales	29	38

Provisional pricing adjustments	(3)	—
	$2,641	$2,593

Copper sales
Concentrate sales	$211	$123

Provisional pricing adjustments	45	(24)
	$256	$99

Other sales[1]	59	29

Total	$2,956	$2,721

[1]	Revenues include the sale of by-products for our gold and copper mines.

7 ∎ Cost of Sales

	Gold		Copper		Other[3]		Total

For the three months ended March 31	2021	2020	2021	2020	2021	2020	2021	2020

Site operating costs[1,2]	$1,020	$1,080	$65	$69	$—	$2	$1,085	$1,151

Depreciation	454	474	48	43	5	7	507	524

Royalty expense	93	84	23	11	—	—	116	95

Community relations	4	5	—	1	—	—	4	6

	$1,571	$1,643	$136	$124	$5	$9	$1,712	$1,776

[1]	Site operating costs includes charges to reduce the cost of inventory to net realizable value as follows: $14 million for the three months ended March 31, 2021 (2020: $17 million).
[2]	Site operating costs includes the costs of extracting by-products.
[3]	Other includes realized hedge gains and losses and corporate amortization.

8 ∎ Earnings Per Share

	For the three months ended March 31

	2021		2020

	Basic	Diluted	Basic	Diluted

Net income	$830	$830	$663	$663

Net income attributable to non-controlling interests	(292)	(292)	(263)	(263)

Net income attributable to equity holders of Barrick Gold Corporation	$538	$538	$400	$400

Weighted average shares outstanding	1,778	1,778	1,778	1,778

Basic and diluted earnings per share data attributable to the equity holders of Barrick Gold Corporation	$0.30	$0.30	$0.22	$0.22

BARRICK FIRST QUARTER 2021	109	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 ∎ Other Expense

a)    Other Expense (Income)

	For the three months ended March 31

	2021	2020

Other expense:

Bank charges	$2	$4

Bulyanhulu reduced operations program cost[1]	—	7

Loss (gain) on non-hedge derivatives	(1)	7

Litigation	1	3

Loss on warrant investments at fair value through profit or loss (“FVPL”)	5	—

Porgera care and maintenance costs	11	—

Other	7	10

Total other expense	$25	$31

Other income:

Gain on sale of long-lived assets	($3)	($60)

Interest income on other assets	(3)	(6)

Total other income	($6)	($66)

Total	$19	($35)

[1]	Primarily relates to care and maintenance costs.

b)    Impairment (Reversals) Charges

	For the three months ended March 31

	2021	2020

Impairment reversals of non-current assets[1]	($89)	($336)

Total	($89)	($336)

[1]	Refer to note 13 for further details.

10 ∎ Income Tax Expense

	For the three months ended March 31

	2021	2020

Current	$265	$252

Deferred	109	134

	$374	$386

Income tax expense was $374 million for the three months ended March 31, 2021 (2020: $386 million). The unadjusted effective income tax rate for the three months ended

March 31, 2021, was 31% of the income before income taxes.

The underlying effective income tax rate on ordinary income for the three months ended March 31, 2021 was 29% after adjusting for the impact of net impairment reversals; the impact of deferred taxes at Hemlo; the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible foreign exchange losses; the impact of the Porgera mine being placed on care and maintenance; and the impact of other expense adjustments.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different functional currency (e.g. US dollar). The most significant balances are Argentine and Malian net deferred tax liabilities. In the three months ended March 31, 2021, a deferred tax expense of $25 million (2020: $6 million deferred tax expense) primarily arose from translation losses on tax balances in Argentina and Mali, respectively, due to the weakening of the Argentine peso and the West African CFA franc against the US dollar. These net translation losses are included within deferred income tax expense.

Withholding Taxes

For the three months ended March 31, 2021, we have recorded $10 million (2020: $6 million related to the United States) of dividend withholding taxes related to the undistributed earnings of our subsidiaries in Argentina and the United States.

Nevada Gold Mines

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to federal income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred income tax associated with the investment (61.5% share) following the principles in IAS 12. Nevada Gold Mines is also subject to Net Proceeds of Minerals tax in Nevada, which is included on a consolidated basis in the Company’s consolidated statements of income.

BARRICK FIRST QUARTER 2021	110	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 ∎  Cash Flow - Other Items

Operating Cash Flows – Other Items	For the three months ended March 31

	2021	2020

Adjustments for non-cash income statement items:

Loss (gain) on non-hedge derivatives	($1)	$7

Loss on warrant investments at FVPL	5	—

Share-based compensation expense	13	17

Income from investment in equity investees	(103)	(54)

Change in estimate of rehabilitation costs at closed mines	23	90

Net inventory impairment charges	14	17

Change in other assets and liabilities	(22)	(4)

Settlement of rehabilitation obligations	(22)	(20)

Other operating activities	($93)	$53

Cash flow arising from changes in:

Accounts receivable	$35	($8)

Inventory	(20)	(84)

Other current assets	(7)	(106)

Accounts payable	(101)	(79)

Other current liabilities	(9)	(55)

Change in working capital	($102)	($332)

Investing Cash Flows – Other Items	For the three months ended March 31

	2021	2020

Dividends received from equity method investments	$126	$25

Shareholder loan repayments from equity method investments	1	—

Other investing activities	$127	$25

Financing Cash Flows – Other Items	For the three months ended March 31

	2021	2020

Pueblo Viejo JV partner shareholder loan	$21	$—

Debt extinguishment costs	—	(15)

Other financing activities	$21	($15)

12 ∎     Equity Accounting Method Investment Continuity

	Kibali	Jabal Sayid	Zaldívar	Other	Total

At January 1, 2020	$3,218	$296	$955	$58	$4,527

Equity pick-up from equity investees	201	74	12	1	288

Dividends received	(140)	—	—	(1)	(141)

Shareholder loan repayment	—	(1)	—	(3)	(4)

At December 31, 2020	$3,279	$369	$967	$55	$4,670

Equity pick-up from equity investees	51	35	17	—	103

Dividends received	(36)	(25)	(65)	—	(126)

Shareholder loan repayment	—	—	—	(1)	(1)

At March 31, 2021	$3,294	$379	$919	$54	$4,646

BARRICK FIRST QUARTER 2021	111	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 ∎     Impairment of Goodwill and Other Assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Refer to note 21 of the 2020 Annual Financial Statements for further information.

For the three months ended March 31, 2021, we recorded net impairment reversals of $89 million (2020: $336 million net impairment reversals) for non-current assets.

Indicators of impairment and reversals

First Quarter 2021

Lagunas Norte

As described in note 4, on February 16, 2021, we announced an agreement to sell our 100% interest in the Lagunas Norte gold mine in Peru to Boroo Pte Ltd. for total consideration of up to $81 million. Completion of the sale is subject to closing conditions. As at March 31, 2021, all the assets and liabilities of our interest in the Lagunas Norte gold mine were classified as held-for-sale. An impairment reversal of $86 million was recognized in the first quarter of 2021 based on the fair value of the consideration to be received of $63 million. Lagunas Norte was in a net liability position, which results in an impairment reversal that exceeds the fair value less costs of disposal (“FVLCD”).

Porgera

On April 9, 2021, the Papua New Guinea (“PNG”) government and Barrick Niugini Limited (“BNL”, the 95% owner and operator of the Porgera joint venture) agreed on a partnership for the future ownership and operation of the Porgera mine. Porgera has been on care and maintenance since April 2020, when the government declined to renew its special mining lease (“SML”). The financial impact will be determined once the definitive agreements have been signed. We have determined that as at March 31, 2021 there is no loss to recognize. Refer to note 18 for more information.

First Quarter 2020

Tanzania

On January 24, 2020, Barrick formalized the establishment of a joint venture between Barrick and the Government of Tanzania (“GoT”) and resolution of all outstanding disputes between Barrick and the GoT, including the lifting of the previous concentrate export ban, effective immediately. Effective January 1, 2020, the GoT received a free carried shareholding of 16% in each of the Tanzania mines (Bulyanhulu, Buzwagi and North Mara), a 16% interest in the shareholder loans owed by the operating companies and will receive half of the economic benefits from the Tanzanian operations from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments.

We determined this to be an indicator of impairment reversal, as the resolution of the long standing dispute has led to a decrease in the risk adjustment previously included in the weighted average cost of capital (“WACC”) and the removal of the estimated impact of the previously anticipated issuance of the equity to the GoT. The key assumptions and estimates used in determining the FVLCD were a short-term gold price of $1,350 per ounce, long-term gold price of $1,300 per ounce, NAV multiples of 1.1-1.3 and a WACC of 5.4%-6.2%. Management assumed the resumption of concentrate sales and exports commencing in Q2 2020 and the resumption of production from underground mining at Bulyanhulu in 2020. We identified that the FVLCD exceeded the carrying value and a full non-current asset impairment reversal was recognized in the first quarter of 2020 of $649 million at Bulyanhulu and $88 million at North Mara, based on a FVLCD of $1,237 million and $967 million, respectively. No impairment reversal was recognized at Buzwagi.

The FVLCD was also used to determine the initial value assigned to the 16% equity interest in each of the operating mines that was given to the GoT. The recognition of this non-controlling interest in the three Tanzanian mines resulted in a loss of $234 million being recognized in the first quarter of 2020. The assignment of 16% of the existing shareholder loans also resulted in the recognition of a $167 million loss in the first quarter of 2020.

As the signing of the agreement to resolve all outstanding disputes with the GoT caused the impairment reversal, loss on equity issuance and loss on assignment of shareholder loans, the financial impact has been aggregated and presented as a $336 million net impairment reversal on the consolidated statement of income.

14 ∎ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

a) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days.

BARRICK FIRST QUARTER 2021	112	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

15 ∎     Fair Value Measurements

a)     Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at March 31, 2021	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Aggregate fair value
	(Level 1)	(Level 2)	(Level 3)

Cash and equivalents	$5,672	$—	$—	$5,672

Other investments[1]	338	—	—	338

Derivatives	—	40	—	40

Receivables from provisional copper and gold sales	—	257	—	257

	$6,010	$297	$—	$6,307

[1]	Includes equity investments in other mining companies.

b)     Fair Values of Financial Assets and Liabilities

	As at March 31, 2021		As at December 31, 2020

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets

Other assets[1]	$566	$566	$571	$571

Other investments[2]	338	338	428	428

Derivative assets[3]	40	40	40	40
	$944	$944	$1,039	$1,039

Financial liabilities

Debt[4]	$5,153	$6,664	$5,155	$7,288

Other liabilities	395	395	382	382
	$5,548	$7,059	$5,537	$7,670

[1]	Includes restricted cash and amounts due from our partners.
[2]	Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Primarily consists of contingent consideration received as part of the sale of Massawa
[4]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

The Company’s valuation techniques were presented in Note 26 of the 2020 Annual Financial Statements and have been consistently applied in these interim financial statements.

16 ∎  Capital Stock

a)    Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,778,371,343 common shares as at March 31, 2021). Our common shares have no par value.

b)    Dividends

The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter.

The Company’s dividend reinvestment plan resulted in 72,493 common shares issued to shareholders for the three months ended March 31, 2021.

c)    Return of Capital

At the Annual and Special Meeting on May 4, 2021, shareholders approved a $750 million return of capital distribution. This distribution is derived from a portion of the proceeds from the divestiture of Kalgoorlie Consolidated Gold Mines in November 2019 and from other recent dispositions made by Barrick and its affiliates. The total return of capital distribution is expected to be effected in three equal tranches. The first $250 million tranche will be paid on June 15, 2021 to shareholders of record at the close of business on May 28, 2021. The remaining distribution of $500 million is expected to be effected in two equal tranches to shareholders of record on dates to be determined in August and November 2021.

BARRICK FIRST QUARTER 2021	113	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

17 ∎ Non-controlling Interests Continuity

	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo- Gounkoto	Tongon	Other	Total

NCI in subsidiary at December 31, 2020	38.5%	40%	16%	20%	10.3%	Various

At January 1, 2020	$6,039	$1,424	$—	$901	$47	($16)	$8,395

Share of income (loss)	965	196	57	68	9	(5)	1,290

Cash contributed	—	—	—	—	—	11	11

Increase in non-controlling interest	—	—	251	—	—	—	251

Disbursements	(1,026)	(427)	(45)	(36)	(17)	(27)	(1,578)

At December 31, 2020	$5,978	$1,193	$263	$933	$39	($37)	$8,369

Share of income (loss)	208	59	6	18	1	—	292

Cash contributed	—	—	—	—	—	6	6

Disbursements	(202)	(37)	—	(16)	—	(7)	(262)

At March 31, 2021	$5,984	$1,215	$269	$935	$40	($38)	$8,405

[1]	Tanzania mines consist of North Mara, Bulyanhulu and Buzwagi.

18 ∎     Contingencies

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 36 “Contingencies” to the 2020 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2020 Annual Financial Statements.

The description set out below should be read in conjunction with Note 36 “Contingencies” to the 2020 Annual Financial Statements.

Litigation and Claims Update

Proposed Canadian Securities Class Actions (Pascua-Lama)

On February 19, 2021, the Ontario Court of Appeal allowed the proposed representative Plaintiffs’ appeal in part. The Ontario Court of Appeal set aside the Ontario Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to the Company’s capital cost and scheduling estimates as well as to certain accounting and financial reporting issues, and remitted to the Ontario Superior Court the issue of whether leave to proceed should be granted in respect of those claims. The Ontario Court of Appeal upheld the Ontario Superior Court’s decision dismissing statutory secondary market misrepresentation claims pertaining to certain environmental matters in Chile. The Company has filed an application for leave to appeal to the Supreme Court of Canada.

The motion for class certification in Ontario has not yet been heard. The Ontario Superior Court has indicated that it currently does not intend to hear that motion until after: (i) the Company’s application for leave to appeal to the Supreme Court of Canada is decided and, if leave is granted, the Supreme Court of Canada renders its judgment; and (ii) the Plaintiffs’ motion for leave to proceed in respect of the balance of their statutory secondary market misrepresentation claims is determined (in the event that the Company’s application for leave to appeal to the

Supreme Court of Canada is denied or the Supreme Court of Canada grants that application but dismisses the Company’s appeal).

The Company intends to vigorously defend the proposed Canadian securities class actions. No amounts have been recorded for any potential liability arising from these matters, as the Company cannot reasonably predict the outcome.

Veladero - Operational Incidents and Associated Proceedings

Regulatory Proceedings and Actions

Federal Amparo Action

The Federal Court ordered the resumption of the proceedings on February 19, 2021.

Writ of Kalikasan

One additional judicial affidavit was delivered by the Petitioners by February 10, 2021. However it is not clear how many additional witnesses the Petitioners intend to call or will be permitted to call, as the Petitioners have manifested their intention to introduce additional evidence without judicial affidavits. The Company has objected to Petitioners’ manifested intention as well as to the admissibility of the additional judicial affidavit delivered by the Petitioners.

On February 17, 2021, the Province of Marinduque filed a Motion to Implead asking the Court of Appeal to add Marcopper Mining Corporation as a respondent. On March 1, 2021, the Company filed both a Manifestation submitting that the Motion to Implead is premature in light of the Company’s Motion for Partial Reconsideration filed February 9, 2021, and an Opposition to the Motion to Implead. The Court of Appeal has not yet ruled on the Motion for Partial Reconsideration or the Motion to Implead.

The February 24, 2021 hearing date did not proceed and the next hearing date has not yet been scheduled by the Court.

On March 26, 2021, the Company filed a Petition for Certiorari in the Supreme Court seeking to set aside the Court of Appeals’ rulings of November 25, 2020 and January 21, 2021 relating to the Petitioners’ ability to call additional witnesses and file additional judicial affidavits.

No amounts have been recorded for any potential liability under this matter, as the Company cannot

BARRICK FIRST QUARTER 2021	114	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

reasonably predict the outcome. The Company intends to continue to defend the action vigorously.

Reko Diq Arbitration

On March 16, 2021, ICSID registered a request for revision filed by the GOP, resulting in a provisional stay on enforcement of the ICSID Award. The original panel that decided the case has reconstituted itself to hear the revision request. TCC is vigorously opposing the revision request.

The Company cannot reasonably estimate the financial effect of the ICSID Award. No amounts have been recognized at this time.

Porgera Special Mining Lease Extension

On April 25, 2020, the Porgera Gold Mine was put on care and maintenance, after BNL, the 95% owner and operator of the Porgera joint venture, received a communication from the Government of Papua New Guinea that its application for a twenty year extension of the SML under which the Porgera mine was operated, previously filed in June of 2017, had been refused. While the Company believed the Government’s decision not to extend the SML was tantamount to nationalization without due process and in violation of the Government’s legal obligations to BNL, it nevertheless engaged in discussions with Prime Minister Marape and his Government to agree on a revised arrangement under which the Porgera Mine could be reopened, for the benefit of all stakeholders involved.

On April 9, 2021, BNL signed a binding Framework Agreement with the Independent State of Papua New Guinea and Kumul Minerals Holding Limited, a state-owned mining company, setting out the terms and conditions for the reopening of the Porgera mine. The Framework Agreement reflects the key principles previously agreed between the parties on October 15, 2020. Under the terms of the Framework Agreement, the Papua New Guinea stakeholders will receive a 51% equity stake in the Porgera mine, with the remaining 49% to be held by BNL, which will retain operatorship of the mine. The Framework Agreement also provides that Papua New Guinea stakeholders and BNL will share the economic benefits derived from the reopened Porgera Mine on a 53% and 47% basis over the life of mine, respectively, and that the Government of Papua New Guinea will retain the option to acquire BNL’s 49% equity participation at fair market value after 10 years.

The provisions of the Framework Agreement will be implemented, and work to recommence full mine operations at Porgera will begin, following the execution of a number of definitive agreements and satisfaction of a number of conditions. In the meantime, under standstill arrangements contemplated by the Framework Agreement, all legal and arbitral proceedings previously initiated by the parties in relation to the Porgera dispute are to be suspended. BNL will remain in possession of the site and maintain the mine on care and maintenance.

Porgera Tax Audits

Under standstill arrangements contemplated by the Framework Agreement, all legal and arbitral proceedings previously initiated by the parties in relation to the Porgera dispute are to be suspended. See “Porgera Special Mining Lease Extension”.

The Company has not recorded any additional estimated amounts for the potential liability arising from the amended assessments as the Company cannot reasonably predict the outcome.

Massawa Senegalese Tax Dispute

On March 10, 2021, the Company filed an application with the International Chamber of Commerce in Paris in accordance with the Mining Convention for Gold and Related Substances, dated November 24, 2003, pertaining to the Senegal mining code between the Government of the Republic of Senegal and the Company. Arbitration proceedings are expected to commence within the next twelve months. No amounts have been recorded for any potential liability arising from the Notice for Reassessment or the Confirmation of Reassessment as the Company cannot reasonably predict the outcome. The Company intends to vigorously defend its position.

BARRICK FIRST QUARTER 2021	115	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD     The New York Stock Exchange

ABX        The Toronto Stock Exchange

Transfer Agents and Registrars

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “deliver”, “plan”, “objective”, “expected”, “potential”, “strategy”, “will”, “continues”, “ongoing” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production guidance and estimates of future costs; mine life and production rates; Barrick’s response to the government of Papua New Guinea’s decision not to extend Porgera’s Special Mining Lease; the terms of a new partnership for Porgera’s future ownership and operation under the Framework Agreement between Papua New Guinea and BNL, and the timeline for execution of definitive agreements and formation of a new joint venture to implement the Framework Agreement and recommence operations at Porgera; the duration of the temporary suspension of operations at Porgera; potential mineralization; potential exploration targets and mineral resource potential, including reserve replenishment; the new joint venture with the Government of Tanzania and the potential for Barrick’s North Mara and Bulyanhulu mines to become a Tier One complex; the timing and amount of Barrick’s return of capital distributions; future dividend and yield levels; Barrick’s engagement with local communities to manage the Covid-19 pandemic; Barrick’s strategy, plans, targets and goals in respect of environmental and social governance issues, including climate change, greenhouse gas emissions reduction targets, tailings storage facility management and conservation efforts; future investments in community projects and contributions to local economies; Barrick’s human capital management strategy; the development of the third underground mine at Gounkoto and the timeline for first production; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; the benefits expected from recent transactions being realized; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licenses by governmental authorities, including non-renewal of Porgera’s Special Mining Lease; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; risks associated with new diseases, epidemics and pandemics, including the effects and potential effects of the global Covid-19 pandemic; disruption of supply routes which may cause delays in construction and mining activities; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures, including our ability to successfully reintegrate the operations of the former Acacia; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. Barrick also cautions that its 2021 guidance may be impacted by the unprecedented business and social disruption caused by the spread of Covid-19. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.